UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 January 2010
Cadbury plc

(Translation of registrant’s name into English)
England

(Jurisdiction of incorporation or organization)
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury plc
Date: 29/01/2010	By:	/s/ J M Mills
		Name:	J M Mills
		Title:	Director of Group Secretariat

Cadbury plc is filing this Current Report on Form 6-K to update the financial information in Cadbury’s Annual Report on Form 20-F for the year ended 31 December 2008, filed with the Securities and Exchange Commission on 31 March 2009, to reflect revised financial information and disclosures as a result of the changes discussed below.
Business Segments
From 1 January 2009, the Group was reorganised into seven Business Units. Britain, Ireland, Middle East and Africa (BIMA) was split into two Business Units: Britain & Ireland and Middle East and Africa, Americas was split into North America and South America and Asia Pacific was split into Asia and Pacific, Europe remains unchanged. Business Units and Chief Operating Decision Maker of Cadbury manage the segments as strategic units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies which require differing branded products and marketing strategies.
Cash and cash equivalents and short term investments reclassification
Following clarification of the Group’s presentational accounting policy, the Group has reclassified certain amounts between cash and cash equivalents and short term investments to ensure consistency of policy across the Group. This has resulted in the reclassification on the balance sheet and cash flow statement of £139 million previously reported as short term investments at 31 December 2008 as cash and cash equivalents, £77 million previously reported as cash and cash equivalents at 31 December 2007 to short term investments and £74 million previously reported as short term investments at 31 December 2006 to cash and cash equivalents.
New Accounting Guidance
Effective January 1, 2009, we adopted IAS 1 (Revised), “Presentation of financial statements” which requires the statement of changes in equity as a primary statement, separate from the Income Statement and Statement of Recognised Income and Expense. On adoption of the standard a consolidated statement of changes in equity has been presented as a primary statement and a Balance Sheet at 31 December 2006 is included.
Pursuant to guidance provided by the SEC, we have revised the following sections of our Form 20-F to reflect the changes described above:
•	Item 3. Key Information - Selected Financial Data (pages 4-5)

•	Item 5. Operating and Financial Review and Prospects (pages 27-58)

•	Item 15. Controls and Procedures - Report of Independent Registered Public Accounting Firm (page 105)

•	Item 18. Financial Statements (F1-F72)

The information included with and in this Form 6-K is presented for information purposes only in connection with the changes described above. All other information in our Form 20-F has not been updated for events or developments that occurred subsequent to the filing of the Form 20-F with the SEC. The information in this Form 6-K, including exhibits, should be read in conjunction with the Form 20-F and our subsequent SEC filings.

ITEM 3: KEY INFORMATION
Selected Financial Data
The selected financial data as at 31 December 2008, 2007 and 2006 and for each of the years in the three year period ended 31 December 2008 set forth below has been derived from the audited consolidated financial statements included herein. The selected financial data as at 1 January 2006 (“2005”) and 2 January 2005 (“2004”) and for the years ended 1 January 2006 (“2005”) and 2 January 2005 (“2004”) set forth below have, with the exception of the reclassification of the discontinued operations and the reclassification between cash and cash equivalents and short term investments (as described below), been derived from our audited financial statements for the respective periods, which are not included herein.
IFRS Financial Record

	2008		2007		2006		2005		2004
Income Statement	£m		£m		£m		£m		£m

Continuing Operations

Revenue	5,384		4,699		4,483		4,295		3,990
Trading costs	(4,803)		(4,258)		(4,071)		(3,799)		(3,576)
Restructuring costs	(194)		(165)		(107)		(62)		(110)
Non-trading items	1		2		23		5		17

Profit from operations	388		278		328		439		321
Share of result in associates	10		8		(15)		13		11

Profit before financing and taxation	398		286		313		452		332
Investment revenue	52		56		50		45		51
Finance costs	(50)		(88)		(119)		(174)		(196)

Profit before taxation	400		254		244		323		187
Taxation	(30)		(105)		(68)		24		11

Profit for the period from continuing operations	370		149		176		347		198
Discontinued operations[1]
(Loss)/profit for the period from discontinued operations	(4)		258		989		429		349

Profit for the period	366		407		1,165		776		547

Attributable to:
Equity holders of the parent	364		405		1,169		765		525
Minority interests	2		2		(4)		11		22

	366		407		1,165		776		547

Earnings per share
From continuing and discontinued operations
Basic	22.6	p	19.4	p	56.4	p	37.3	p	25.9	p
Diluted	22.6	p	19.2	p	55.9	p	36.9	p	25.7	p
From continuing operations
Basic	22.8	p	7.0	p	8.7	p	16.4	p	8.7	p
Diluted	22.8	p	7.0	p	8.6	p	16.2	p	8.6	p
Earnings per ADR[2]
From continuing and discontinued operations
Basic	90.4	p	77.6	p	225.6	p	149.2	p	103.6	p
Diluted	90.4	p	76.8	p	223.6	p	147.6	p	102.8	p
From continuing operations
Basic	91.2	p	28.0	p	34.8	p	65.6	p	34.8	p
Diluted	91.2	p	28.0	p	34.4	p	64.8	p	34.4	.p

[1]	The Group’s beverage businesses in Europe and South Africa were sold in 2006. In 2008 the Group completed the demerger of the Americas Beverages business and announced it had entered into a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the Group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. All of these businesses have been classified as discontinued operations and the 2004 to 2007 financial information has been re-presented accordingly.

[2]	Each ADR represents four ordinary shares.

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Cash Flow Statement

Net cash from operating activities	469	812	620	891	745
Net cash (used in)/generated from investing activities	(615)	(718)	589	(301)	(195)
Net cash (used in)/generated from financing activities	(31)	14	(1,212)	(592)	(539)

Net (decrease)/increase in cash and cash equivalents	(177)	108	(3)	(2)	11
Opening net cash and cash equivalents	372	260	283	284	275
Effect of foreign exchange rates	43	4	(20)	4	(2)
Less: Net cash and cash equivalents included in discontinued operations	—	—	—	(3)	—

Closing net cash and cash equivalents [1,2]	238	372	260	283	284

Balance Sheet

Assets employed
Goodwill	2,288	2,805	2,487	2,299	2,352
Acquisition intangibles	1,598	3,378	3,261	3,200	3,261
Software intangibles	87	149	155	149	144
Property, plant and equipment	1,761	1,904	1,664	1,446	1,464
Investments in associates	28	32	22	372	324
Deferred tax assets	181	124	170	123	17
Retirement benefit assets	17	223	—	—	—
Non-current trade and other receivables	28	50	54	70	67
Other investments	2	2	2	2	11
Assets held for sale	270	71	22	945	5
Inventories	767	821	728	713	709
Short-term investments [2]	108	79	52	40	21
Trade and other receivables	1,067	1,197	1,186	1,180	1,150
Tax recoverable	35	41	36	47	30
Cash and cash equivalents [2]	390	416	343	339	325
Derivative financial instruments	268	46	51	67	—

Total Assets	8,895	11,338	10,233	10,992	9,880
Trade and other payables	(1,551)	(1,701)	(1,588)	(1,543)	(1,546)
Tax payable	(328)	(197)	(239)	(237)	(150)
Short-term borrowings and overdrafts	(1,189)	(2,562)	(1,439)	(1,194)	(610)
Short-term provisions	(150)	(111)	(55)	(42)	(67)
Current obligations under finance lease	(1)	(21)	(22)	(20)	(20)
Derivative financial instruments	(169)	(22)	(35)	(61)	—
Liabilities directly associated with assets classified as held for sale	(97)	(18)	(9)	(291)	—
Non-current trade and other payables	(61)	(37)	(30)	(32)	(27)
Borrowings	(1,194)	(1,120)	(1,810)	(3,022)	(3,520)
Retirement benefit obligations	(275)	(143)	(204)	(369)	(485)
Tax payable	(6)	(16)	(5)	(138)	(184)
Deferred tax liabilities	(121)	(1,145)	(1,050)	(954)	(895)
Long-term provisions	(218)	(61)	(18)	(11)	(10)
Non-current obligations under finance leases	(1)	(11)	(33)	(43)	(66)

Net Assets	3,534	4,173	3,696	3,035	2,300

Equity
Equity attributable to equity holders of the parent	3,522	4,162	3,688	3,008	2,071
Minority interest	12	11	8	27	229

Total equity	3,534	4,173	3,696	3,035	2,300

1 Net cash and cash equivalents includes overdrafts of £152 million (2007 £44 million, 2006 £83 million, 2005 £56 million, 2004 £41 million).
2 In 2009, the Group identified reclassifications between cash and cash equivalents and short term investments required to ensure consistency of presentation. This resulted in the reclassification of £139 million previously reported as short term investments at 31 December 2008 as cash and cash equivalents, £77 million previously reported as cash and cash equivalents at 31 December 2007 as short term investments, £74 million previously reported as short term investments at 31 December 2006 as cash and cash equivalents and £7 million previously reported as short term investments at 31 December 2005 as cash and cash equivalents.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Explanation of performance analysis
On 7 May 2008, the Group completed the demerger of the Americas Beverages business and in December 2008 announced the conditional sale of the Australia Beverages business. As described in note 38 of Item 18, on 12 March 2009 the Group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. Both of these businesses are classified as discontined and the Income Statement and related notes for 2007 and 2006 have been re-presented, in accordance with IFRS 5, “Non current assets held for sale and discontinued operations”. IFRS requires that the results of these businesses be excluded from revenue, profit from operations, financing and taxation and the after-tax result be shown as a single line item on the face of the Income Statement below taxation, with a corresponding re-presentation of the prior periods. Hence, in the analysis that follows all references to revenue growth, profit from operations growth and profit from operations growth excludes the results of the Americas and Australia Beverages businesses. A separate discussion of the Discontinued operations is presented on page 31.
IFRS requires that the cash flow statement reflects the cash flows of the Group, including discontinued operations, and hence all cash flow analysis, including references to Free Cash Flow (as defined on page 50) include the cash flows relating to the Americas and Australia Beverages businesses.
From 2008, certain confectionery costs in respect of global Supply Chain, Commercial and Science & Technology which support the business operations, previously included in central costs, have been allocated to the regions with prior periods re-presented on a comparable basis.
The review below starts with an overview of the Group that analyses revenue and profit from operations, including the impact of exchange rates, and acquisitions and disposals in 2008, 2007 and 2006. As part of the review there is an analysis of marketing, restructuring costs, amortisation and impairment of acquisition intangibles, non-trading items, certain other items, IAS 39 adjustment, share of result in associates, financing, taxation, discontinued operations, minority interests, dividends and earnings per share.
Following the total Group summary, there is a review of each of the business segments which are Britain and Ireland, Middle East and Africa, Europe, North America, South America, Pacific and Asia. Each segment reviews revenue, underlying profit from operations and restructuring costs. Underlying profit from operations refers to each segment’s profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles and IAS 39 adjustment. This is the measure of profit or loss for each reportable segment used by the CEC and segment management. A reconciliation of each segment’s underlying profit from operations to profit from operations is provided in the segmental reporting on pages F-7 — F-9.
The meanings of certain terms used in this operating and financial review are as follows:
References to re-presented information refer to:

-the re-presentation of the 2007 and 2006 information to classify the Americas Beverages and Australia Beverages businesses as discontinued, in accordance with IFRS 5;

-the re-presentation of segments for the recharge of central costs to the regional operating segments in accordance with IFRS 8;

-the re-presentation of the former four regions of BIMA, Europe, Americas and Asia pacific into the seven Business Units of Britain and Ireland, Middle East and Africa, Europe, North America, South America, Pacific and Asia; and

-the reclassification of balances between cash and cash equivalents and short term investments.
References to constant currency or constant exchange rates refer to the method we use to analyse the effect on our results attributable to changes in exchange rates by recomputing the current year result using the prior year exchange rates and presenting the difference as exchange movements.
References to acquisitions and disposals refer to the first 12 months’ impact of acquisitions and the last 12 months’ impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.
References to business improvement costs refer to costs incurred within underlying profit from operations in 2008 and 2007 which are restructuring in nature but are part of an ongoing maintenance of an efficient business. There were no business improvement costs in 2006 as all restructuring was incurred as part of the Fuel for Growth programme.

References to base business growth refer to changes in revenue, underlying profit from operations, underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, acquisitions and disposals and businiess improvement costs.
We believe that removing the effect of exchange rates, acquisitions and disposals and business improvement costs provides shareholders with a meaningful comparison of year on year performance of the base business. A reconciliation of the reported results is included on pages F-7 to F-9.
Sources of revenue and trading costs

Revenue is principally generated from the sale of branded chocolate, gum and candy confectionery products.
Direct trading costs consisted mainly of raw materials, which for confectionery products are cocoa, milk, sugar and sweeteners, various types of nuts and fruit, and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.
Cash receipts and payments are generally received and made in line with the related income statement recognition. The main exceptions to this are:
> Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on the balance sheet. Where hedge accounting is not available this results in the immediate recognition within the income statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.
> Depreciation charges of fixed assets. Cash is utilised when the capital expenditure is made, and the depreciation is charged to the income statement to match utilisation of the asset.
> Restructuring charges relating to onerous contracts and redundancy provisions are required to be recognised when the Group has a constructive obligation and, in the case of redundancy costs, the Group has communicated the planned restructuring initiatives. The associated cash flows occur when the liability is required to be settled.

OPERATING REVIEW 2008 COMPARED TO 2007
Group

			Base
	Re-presented		business	Acquisitions/	Exchange
	2007		growth	Disposals	effects	2008
Analysis of results	£m		£m	£m	£m	£m

Revenue	4,699		324	(34)	395	5,384

Profit from operations	278		56	(3)	57	388

Profit before tax	254					400

Discontinued operations	258					(4)

Basic EPS — continuing	7.0	p				22.8	p

Basic EPS — continuing and discontinued	19.4	p				22.6	p

Dividend per share	15.5	p				16.4	p

The key highlights of 2008 were as follows:

>	Reported revenue growth for the period was 15% as a result of the impact of exchange rate movements and base business performance. Base business revenue growth of 7% was ahead of our 4%—6% goal range. Overall, acquisitions net of disposals had a modest negative impact in the year.

>	Growth was balanced across our three categories with our chocolate revenue up 6%, gum up 10% and candy revenue up 6%.

>	Operating margins increased by 130bps.

>	We have made good progress delivering some of the early benefits of our Vision into Action strategy, achieving all of our 2008 performance objectives and starting to implement many of the programmes that will deliver significant returns from 2010 onwards.
1 Review of 2008 Group income statement
(i) Revenue
Revenue at £5,384 million was £685 million or 15% higher than 2007 revenue of £4,699 million. The net effect of exchange movements during the year was to increase reported revenue by £395 million, mainly driven by a strengthening in the US Dollar and the Euro.
In 2008, acquisitions, net of disposals, resulted in a £34 million decrease in reported revenue relative to the prior year. This was principally due to the disposal of Monkhill in January 2008.
Base business revenue grew £324 million or 7% with growth in all four of our business segments.
(ii) Profit from operations
Profit from operations increased by £110 million, or 40%, to £388 million compared to 2007, due to a favourable foreign exchange impact of £57 million (21%) and base business growth of £56 million.

As a result of the increase in profit from operations noted above, operating margin increased by 130 basis points to 7.2%.
Marketing
Marketing spend was £584 million in 2008, a 20% increase at actual exchange rates and a 10% increase at constant exchange rates. Marketing spend as a percentage of revenues was 11% compared with 10% in the prior year.
The Vision into Action programme
In mid-2007, the Group announced that part of its confectionery strategy is to achieve mid-teen margins by 2011. In pursuit of this goal the Group implemented a major group-wide cost reduction programme to significantly reduce the central and regional SG&A and supply chain costs. Consequently, over the 2007 to 2011 period, around 15% of our manufacturing sites around the world are expected to be closed and it is anticipated that headcount will also be significantly reduced as a result.
Restructuring costs
Costs in respect of business restructuring were £194 million compared with £165 million last year. In 2008, as in 2007, the restructuring costs continue to principally relate to the Vision into Action programme. In addition, amounts were recognised relating to a third party supply agreement which has become an onerous contract and costs incurred to separate and establish a stand alone confectionery business following the demerger of the Americas Beverages business.

		Re-presented
	2008	2007
	£m	£m

Vision into Action	142	151

Onerous contract and penalties — Gumlink	27	9

Separation costs	16	5

Acquisition integration costs	9	—

Restructuring costs	194	165

Of the total 2008 charge of £194 million, £82 million was redundancy related, £13 million related to external consulting costs and
£45 million was associated with onerous contracts. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and distribution contract termination payments. A further £9 million (2007: £nil) has been incurred relating to integration costs associated with businesses acquired in 2007.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 35 to 38. The table below details the business segment analysis of restructuring costs.

	Re-presented	Re-presented
	2008	2007
Business segment analysis	£m	£m

Britain and Ireland	14	59
Middle East and Africa	7	1

Europe	63	18

North America	11	29
South America	7	4

Pacific	29	6
Asia	3	2

Central	60	46

Restructuring costs	194	165

Amortisation and impairment of acquisition intangibles
Amortisation and impairment of acquisition intangibles at £4 million was £14 million lower than in 2007. The decrease principally relates to an impairment of £13 million to the goodwill relating to China that was recognised in 2007.
Non-trading items
During 2008, the Group recorded a net profit from non-trading items of £1 million compared to a net profit of £2 million in 2007.

IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £53 million (2007: £14 million charge). This principally reflects the fact that in 2008 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements as reflected in the underlying results.
(iii) Share of result in associates
In 2008, our share of the result of our associate businesses (net of interest and tax) was a profit of £10 million. This compares to a profit in 2007 of £8 million.
(iv) Financing
In 2008, the Group has net financing income of £2 million compared to a net finance charge of £32 million in 2007. Investment revenue in 2008 of £52 million was comparable with 2007 which was £56 million. In 2008 financing costs were £50 million (2007: £88 million), reflecting the combined effects of a net gain from fair value movements on commodity, interest rate and currency derivatives of £94 million (2007: £19 million) and interest on bank and other loans and commercial paper of £141 million (2007: £107 million). In addition, in 2008 a charge of £3 million was recognised relating to the unwinding of a discount on restructuring provisions. The increase in interest on bank and other loans and commercial paper during the year was mainly due to the increasing rates of interest that Cadbury paid on its debt and an increase in average net debt (adjusted to reflect the debt demerged with the Americas Beverages business). During the year the difference between central bank base rates and the rates paid by BBB rated corporates grew significantly as a result of volatility in financial markets. Further, the sterling value of interest Cadbury pays on debt held in non sterling currencies increased as sterling weakened against a basket of currencies.
Interest cover increased from 4.7 in 2007 to 15.9 in 2008. This was driven by increased profits from operations and the impact of the fair value movements on commodity, interest rate and currency hedging derivatives.
(v) Profit before and after taxation
Profit before tax increased by 57% to £400 million reflecting increased trading results, the increase in net gain from IAS 39 adjustments and the impact of exchange rates partially offset by increased restructuring.
The effective tax rate in 2008 was 7.5% compared with 41.3% in 2007. The decrease is primarily due to tax credits on certain re-organisations carried out in preparation for the demerger of the Americas Beverages business.
Profit after tax increased to £370 million compared with £149 million in 2007.
(vi) Discontinued operations: Americas and Australia Beverages
Americas Beverages
On May 7 2008 the Group completed the demerger of the Americas Beverages business.
Through to completion of the demerger, Americas Beverages generated an operating profit in 2008 of £146 million. The operating profit for the full year in 2007 was £526 million.
The loss for the period after tax of £60 million is after demerger costs of £127 million. In 2007 the business generated a net profit of £241 million which included a full year’s trading of the Americas Beverages business, offset by costs incurred in 2007 relating to the separation of this business.
Australia Beverages
In December 2008 the Group announced the conditional sale of the Australia Beverages business. As described in note 38 of Item 18, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages.
In 2008 the Australia Beverages business generated an operating profit of £27 million. The operating profit for the full year in 2007 was £24 million. The group recognised a £46 million tax gain relating to the planned disposal and the net profit for the year was £56 million (2007: £17 million).

(vii) Minority interests
In 2008, the Group companies in which we do not own 100% contributed an aggregate profit to the Group. The minority interests share of these profits was £2 million (2007: £2 million).
(viii) Dividends
The Board has proposed a final dividend per share of 11.1 pence, up from 10.5 pence in 2007, an increase of 6%. Including the interim dividend of 5.3 pence, the total dividend for 2008 is 16.4 pence, a 6% increase on the 15.5 pence dividend in 2007.
The dividend cover increased to 1.63 times from 1.24 times in 2007 principally reflecting the reduced number of shares as a result of the Scheme of Arrangement to replace Cadbury Schweppes plc with Cadbury plc.
(ix) Earnings per share
Continuing and discontinued earnings per share were 22.6 pence, up 3.2 pence or 16% on 2007 as a result of the increase in continuing earnings, currency movements and the reduction in number of shares, partially offset by the significantly lower net gain on discontinued operations compared to 2007.
Continuing earnings per share were 22.8 pence, an increase of 15.8 pence from 2007. This was principally driven by a 150% increase in profit for the year to £368 million (2007: £147 million) and a 23% reduction in the average number of shares as a result of the Scheme of Arrangement in May 2008 to replace Cadbury Schweppes plc with Cadbury plc.
(x) Effect of exchange rates and inflation on 2008 reported results
Over 75% of the group’s revenues and profits in 2008 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2008, compared with 2007, the largest exchange rate impact on the Group’s results was the strengthening in the US Dollar and the Euro.
In 2008, movements in exchange rates increased the Group’s revenue by 9%, pre-tax profit by 20% and continuing earnings per share by 29%.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 3% to 5% range. In certain developing markets, notably Venezuela, Turkey, Brazil,
Russia, Nigeria and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.
2. 2008 compared to 2007 — Business Segments Performance
Information used by management to make decisions
Regular monthly management accounts and periodic reforecasts are produced for review by the CEC. These accounts are used by the CEC to make decisions and assess business performance.
The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
>	Revenue;

>	Underlying profit from operations (before and after Business Improvement Costs);

>	Restructuring Costs;

>	Underlying operating margins;

>	Working Capital;

>	Free Cash Flow and Net Debt;

>	Net cash from operating activities (a key component of Free Cash Flow);

>	Return on Invested Capital; and

>	Underlying Earnings per Share.
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely underlying profit from operations, underlying operating margins and Free Cash Flow.

Underlying earnings measures
A segmental analysis of underlying profit from operations is presented alongside profit from operations on pages F-7 to F-9 of the audited financial statements as well as a segment-by-segment reconciliation from underlying profit from operations to the corresponding IFRS measure which is profit from operations. We calculate underlying profit from operations by adjusting profit from operations to exclude the effects of the following:
>	Restructuring costs;

>	Amortisation and impairment of acquisition intangibles;

>	Non-trading items;

>	IAS 39 adjustment; and

>	Certain other items which do not reflect the Group’s trading performance; and

>	The tax impacts of certain intra-group transfers and of the above.
Underlying operating margins are calculated by dividing underlying profit from operations by revenue and expressing the result as a percentage.
In addition, as permitted under IAS 33 “Earnings per Share”, we present underlying earnings per share, along with a reconciliation to earnings per share in Note 13 to the audited financial statements. We calculate underlying earnings per share by adjusting basic earnings per share to exclude the effects of the following:
>	Restructuring costs;

>	Non-trading items;

>	Amortisation and impairment of intangibles;

>	IAS 39 adjustment;

>	Certain other items which do not reflect the Group’s trading performance; and

>	The tax impacts of certain intra-group transfers and of the above.
The reconciling items between reported and underlying performance measures are discussed in further detail below.
Restructuring costs
The costs incurred in implementing significant business reorganisation projects, such as our confectionery Vision into Action programme, the efficiency programme in pursuit of mid-teen margins and integrating acquisitions, are classified as restructuring. In addition, the onerous contract and associated penalties which have arisen from the strategic decision to decrease our gum supply from a third party manufacturer, Gumlink A/S, and move production to a new green-field site in Poland, is included as restructuring.
Also included as restructuring are the costs incurred in establishing a stand-alone confectionery company.
We view these costs as costs associated with investments in the future performance of the business and not part of the underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations on the face of the income statement.
The Group also incurs costs relating to the maintenance of an efficient business. These costs are termed ‘Business Improvement Costs’ and are included within the underlying results of the business as, although the impact on segmental profits may vary year on year, they are expected to be incurred at similar levels each year on a consolidated basis and hence will not distort the performance trends of the business.
Amortisation and impairment of acquisition intangibles
Our revenue is driven by the performance of our brands, other acquisition intangibles and goodwill, some of which are internally generated (e.g. the Cadbury brand) and some of which have been acquired (e.g. the Adams brands). Certain of the acquired brands and other acquisition intangibles are assigned a finite life and result in an amortisation charge being recorded in arriving at profit from operations. There are no similar charges associated with our internally generated brands and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding acquisition intangible amortisation and goodwill impairment from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.

Non-trading items
Our business is the marketing, production and distribution of branded confectionery products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at profit from operations. However, we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Costs incurred from the disposals of operations which will meet the criteria to be disclosed as a discontinued operation are also separately identified due to their significance and discrete nature. Consequently, these non-trading items can have a significant impact on the absolute amount of, and trend in, profit from operations and operating margins and are not included in the underlying performance trends of the business.
IAS 39 adjustment
We seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances we are unable to obtain hedge accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rates that apply to our debt. These arrangements result in fixed and determined cash flows. We believe that these arrangements remain effective economic and commercial hedges.
The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined interest rate, rate of exchange or commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. While the impacts described above could be highly volatile depending on movements in exchange rates, interest rates or commodity prices, this volatility will not be reflected in our cash flows, which will be based on the fixed or hedged rate. The volatility introduced as a result of hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.
Certain other items which do not reflect the Group’s trading performance
From time to time events occur which due to their size or nature are considered separately when discussing the trading performance of the Group. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the profit from operations and results for the year. Therefore any gains and losses on such items are analysed outside the underlying results to enable the trends in the underlying performance of the business to be understood. Where items are excluded from the underlying results we provide additional information on these items to enable a full understanding of the events and their financial impact.
There were no such items recognised in the continuing group in 2007 and 2008.
Reported in continuing operations:
>	UK product recall – in 2006, the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. The impact on trading following the recall is included in underlying results.

>	Nigeria – in 2006, the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.
Reported in discontinued operations:
>	Demerger and disposal costs – in 2008 and 2007, the Group incurred demerger costs associated with the demerger of the Americas Beverages business of £98 million (2007: £40 million) and disposal costs relating to the planned disposal of Australia Beverages of £6 million (2007: £nil).

>	Gain on contract termination – in 2007, the Group received £45 million amounts in respect of the termination in November of a distribution agreement for Glacéau in the US. The net gain of £31 million which would otherwise have been received through distribution of the product in 2008 is considered to be one-off and excluded from the underlying results.

>	Release of disposal tax provisions – in 2006, we reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million within discontinued operations. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the original treatment, the release of the unutilised provisions has been excluded from the underlying earnings of the Group.

In order to provide comparable earnings information the tax impact (where applicable) of the above items is also excluded in arriving at underlying earnings. In addition, from time to time the Group may undertake reorganisations in preparation for a disposal or make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to tax gains or losses which are excluded from the underlying results.
For the reasons stated above, underlying profit from operations, underlying operating margins, underlying earnings and underlying earnings per share are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses underlying profit from operations as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for employees of the Group.
Underlying profit from operations, underlying earnings and underlying earnings per share exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the underlying performance measures. In order to mitigate this risk, we also manage the business for cash flow and report this externally. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.
The CEC does not primarily review or analyse financial information on a GAAP basis for profit from operations, earnings or earnings per share. The CEC bases its performance analysis, decision making and employee incentive programmes based on underlying profit from operations, underlying earnings and underlying earnings per share. For these reasons, and the other reasons noted above, we believe that these measures provide additional information on our underlying performance trends to investors, prospective investors and investment analysts that should be provided alongside the equivalent GAAP measures.
Britain and Ireland

					Business
	Re-presented	Base		Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	1,258	56		(66)	—	21	1,269

year-on-year change	—	+ 4.5%		-5.2%	—	+1.7%	+0.9%

Underlying profit from operations	130	15		(8)	—	2	139

year-on-year change	—	+11.5%		- 6.1%	—	+1.5%	+6.9%

Underlying operating margins	10.3%	+60	bps	—	—	—	11.0%

In Britain and Ireland base business revenue grew by 4.5% in 2008. The Monkhill disposal, completed in January, reduced total revenues by 5.2%. Growth was driven by strong performances from the UK business, particularly in the second half of the year, and sustained growth in key emerging markets. Base business underlying profit and margin progression of 60 bps was driven by SG&A savings and logistics efficiencies arising from the early implementation of our Vision into Action plans which focused on operational performance in the UK.
The UK business grew revenue by 5%, led by strong growth in Cadbury Dairy Milk, including new variants and formats, and the successful launches of Creme Egg Twisted and Wispa. Wispa, in particular, delivered over £25 million of revenue since September 2008, a record for a new product launch. After a strong performance in 2007, led by product innovation and promotional activity, our gum share remained satisfactory at around 10%. In candy, revenues were boosted by recovery from the Sheffield flood which adversely impacted the business in the second half of 2007. Growth was also helped by the successful introduction of The Natural Confectionery Co in the UK into grocery channels. Overall, Cadbury ended the year with UK confectionery market share up 50 bps, reflecting gains in chocolate and candy more than offsetting a small decline in gum share, and Ireland confectionery market share up 20 bps.
Outside underlying profit from operations were restructuring costs of £14 million and a non-trading loss of £9 million relating to the disposal of Monkhill.
Also recognised outside the underlying result of the business unit is a charge of £35 million relating to the IAS 39 adjustment to reflect the actual rate ruling on the date of certain commodity transactions. The underlying results of the Business Unit reflect the hedged cash flows that were paid.
Middle East and Africa

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2007	business	Disposals	costs	effects	2008

Revenue	321	46	—	—	9	376

year-on-year change		+ 14.3%	—	—	+ 2.8%	+ 17.1%

Underlying profit from operations	23	15	—	(3)	(1)	34

year-on-year change		+ 65.2%		- 13.0%	- 4.4%	47.8%

Underlying operating margins	7.2%	210				9.0%

Our emerging markets business in Middle East and Africa grew revenues by 14%, driven by strong performance across all categories. This was partially offset by revenue and volume declines in Egypt due to portfolio rationalisation and pricing actions which significantly improved operating performance in the business. South Africa delivered excellent results with a strong confectionery market share gain of 290 bps in the year, principally driven by chocolate, driving revenues up over 20%. Nigeria was a good contributor to margin expansion, delivering a modest trading profit this year, after several years of significant underperformance.
Outside underlying profit from operations were restructuring costs of £7 million.
Europe

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	879	33		45	—	140	1,097

year-on-year change	—	+3.8%		+5.1%	—	+15.9%	+24.8%

Underlying profit from operations	82	12		3	(2)	20	115

year-on-year change	—	+14.6%		+3.7%	-2.4%	+24.3%	+40.2%

Underlying operating margins	9.3%	+100	bps	—	—	—	10.5%

In Europe, revenues were up 4%, reflecting good growth in gum and candy, offset by chocolate where there was some volume weakness in France, Poland and Russia. All countries grew with the exception of France, where revenues were unchanged. Second half revenue growth was stronger, reflecting the benefit of price increases and a more positive performance in Turkey. The steady performance overall was achieved despite market conditions weakening during the second half of the year. Base business margins were up 100 bps over the year as a whole, reflecting an improved performance as the business improved mix and tightened cost control.
Gum performed well across the region, delivering good revenue growth and gaining market share in all areas of operation except Russia, Spain and Turkey. In Europe, we launched our longer lasting taste technology across three of our focus brands. This multi-country roll-out was the regions most successful brand launch to date. In Turkey, the integration of Intergum and Kent sales channels was successfully completed in the first half of the year, benefiting year-on-year performance in the last six months.
Candy performed well despite a major SKU reduction in Halls, which limited revenue growth but helped improve operating margin through simplification. Revenues from chocolate declined, reflecting strong competitive pressures in France, Poland and Russia which impacted volumes as the business looked to increase prices.
In Russia, our route-to-market changes were less successful than expected, necessitating further changes towards the end of the year. Across Europe, progress implementing key elements of our Vision into Action business plan proceeded well, reflecting good project management of several major investments. These included the head office consolidation, gum supply chain reconfiguration, and working with the Britain & Ireland team to implement a pan-European manufacturing strategy for chocolate.
Outside underlying profit from operations were restructuring costs of £63 million, including £27 million relating to penalties and other costs due to an onerous contract with a third party gum supplier.

North America

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	1,049	78		(16)	—	90	1,201

year-on-year change	—	+7.4%		-1.5%	—	+8.6%	+ 14.5%

Underlying profit from operations	184	31		—	(1)	17	231

year-on-year change	—	+16.8%		—	-0.5%	+9.2%	+ 25.5%

Underlying operating margins	17.5%	+180	bps	—	—	—	19.2%

Our business in the North America delivered another year of strong overall performance, underpinned by continued strong growth for gum, good growth for candy and a robust performance from chocolate following the launch of Green & Blacks in the US. Underlying market conditions remained generally good, with the US and Canada showing somewhat weaker demand for confectionery in the second half. Our Vision into Action SG&A projects contributed strongly to the 180 bps improvement in base business underlying operating margin. In addition, increased productivity in the supply chain benefited margins.
Across the Business unit, gum delivered double-digit revenue growth, with continued growth in Stride and Trident, partially offset by some modest declines for Dentyne. Strong candy growth was driven by Halls, particularly in the US, and by exceptional growth from Sour Patch Kids and Swedish Fish.
In the US, after a very strong first half, demand for gum slowed towards the end of the year, reflecting the weaker economic environment. Despite a significant increase in activity by a major competitor, Cadbury maintained a strong market share, ending the year unchanged, having made gains in the first five months. During the second half, growth in candy was strong, reflecting an excellent performance from all major products. In Canada, overall revenues declined somewhat as growth in candy partly offset declines in chocolate and gum. Operating margins in the US and Canada grew as the benefit from both SG&A savings and distribution and warehousing efficiencies more than offset increased marketing.
Outside underlying profit from operations were restructuring costs of £11 million and non trading gains of £4 million, on disposal of a surplus property. Amortisation of £2 million relating to a definite life brand has also been excluded from the underlying result.
South America

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	323	57		—	—	50	430

year-on-year change		+17.6%		—	—	+15.5%	+33.1%

Underlying profit from operations	50	20		—	3	11	84

year-on-year change		+40.0%		—	+6.0%	+22.0%	+68.0%

Underlying operating margins	15.5%	+340	bps				19.5%

In South America base business revenue grew 17.6%, led by strong demand for our core brands and effective price realisation. Innovation contributed to consistent market share gains across the Business Unit. In Brazil, Trident and Halls were successfully re-launched, including a new creamy fruit range of flavours which expanded the consumer base and increased the frequency of consumption. In addition, new flavours, packaging and advertising campaigns were used to strengthen the market positions of Chiclets, Trident and Halls across the Business Unit, having particularly strong results in Argentina, Brazil and Venezuela, where the business also grew due to strong demand for Trident Splash.
Outside underlying profit from operations were restructuring costs of £7 million.
Pacific

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	585	9		3	—	67	664

year-on-year change	—	+1.5%		+0.5%	—	+11.5%	+13.5%

Underlying profit from operations	101	(10)		1	3	11	106

year-on-year change	—	-9.9%		+1.0%	+3.0%	+10.9%	+5.0%

Underlying operating margins	17.3%	-130	bps	—	—	—	16.0%

In Pacific, base business revenue grew 1.5%. All market units grew revenue, with the exception of New Zealand, reflecting the withdrawal from the low-margin cocoa preparation market. Overall, chocolate was the key growth category. Margin improvements in Japan helped the region maintain a good margin at 16%.

In Australia and New Zealand, whilst revenue grew overall, increased competition and the impact of weakening economic conditions limited opportunities to grow market share and recover the full impact of input cost increases. Our business in Japan gained share in 2008 and grew revenue despite softening market conditions.
During the year, our team in Australia started work on the separation of the confectionery and beverages businesses, including separating the combined sales teams and back office functions. In addition, work started on the major Vision into Action project to reconfigure the Australian and New Zealand chocolate and candy supply chains.
Outside underlying profit from operations were restructuring costs of £29 million relating to the restructuring of our Australian and New Zealand businesses and a charge of £7 million relating to the IAS 39 adjustment to reflect the actual rate ruling on the date of certain commodity transaction. The underlying results of the Business Unit reflect the hedged cash flows that were paid.
Asia

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	275	45		—	—	18	338

year-on-year change		+16.4%		—	—	+6.5%	+22.9%

Underlying profit from operations	21	12		—	3	1	37

year-on-year change		+57.1%		—	+14.3%	+4.8%	+76.2%

Underlying operating margins	7.6%	+340	bps				10.9%

In Asia, base business revenue grew by 16.4% with India continuing to show strong growth throughout the year. Combined with strong growth in consumer demand, our business continued to gain market share in both chocolate and bubblegum, helped by the launch of Bournville Fine Dark Chocolate, growth from Bubbaloo and stronger distribution. Our businesses in South East Asia delivered double digit growth across all categories, despite Thailand suffering from political instability. In China, after a strong start to the year, a product recall in October impacted sales and delayed new product launches planned for the important winter season.
Outside underlying profit from operations were restructuring costs of £3 million.
Central

				Business
	Re-presented	Base	Acquisitions/	Improvement	Exchange
Full year results (£m)	2007	business	Disposals	costs	effects	2008

Revenue	9	—	—	—	—	9

year-on-year change	—	—	—	—	—	—

Underlying profit from operations	(118)	14	—	(4)	—	(108)

year-on-year change	—	-11.9%	—	+3.4%	—	-8.5%

Underlying operating margins	n/a	—	—	—	—	n/a

Central revenue arises on the rendering of research and development services to third parties.
In 2008, certain global Supply Chain, Commercial and Science and Technology costs which directly support the regions have been allocated to the regional operating segments. In previous years these costs have been reported within Central Costs. Prior periods have been re-presented accordingly.
Central costs decreased by £10 million, as a result of initiatives implemented as part of our Vision into Action programme.
Outside underlying profit from operations were restructuring costs of £60 million. These costs were incurred as part of our Vision into Action initiative and primarily relate to the relocation of our Head Office, a headcount reduction programme in Group Functions and costs associated with removing the regions from 2009.
FUTURE TRENDS
Future revenue and profit from operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management strategies aimed at improving our business performance.
External and internal factors
A discussion of the external and internal factors that affect our business is contained in Item 3 - titled ‘Risk factors’ on pages 7 to 10.

2009 restructuring guidance
In 2009 we will continue to implement our Vision into Action initiative to achieve mid-teen margins by 2011. In total the initiative is projected to incur £450 million of restructuring costs. The costs of integrating acquisitions will continue to be included within restructuring in 2009. In 2009, we expect total restructuring charges of around £150 million.
OPERATING REVIEW 2007 COMPARED TO 2006 – Continuing operations
Group

	Re-presented			Acquisitions/	Exchange	Re-presented
	2006		Base business	Disposals	effects	2007
Analysis of results	£m		£m	£m	£m	£m

Revenue	4,483		324	(4)	(104)	4,699

Profit from operations	328		(29)	(7)	(14)	278

Profit before tax	244					254

Discontinued operations	989					258

Basic EPS — continuing	8.7	p				7.0	p

Basic EPS — continuing and discontinued	56.4	p				19.4	p

Dividend per shares	14.0	p				15.5	p

The key highlights of 2007 were as follows:
>	Base business revenues grew by 7%, above the top end of our new confectionery goal range (of 4–6%);

>	Revenue growth was broadly based across most of our markets with gum and emerging markets continuing to show double-digit growth;

>	Margins fell by 140bps due to an increase in restructuring costs, a significant increase in growth investment and a further escalation in raw material costs.

>	We made good early progress on our new Vision into Action plan including initiating significant elements of our cost reduction programme by the end of the year;

>	Acquisitions made during the year significantly strengthened existing positions (Intergum in Turkey and Sansei in Japan) and gave us a strong position in a new emerging market (Kandia-Excelent in Romania).

1 Review of 2007 Group income statement
(i) Revenue
Revenue at £4,699 million was £216 million or 5% higher than 2006 sales of £4,483 million. The net effect of exchange movements during the year was to decrease reported revenue by £104 million, mainly driven by a weakening in the US Dollar, the Mexican Peso and the South African Rand.
In 2007, acquisitions, net of disposals, resulted in a £4 million decrease in revenue relative to the prior year. The acquisitions made in 2007 were Intergum, a gum business in Turkey which was acquired on 31 August 2007, Sansei Foods, a confectionery company in Japan which was acquired on 19 July 2007 and Kandia-Excelent, a confectionery company in Romania which was acquired on 13 June 2007.
Base business revenue grew £324 million or 7% with growth in all four of our business segments led by Americas.
(ii) Profit from operations
Profit from operations decreased by £50 million (15%) to £278 million compared to 2006. This was driven by:
>	an increase in restructuring costs of £58 million;

>	a £21 million adverse movement in non-trading items and;

>	an increase of £10 million charge to the IAS 39 adjustment.
This was partially offset by the absence of the UK product recall charge in 2007 (2006: £30 million).
Currency movements had a £14 million (4%) adverse impact on profit from operations. The full-year impact of acquisitions, net of disposals, was a decrease of £7 million (2%) with profit from operations further decreasing by £20 million from business improvement costs included in 2007.
As a consequence of the decrease in profit from operations noted above, operating margin fell by 140 basis points to 5.9%.
Marketing
Marketing spend was £487 million in 2007, a 5% increase at actual exchange rates and an 8% increase at constant exchange rates. Marketing spend as a percentage of revenues was 10% consistent with the prior year.
The Vision into Action programme
In mid-2007, the Group announced that part of its confectionery strategy is to achieve mid-teen margins by 2011. In pursuit of this goal the Group implemented a major group-wide cost reduction programme to significantly reduce the central and Business Unit SG&A and supply chain costs. This will result in a 15% reduction in the Group’s global headcount and manufacturing footprint by 2011.
The Fuel for Growth programme
The Group implemented a major cost reduction initiative through 2003-07 with the aim of cutting direct and indirect costs by £360 million per annum by 2007. It was expected that the investment required to deliver the £360 million of cost savings would be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. The 2006 Fuel for Growth restructuring spend of £123 million, including discontinued operations, took the cumulative restructuring spend to around £500 million (at constant exchange rates) and completed the cost phase of the programme.
Restructuring costs
Costs in respect of business restructuring were £165 million compared with £107 million in 2006. In 2007, the restructuring principally related to the Vision into Action programme for the Confectionery business. In addition amounts were recognised relating to a third party supply agreement which has become an onerous contract, costs incurred to separate and establish a stand alone confectionery business. In 2006, the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative.

	Re-presented	Re-presented
	2007	2006
	£m	£m

Vision into Action	151	—

Fuel for Growth projects in the base business	—	107

Onerous contract — Gumlink	9	—

Separation costs	5	—

Restructuring costs	165	107

Of the total 2007 charge of £165 million, £83 million was redundancy related, £19 million related to external consulting costs, £24 million was associated with onerous contracts. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 43 to 47. The table below details the business segment analysis of restructuring costs.

	Re-presented	Re-presented
	2007	2006
Business segment analysis	£m	£m

Britain and Ireland	59	47
Middle East and Africa	1	4

Europe	18	14

North America	29	9
South America	4	2

Pacific	6	7
Asia	2	3

Central	46	21

Restructuring costs	165	107

Amortisation and impairment of acquisition intangibles
Amortisation and impairment of acquisition intangibles (included within trading costs) of £18 million was £1 million lower than in 2006. Also included is the impairment of the goodwill relating to China (£13 million) recognised in the year. In 2006, an impairment of the goodwill relating to Cadbury Nigeria (£15 million) was recognised.
Non-trading items
During 2007, the Group recorded a net profit from non-trading items of £2 million compared to a profit of £23 million in 2006. The main items within non-trading items were:
>	£38 million accounting gain on the rebuild of a factory in our Monkhill UK confectionery business from insurance proceeds. This was offset by the writing down to recoverable value of the Monkhill business (£41 million) which was held for sale at 31 December 2007;

>	£12 million write down to value in use of property, plant and equipment in China; and

>	£20 million profit on disposal of Cottees, a jams, jellies and toppings business in Australia.
IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £14 million (2006: £4 million charge). This principally reflects the fact that in 2007 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements.
(iii) Share of result in associates
In 2007, our share of the result of our associate businesses was a profit of £8 million. This compares to a loss in 2006 of £15 million. Included in the 2006 loss was a £23 million representing our share of the accounting adjustments required to write-down overstated assets and recognise previously unrecognised liabilities following the discovery of the significant overstatement of results in Cadbury Nigeria over a number of years.

(iv) Financing
The net financing charge at £32 million was £37 million lower than the prior year. After allowing for the £19 million impact of the IAS 39 adjustment to present financial instruments at fair value, the net financing charge was £51 million or £18 million lower than in 2006. The reduced interest cost is driven by an overall decrease in average net debt over the year and a £3 million increase in the IAS 19 pension credit arising due to increased asset returns in excess of an increased cost from unwinding the discount on liabilities.
Although profit from operations reduced in 2007 it was more than offset by a reduced interest charge which has resulted in the Group’s interest cover increasing to 4.7 times in 2007 from 3.9 times in 2006.
(v) Profit before and after tax
Profit before tax from continuing operations grew by 4% to £254 million reflecting the increased trading result, partly offset by increased restructuring costs, amortisation and impairment of intangibles, non-trading items and the costs of separation.
The tax rate in 2007 was 41.3% compared with 27.9% in 2006. The increase in tax rates is primarily due to non-deductible restructuring and the continued increased exposure to higher rate tax jurisdictions, in particular the US.
Profit after tax decreased to £149 million from £176 million in 2006.
(vi) Discontinued operations: Americas, Australia, Europe and South Africa Beverages
On 7 May 2008 the Group completed the demerger of the Americas Beverages business and in December 2008 the announced the conditional sale of the Australia Beverages business. As described in note 38 of Item 18, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. In accordance with IFRS 5 the 2007 and 2006 results have been re-presented to include these results as discontinued operations.
In 2007 the Americas Beverages business generated an operating profit of £526 million (2006: £562 million) and a net profit of £241 million (2006: £336 million), including costs of £46 million (2006: £nil) relating to the separation of the business.
In 2007 the Australia Beverages business generated an operating profit of £24 million (2006: £19 million) and net profit for the year was £17 million (2006: £11 million).
In 2006, discontinued operations included an insignificant contribution arising on the trading in the pre-disposal period and a net profit on disposal of our beverage businesses in Europe and South Africa of £591 million. In addition, a £51 million write-back of total tax provisions was recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.
(vii) Minority interests
In 2007, the Group companies in which we do not own 100% contributed an aggregate profit to the Group. The minority interests share of these profits was £2 million. The change from 2006, where the minority interests share was a loss of £4 million, is due to the losses incurred by Cadbury Nigeria in 2006.
(viii) Dividends
The Company paid a final dividend of 10.5 pence, up from 9.9 pence in 2006, an increase of 6%. Including the interim dividend of 5.0 pence, the total dividend for 2007 is 15.5 pence, an 11% increase on the 14.0 pence dividend in 2006. The dividend cover decreased to 1.24 times from 4.0 times in 2006 reflecting the reduced earnings, primarily as a result of the profit on disposal of Europe beverages generated in 2006, and increased dividend.
(ix) Earnings per share
Earnings per share from continuing and discontinued operations fell to 19.4 pence from 56.4 pence in 2006 principally reflecting the profit on disposal of our Europe and South African beverage business that was recognised in 2006.

(x) Effect of exchange rates and inflation on 2007 reported results
Over 80% of the Group’s revenues and profits in 2007 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2007 compared with 2006, the largest exchange rate impact on the Group’s results was the weakening in the US Dollar, the Mexican Peso and South African Rand.
In 2007, movements in exchange rates decreased the Group’s revenue by 2%, pre-tax profit by 7% and earnings per share by 3%.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 4% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia, Nigeria and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.
2. 2007 compared to 2006 — Business segments performance
For an explanation of the underlying measures which are used by management to make decisions see pages 32 to 34.
Britain and Ireland

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	1,206	51	—	—	1	1,258

year-on-year change	—	+4.2%		—	+0.1%	+4.3%

Underlying profit from operations	151	(19)		(2)	—	130

year-on-year change	—	-12.6%		-1.3%		-13.9%

Underlying operating margins	12.5%	—	—	—	—	10.3%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £2 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
In Britain and Ireland underlying base business revenue growth of 4% reflects buoyant confectionery category growth in Britain.
Our business in Britain grew revenues by 5%, broadly in line with the overall confectionery market which benefited from a good recovery in chocolate following our product recall, a hot summer in the UK in 2006 and a 16% growth in the gum market following our launch of Trident early in the year. Our overall market share performance strengthened in the second half despite the adverse impact of flooding at our Sheffield factory on candy revenues. In chocolate, revenues in the second half benefited from the successful relaunch of Wispa and our new advertising campaign for Cadbury Dairy Milk. Our gum business secured a 10% share of the UK gum market in its first year, and accounted for the majority of the growth in the gum market during the year.
Base business margins (before the impact of business improvement costs) were lower year-on-year, mainly as the result of a significant increase in marketing investment in the UK behind media advertising for our core Cadbury Dairy Milk brand, the launch of gum which diluted margins by over 150 bps and higher milk costs.
Outside underlying profit from operations were restructuring costs of £59 million. These costs include the redundancy costs incurred as part of the SG&A headcount reduction, the recognition of a provision relating to the announced redundancies which will be incurred on the closure of our Somerdale factory in the UK and an onerous contract and asset write-offs which arise due to the relocation of the UK regional headquarters. Non-trading items included an accounting gain of £38 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK offset by the writing down to recoverable value of £41 million of the Monkhill assets which are held for sale at 31 December 2007.
Also recognised outside the underlying result of the region is a charge of £8 million relating to the IAS 39 adjustment to reflect the actual rate ruling on the date of certain commodity transactions. The underlying results of the region reflect the hedged cash flows that were paid.
Middle East and Africa

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	294	44	11	—	(28)	321

year-on-year change		+15.0%	+3.7%		-9.5%	+ 9.2%

Underlying profit from operations	19	10	(1)	(1)	(4)	23

year-on-year change		+52.7%	-5.3%	-5.3%	-21.0%	+ 21.1%

Underlying operating margins	6.5%	150				7.2%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £1 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Revenues in emerging market operations in Middle East and Africa grew by 15%. In South Africa, we had a good year as a result of strong growth in gum and affordable chocolate count-lines. In Nigeria, the business made solid progress after a difficult 2006 and was stabilised with revenues ahead and operating losses reduced.
Acquisitions made in 2006 (mainly Cadbury Nigeria and Dandy Products in South Africa) contributed an additional £11 million or 1% to revenues.
Outside underlying profit from operations were restructuring costs of £1 million and a charge of £1 million relating to the IAS 39 adjustment.

Europe

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	818	56	—	—	5	879

year-on-year change	—	+6.8%	—	—	+ 0.7%	+7.5%

Underlying profit from operations	81	10	(4)	(5)	—	82

year-on-year change	—	+12.3%	-4.9%	-6.2%	—	+1.2%

Underlying operating margins	9.9%	—	—	—	—	9.3%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £5 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Our Europe Business Unit had an excellent year with base business revenues up nearly 7%. The impact of acquisitions (Intergum and Kandia) and disposals (Adams Italia) was neutral. The growth in revenues was driven by strong performances across the region particularly in gum where revenues were up by 11%. Developed market revenues grew by 5% and emerging markets by 11%.
Gum revenues benefited from the continued co-ordinated roll-out of key global product and packaging technologies and by strong market-place execution. Centre-filled gum was launched in Russia, Turkey, Spain and Portugal under the Dirol and Trident brands; longer-lasting gum was launched in France and Greece under the Hollywood and Trident brands respectively.
In France, revenues grew modestly reflecting planned rationalisation of our candy portfolio which was more than offset by continued strong growth in gum and the launch of Halls. Our businesses in northern Europe had a very good year with share gains in many markets. In southern Europe, we had an excellent year in Spain, with a further increase in our gum share to 46% following the launch of Trident Splash.
In our emerging market operations, revenues in Russia were ahead by over 20% due to strong market growth and share gains in gum. In Turkey, our business benefited from good market growth and the expansion into chocolate gifting products for the important Bayram religious festivals and the launch of Trident Splash.
The recent acquisitions of Intergum in Turkey and Kandia in Romania are being integrated into the region and performance was satisfactory. Intergum made a modest loss in the year reflecting planned de-stocking of the trade while Kandia made a small profit. Overall acquisitions diluted the region margin by 40bps. Before the impact of acquisitions and business improvement costs, margins in the region were ahead.
Outside underlying profit from operations the Business Unit incurred £18 million of restructuring costs relating to the penalties incurred and recognition of an onerous contract with a third party gum supplier and consulting costs incurred as part of setting up a new regional headquarters in Switzerland.

North America

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	1,049	103	(26)	—	(77)	1,049

year-on-year change	—	+ 9.8%	- 2.5%	—	- 7.3%	—

Underlying profit from operations	151	53	(3)	(2)	(15)	184

year-on-year change	—	+ 35.1%	- 2.0%	- 1.3%	- 9.9%	+ 21.9

Underlying operating margins	14.4%	—	—	—	—	17.5%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £2 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Our North America region had an excellent year with strong growth in revenues and margins. Base business revenue growth was 10% with double-digit growth in nearly every market. Revenues grew by 9% in our developed markets in North America and by 15% in our emerging markets in Latin America. This continued strong momentum was driven by gum category growth, share gains and new product launches, notably the roll-out of centre-filled gum into Latin America. The disposal of Allan Candy in Canada, reduced revenues by £26 million or 2%.
In the US, the gum market grew by 9%, benefiting from the combination of price rises and innovation. Our gum share rose by 310 bps in the year despite an increase in competitive activity. This share gain was due to strong growth in our Trident and Stride brands with Stride’s share of the gum market rising from 3.0% to 6.3% during the course of the year. Although the cough category grew 4%, Halls lost 70 bps of share and revenues in the US were modestly lower year-on-year as a result.
In Canada, base business revenues were 3% ahead, with growth in our core brands partly offset by the rationalisation of non-core brands and SKUs. Margins continued to benefit from the focus on our advantaged core brands. The Stride gum brand was launched in Canada at the end of the year.
Performance was strong in Mexico where revenues were ahead by 12% as a result of continued investments in extending our route to market and the launch of Trident Splash centre-filled gum. In a market which grew by 13%, our share of the Mexican gum market rose by 100bps, reaching 80% at the end of the year.
Margins in the region increased significantly during the year, to 17.5%. The 300bps increase in base business margins was driven by higher pricing, supply chain savings, positive mix and operational leverage. In the fourth quarter of the year, a major reorganisation of the region was implemented with significant SG&A savings expected to benefit margins in 2008.
Outside underlying profit from operations were restructuring costs of £29 million. These costs reflect a headcount reduction programme to reduce SG&A costs and the one-off costs incurred to terminate an employee profit sharing agreement. Non-trading items contributed a loss of £1 million. This charge represented the finalisation of the loss on disposal of Allan Candy. In addition, amortisation of £2 million relating to a definite life brand was excluded from the underlying result.
South America

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	281	47	—	—	(5)	323

year-on-year change		+ 16.7%	—	—	- 1.8%	+ 14.9%

Underlying profit from operations	41	13	—	(2)	(2)	50

year-on-year change		+ 31.8%	—	- 4.9%	- 4.9%	+ 22.0%

Underlying operating margins	14.6%					15.5%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £2 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Our South America region had an outstanding year with base business revenue growth of 16.7%.
Revenues grew strongly in Argentina, Brazil and Venezuela due to the combination of pricing, route to market investments, growth in core brands (Trident, Halls and Beldent) and innovation. Trident centre-filled gum was also launched in Brazil, Colombia and Ecuador.
Outside underlying profit from operations were restructuring costs of £4 million.

Pacific

				Business
	Re-presented	Base	Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	587	2	(3)	—	(1)	585

year-on-year change	—	+0.3%	-0.5%	—	-0.1%	-0.3%

Underlying profit from operations	114	(7)	(1)	(6)	1	101

year-on-year change	—	-6.1%	-0.9%	-5.3%	+0.9%	-11.4%

Underlying operating margins	19.2%	—	—	—	—	17.3%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £6 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Base business revenues in Pacific were broadly flat due to the combination of our exit from non-core confectionery contracts and a challenging retail market in Australia. The net impact of acquisitions (Sansei in Japan) and disposals (Cottees Foods in Australia) decreased revenue growth by £3 million.
Revenue was modestly lower in Australia, against a background of the competitive and challenging retail environment. While the Australian confectionery market grew strongly in the year, the reduction in our confectionery revenues was due to the combination of retailer de-stocking and a reduction in our promotional activity. Elsewhere, New Zealand had a good year with a 170bps increase in share driven by both chocolate and candy. In Japan, we continued to gain share in gum, with our share up 120bps to nearly 20% at the end of the year. Sansei, a functional candy business, is being integrated into our existing business and is performing in line with expectations.
Underlying margins (before business improvement costs) were modestly lower year-on-year, primarily due to the adverse mix in Australia and higher growth in emerging markets.
Outside underlying profit from operations were restructuring costs of £8 million. These costs were all incurred as part of our Vision into Action programme. Amortisation of a definite life brand of £2 million was also excluded from the underlying results of the Business Unit.
Non-trading items includes the profit of £20 million from the disposal of Cottees, a jams, toppings and jellies business in Australia, is also excluded from the underlying results of the Business Unit.
Asia

				Business
	Re-presented	Base	Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	240	33	—	—	2	275

year-on-year change		+13.8%	—	—	+0.8%	+ 14.6%

Underlying profit from operations	18	5	—	(3)	1	21

year-on-year change		+27.8%	—	-16.7%	+5.6%	+ 16.7%

Underlying operating margins	7.7%					7.6%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £3 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
In Asia, base business revenues grew by 14% with excellent performance in India, with revenues growing by over 20%. All our core brands including Cadbury Dairy Milk and Cadbury Eclairs contributed to the growth with results also benefiting from the successful launch of Bubbas branded bubblegum. Performance in South East Asia strengthened into the second half with continued good results from Malaysia where revenues rose by 18%. In China, we completed the refocus on a smaller number of key cities and while revenues were over 20% lower as a result, losses were reduced, in line with expectations.
An impairment charge of £13 million relating to goodwill in China, following a change in the Group’s strategy in China, was also excluded from the underlying results of the Business Unit. Non-trading items include the write down to value in use of property, plant and equipment of £12 million in China is also excluded from the underlying results of the region.

Central

		Base	Acquisitions/	Exchange
Full year results (£m)	2006	business	Disposals	effects	2007

Revenue	8	1	—	—	9

year-on-year change	—	+12.5%	—	—	+12.5%

Underlying profit from operations	(110)	(9)	—	1	(118)

year-on-year change	—	-8.2%	—	+0.9%	-7.3%

Underlying operating margins	n/a	—	—	—	n/a

Central revenue arises on the rendering of research and development services to third parties.
Central costs increased by £8 million, a 7% rise principally as a result of investment in IT and an increase in the share based payment expense.
Outside underlying profit from operations were restructuring costs of £46 million. These costs were all incurred as part of our Vision into Action initiative and primarily relate to the relocation of our Head Office and headcount reduction programme in Group Functions.
CAPITAL STRUCTURE AND RESOURCES
Capital structure

On 2 May 2008, a new holding company, Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc, and on that date the ordinary shares of Cadbury plc were admitted to listing on The London and New York Stock Exchanges (as ADRs in the case of New York), the shares and ADRs of Cadbury Schweppes plc being delisted at the same time and the company being renamed Cadbury Holdings Limited.
During 2008, our market capitalisation decreased to approximately £8.2 billion from £13.1 billion. This was principally driven by the demerger of the Americas Beverages business, which resulted in a reduction of £3.5 billion and the widespread fall in equity values during 2008. Net debt decreased during the year from £3,219 million at the end of 2007 to £1,887 million at the end of 2008 as the impact of debt repaid following the demerger of the Americas Beverages business was partially offset by the impact of exchange rates on our foreign currency debt and cash utilisation within the Group, in part relating to the costs associated with the demerger.
We continue to proactively manage our capital structure to maximise shareholder value, while maintaining flexibility to take advantage of opportunities which arise, to grow our business. One element of our strategy is to make targeted, value enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Group has sought, and been given, shareholders approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the parent company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting. Additionally, many of the obligations under our share plans described in Note 26 to the financial statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the Employee Trust) rather than by newly issued shares. The Employee Trust purchased £47 million shares during 2008 (£70 million in 2007) and held 10 million (2007: 17 million) shares at the end of 2008, representing approximately 0.7% (2007: 0.8%) of the Company’s issued share capital.
Borrowings

At the end of 2008 the total of gross short-term and long term borrowings was £2,385 million compared with £3,714 million at the end of 2007. This reduction was mainly due to the repayment of debt following the demerger of the Americas Beverages business. Cash and cash equivalents decreased to £390 million at the end of 2008 compared to £416 million at the end of 2007 while short-term investments increased from £79 million at the end of 2007 to £108 million at the end of 2008. Net borrowings decreased to £1,887 million at the end of 2008, from £3,219 million at the end of 2007. The decrease was driven by the Americas Beverages demerger.

Gearing is calculated as follows:

	2008	2007
	£m	£m

Net debt	1,887	3,219

Ordinary shareholders’ fund	3,522	4,162

Equity minority interests	12	11

	3,534	4,173

Gearing ratio %	53	77

At the end of 2008 £1,195 million of our gross debt was due after one year. £1 billion of the £1,190 million due within one year was supported at the year end by an undrawn committed revolving credit facility that matures in March 2010. The facility is subject to customary covenants and events of default.
In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet our anticipated cash flow requirements for the foreseeable future.
The Group has a strong programme of debt funding which, after redemption of a €600 million Euro bond in June 2009, will total around £1.1 billion, running through to 2018, with an average maturity of six years. The Group’s liquidity position is strong with a further £1.0 billion of undrawn revolving credit facility which expires in March 2010. Since 31 December 2008 the Group has issued a £300 million bond which matures in 2014. The Australia Beverages disposal is expected, on completion, to generate net proceeds of around £475 million. It is the board’s intention, in conjunction with various other refinancing options, to refinance well in advance of the maturity of the £1 billion revolving credit facility, which expires in March 2010.
Our long-term credit rating remained unchanged during 2008 at BBB.
The Group’s net debt is in part denominated in foreign currencies (see Note 27). Therefore, the Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.
At the end of 2008, 71% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. Details of the currency and interest rate profile of our borrowings are disclosed in Note 27 to the financial statements.
Net debt

References to net debt refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and our short-term investments.
The table below reconciles net debt, as we define it, to the corresponding IFRS balance sheet captions.

	2008	2007
	£m	£m

Short-term investments	108	79

Cash and cash equivalents	390	416

Short-term borrowings and overdrafts	(1,189)	(2,562)

Obligations under finance leases	(1)	(21)

Borrowings — non current	(1,194)	(1,120)

Obligations under finance leases — non current	(1)	(11)

Net debt	(1,887)	(3,219)

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net debt is the measure we use for internal debt analysis. We believe that net debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within our business that could be utilised to pay down debt. In addition the net debt balance provides an indication of the net borrowings on which we are required to pay interest.

The IFRS cash flow statement reports all flows impacting the Group’s cash and cash equivalents. As a result, certain significant factors impacting the Group’s indebtedness including the impact of exchange rates or debt disposed, demerged or acquired are not shown in the cash flow statement. The table below reconciles the Group’s opening to closing net debt position after taking these factors into consideration.

	Re-presented 2008	Re-presented 2007
	£m	£m

Net debt at beginning of year	(3,219)	(2,909)

Net (decrease)/increase in cash and cash equivalents per cash flow statement	(177)	108

Net cash inflow/(outflow) on borrowings and short-term investments*	(164)	(258)

IAS 39 movements	(3)	—

Amortisation of prepaid fees	—	(1)

Debt acquired	(7)	(82)

Unamortised financing costs	42	—

Debt demerged	1,945	—

Exchange adjustment	(304)	(77)

Net debt at end of year	(1,887)	(3,219)

*	Reflected in cash flow statement but no impact on net debt.
Contractual obligations
In accordance with IFRS7, the group presents contractual obligations on both a net settled and gross settled basis as at 31 December 2008 and 31 December 2007.
Contractual obligations — Net settled
As at 31 December 2008:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Bank loans and overdrafts	682	152	377	1	85	67

Estimated interest payments — borrowings	268	—	79	66	62	61

Estimated net interest payments — interest rate swaps	1	—	1	—	—	—

Finance leases	2	—	1	1	—	—

Other borrowings	1,703	—	586	77	690	350

Purchase obligations	535	—	514	21	—	—

Trade and other payables	911	—	859	52	—	—

Total	4,102	152	2,417	218	837	478

Contractual obligations — Gross settled
As at 31 December 2008:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Payments

Estimated foreign exchange payments — forward contracts	1,879	—	1,835	44	—	—

Receipts

Estimated foreign exchange receipts — forward contracts	1,850	—	1,804	46	—	—

Net payments/(receipts)	29	—	31	(2)	—	—

Where the fair value of derivatives are financial assets, future contract obligations are not shown.

Contractual obligations — Net settled
As at 31 December 2007:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Bank loans and overdrafts	814	44	677	17	75	1

Estimated Interest payments — borrowings	243	—	87	78	52	26

Estimated Net Interest payments — interest rate swaps	8	—	4	4	—	—

Finance leases	36	—	22	5	5	4

Other borrowings	2,868	—	1,841	526	—	501

Purchase obligations	431	—	365	52	14	—

Trade and other payables	1,000	—	963	37	—	—

Total	5,400	44	3,959	719	146	532

Contractual obligations — Gross settled
As at 31 December 2007:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Payments

Estimated Foreign Exchange payments — forward contracts	703	—	684	19	—	—

Receipts

Estimated Foreign Exchange receipts — forward contracts	685	—	667	18	—	—

Net payments	18	—	17	1	—	—

Where the fair value of derivatives are financial assets, future contractual obligations are not shown.
Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at the end of the year for all borrowings or interest rate swap liabilities. The interest obligations in the above table have been calculated assuming that all borrowings and swaps in existence at year end will be held to maturity and are on a constant currency basis.
Cadbury Holdings Limited, a subsidiary of the Company, has guaranteed borrowings and other liabilities of certain other subsidiary undertakings. The amount outstanding and recognised on the Group Balance Sheet at 31 December 2008 was £2,185 million (2007: £3,470 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2008 was £1,693 million (2007: £2,017 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £18 million (2007: £7 million). The Group has other guarantees and indemnities outstanding relating to the demerger of the Americas Beverages business and certain other disposals.
Off balance sheet arrangements

The Group has no off balance sheet arrangements.
Free Cash Flow

We define Free Cash Flow as the amount of cash generated by the business after meeting all our obligations for interest and tax and after all capital investment. In 2007, the Group revised its definition of Free Cash Flow to exclude dividends payable to equity shareholders to align with market practice. Free cash flow for 2006 has been re-presented from £200 million under the previous definition after the payment of £272 million dividends to equity shareholders to £472 million on a comparable basis.
Free Cash Flow is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure we use for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. We believe that Free Cash Flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure.

Free Cash Flow therefore represents the amount of cash generated in the year by the business and provides investors with an indication of the net cash flows generated that may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

	2008	2007	2006
	£m	£m	£m

Net cash from operating activities	469	812	620

Add back:

Additional funding of past service pensions deficit	30	48	67

Demerger financing costs	53	—	—

Taxes paid on disposals	44	12	83

Less:

Net capital expenditure	(482)	(352)	(300)

Net associate and minority dividends received	10	7	2

Free Cash Flow	124	527	472

Net capital expenditure includes purchases of property, plant and equipment of £500 million (2007: £409 million 2006: £384 million) less proceeds on disposal of property, plant and equipment of £18 million (2007: £57 million 2006: £84 million).
In 2008, payments of £30 million (2007: £48 million 2006: £67 million) made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy for the period from 2005 to 2008. We believe that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating Free Cash Flow. We will continue this reporting practice in future years. We continue to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.
Consistent with the cash flow from disposals of subsidiaries being excluded from Free Cash Flow, associated tax payments are also excluded from the Group’s definition of Free Cash Flow. Taxes paid on disposals in 2008 relate to the demerger of the Americas Beverages business and in 2007 relate to the disposal of the European Beverages business.
In 2006, tax payments arising on disposals of £83 million, principally a £74 million payment to the UK tax authorities in settlement of a tax dispute arising on the 1997 disposal of Coca-Cola & Schweppes Beverages, have been excluded from Free Cash Flow. This aligns the treatment of the tax with the treatment of the disposal proceeds which are excluded from Free Cash Flow.
We have also excluded the £53 million (2007 and 2006: £nil) upfront financing costs paid in 2008 relating to debt demerged with the Americas Beverages business from Free Cash Flow.
In 2008, we generated Free Cash Flow of £124 million, a decrease of £403 million compared to 2007 when Free Cash Flow was £527 million (2006: £472 million).
The reduction in Free Cash Flow is principally as a result of the demerger of the Americas Beverages business in May 2008, and a £130 million increase in net capital expenditure reflecting lower disposal proceeds and the investment in our new gum factory in Poland.
Net cash flow from operating activities as shown in the cash flow statement on page F-6 was £469 million (2007: £812 million; 2006: £620 million).

Cash flows on acquisitions and disposals

The net cash inflow in 2008 on acquisitions and disposals was £60 million. This principally comprises the sale of Monkhill. Reported separately to acquisitions and disposals, separation costs relating to the Americas Beverages demerger were £107 million and cash demerged with the Americas Beverages business was £67 million.
The net cash outflow in 2007 on acquisitions and disposals was £320 million. This principally comprised the acquisitions of Intergum, Sansei, Kandia-Excelent and South East Atlantic Beverages offset by disposal proceeds on non-core business disposals.
The net cash inflow in 2006 on acquisitions and disposals was £898 million. This comprised £1,295 million of proceeds from disposals offset by acquisitions of £375 million, principally the purchase of the remaining 55% of the share capital of CSBG for £201 million.
Financing cash flows

The net cash outflow from financing during 2008 was £31 million. This included payment of dividends of £295 million to shareholders and the receipt of £58 million from issue of ordinary shares due to the exercising of options. In the year, the net drawdown of borrowings was £215 million with £4.4 billion new borrowings raised and £4.2 billion borrowing repaid in part reflecting the finance of the Americas Beverages business ahead of demerger and the subsequent repayment of part of the continuing Group’s borrowings.
The net cash inflow from financing during 2007 was £14 million. This included payment of dividends of £311 million to shareholders and the receipt of £56 million from issue of ordinary shares due to the exercising of options. In the year net drawdown of borrowings was £304 million.
The net cash outflow from financing during 2006 was £1,212 million. This included payment of dividends of £272 million to shareholders. In 2006 net repayments of borrowings were £949 million.
Net cash

Cash and cash equivalents (net of overdrafts) decreased during 2008 by £134 million to £238 million from £372 million at 31 December 2007 due to timing of cash receipts and a £29 million increase in our holding of short term investments. In 2007, net cash increased by £112 million from £260 million at 1 January 2007. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.
Capital expenditure

Capital expenditure in 2008 was £500 million (2007: £409 million, 2006: £384 million), an increase of 22% over the level of expenditure in 2007. Key areas of capital expenditure increase related to investment in the production capacity and facilities of the Group, in particular UK chocolate production and gum capacity in Europe. All these projects were funded from internal resources.
For 2009 we expect capital spend to be 5% of revenue on ongoing basis and an additional 2% of revenue incurred as part of our Vision into Action programme. At 31 December 2008 we had capital commitments of £7 million (2007: £16 million). We expect to continue to fund capital expenditure from internal resources.
Treasury risk management policies

Other than expressly stated, the policies set out below also apply to prior years, and the information provided is representative of the Group’s exposure to risk during the period.
(a) Credit Risk

The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The exposure to credit loss of liquid assets is equivalent to the carrying value on the balance sheet. The maximum credit exposure of interest rate and foreign exchange derivative contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

Counterparties to financial instruments are limited to financial institutions with high credit ratings assigned by international credit rating agencies. The Group has ISDA Master Agreements with most of its counterparties to financial derivatives, which permits net settlement of assets and liabilities in certain circumstances, thereby reducing the Group’s credit exposure to individual counterparties. The Group has policies that limit the amount of credit exposure to any single financial institution.
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. There were no significant concentrations of credit exposure at the year-end relating to other aspects of credit. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.
The Group is exposed to £2,185 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. Refer to Note 33 on Commitments and Contingencies for further details.
The financial assets of the Group which are exposed to credit risk are:

	2008	2007
Class	£m	£m

Trade receivables	789	952

Other debtors	115	132

Interest rate swaps	55	9

Currency exchange contracts	213	38

Cash	390	416

Short-term investments	108	79

Commodities	—	2

(b) Liquidity Risk

The Group is exposed to liquidity risk due to the possibility that un-forecast situations could give rise to uncertainty amongst lenders resulting in unavailability of uncommitted sources of funds.
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that all projected net borrowing needs are covered by committed facilities.
The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities may be taken into account for these tests. At year end the Group was in compliance with this policy.
The Company manages the liquidity risk inherent in this analysis by having very diverse funding sources and committed borrowing facilities that can be accessed to meet liquidity needs.
(c) Market Risk

(i) Currency Risk

The Group operates internationally giving rise to exposure from changes in foreign exchange rates. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
The Group seeks to relate the structure of borrowings to the trading cash flows that service them. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.

The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a target minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.
While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.
(ii) Interest Rate Risk

The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps and forward rate agreements. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.
The treasury risk management policy sets minimum and maximum target levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current level of net debt. 71% of net debt was at fixed rates of interest at year end (2007: 54%). The Group was in compliance with policy at year end.
(iii) Fair value analysis

The table on page 55 presents a fair value analysis and a sensitivity analysis of the impact on the Income Statement from hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values. The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates. For cash and cash equivalents, short term investments, trade and other receivables, trade and other payables and short term loans and receivables with a maturity of less than one year the book values approximate to the fair values because of their short term nature. For non public long term loans and receivables, fair values are estimated by discounting future contractual cash flows to net present values using current market interest rates available to the Group for similar financial instruments as at year end. The table contains fair values of debt instruments based on clean prices excluding accrued interest.
The analysis on page 55 shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on a downward parallel shift of 1% in yield curves and 20% weakening of sterling against other exchange rates. An upward parallel shift of 1% in yield curves and 20% strengthening of sterling against other exchange rates would result in an equal and opposite effect on fair values to the table below.
Due to increased volatility in currency exchange rates during 2008 the sensitivity analysis considers the impact of a 20% weakening in sterling as compared to a 10% weakening for 2007.
This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

As at 31 December 2008:

	Impact on Income Statement arising from
			20% weakening
			in £ against
		1% decrease in	other
	Fair Value	interest rates	currencies[1]
	£m	£m	£m

Cash and cash equivalents	390	(4)	37

Short-term investments	108	(1)	6

Borrowings	(2,523)	9	(357)

Interest rate swaps	55	34	—

Currency derivative assets (including embedded derivatives	213	1	837

Currency derivative liabilities	(169)	(2)	(502)

As at 31 December 2007:

	Impact on Income Statement arising from
			10% weakening
			in £ against
		1% decrease in	other
	Fair Value	Interest rates	currencies[1]
	£m	£m	£m

Cash and cash equivalents	416	(4)	33

Short-term investments	79	(1)	3

Borrowings	(3,696)	8	(351)

Cross currency interest rate swaps	5	—	—

Interest rate swaps	(2)	—	—

Currency derivative assets (including embedded derivatives	37	—	4

Currency derivative liabilities	(16)	—	(2)

[1]	The Group hedges against currency risk using currency derivative contracts and by structuring the currency of its borrowings to relate to the trading cash flows that service them. Where IAS 39 hedge accounting is not applied the offsetting effect of such hedges is not included in the tables above.
(iv) Commodities

In respect of commodities the Group enters into derivative contracts for cocoa, sugar and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.
The continuing group held the following commodity futures contracts at 31 December 2008:

	2008	2007
	Fair	Fair
	value	value
	£m	£m

Commodities (asset)	—	2

Commodities (liabilities)	(5)	(3)

Total	(5)	(1)

The commodities derivative contracts held by the Group at the year-end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa and other commodities traded on commodity exchanges. Applying a reasonable rise or fall in commodity prices to the Group’s net commodity positions held at the year end would result in a movement of £9 million (2007: £6 million) which would be recognised in the finance charge for the period (between 6% and 10% (2007: between 3% and 13%)).

The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
Review of accounting policies
Critical accounting estimates

A review of our critical accounting polices and the judgements and estimates made by management when applying our critical accounting policies is discussed in our Financial Statements, Item 18 Note 1(z).
Accounting policy changes
There have been no significant changes in our accounting policies during 2008, other than the adoption of IFRS 8, Operating Segments, with effect from 1 January 2008. In addition, certain costs, including Global Supply Chain, Global Commercial and
Science and Technology costs which were previously included in central costs have been allocated to the business segments as these costs directly support the operations of the business. As a result the Group has re-presented its segmental analysis for the comparative 2007 and 2006 financial information.
Recent Accounting Pronouncements
The following amendments, revisions and new interpretations have been published by the International Accounting Standards Board:
An amendment to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”, addresses the classification of some puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
An amendment to IFRS 2, “Share based payment”, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This may have an impact on the accounting for SAYE and matching share plans for example. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed in December 2008. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after 1 July 2009, with earlier application permitted. This revision has not yet been endorsed by the EU. This may impact the Group should the Group make material acquisitions in the future.
IAS 27 (Revised), “Consolidated and separate financial statements”, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. This revised standard is effective for accounting periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows.

The Group adopted IAS 1 (Revised), “ Presentation of financial statements” on 1 January 2009. Upon adoption of the standard prior period financial statements were retrospectively restated. Accordingly, the effects of adoption of this standard have been reflected in these financial statements. The revised IAS 1 prohibits the presentation of items of income and expenses (that is, ‘nonowner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. The revised IAS 1 also states that entities making restatements or reclassifications of comparative information are required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period.
IAS 23 (Revised), “Borrowing costs” requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. It is effective for annual periods beginning on or after 1 January 2009. This standard was endorsed by the EU in December 2008. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. An amendment to IFRS 1, “First time adoption of International Financial Reporting Standards”, and IAS 27, “Consolidated and separate financial statements”, will allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removed the definition of the cost method from IAS 27 and replaced it with a requirement to present dividends as income in the separate financial statements of the investor. These changes remove the significant barrier that was stopping many UK subsidiaries from adopting IFRS. The amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group does not expect this to have an impact on the financial statements.
An amendment to IAS 39, “Financial Instruments: recognition and measurement”, makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The amendment is effective for annual periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow.
IFRIC 13, “Customer Loyalty Programmes” clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results or cash flows. This interpretation was endorsed by the EU in December 2008.
IFRIC 15, “Arrangements for the construction of real estate”, provides further guidance over the application of IAS 11 “Construction Contracts”, and IAS 18, “Revenue”, to the construction of real estate. IFRIC 15 is effective for annual periods beginning on or after 1 January 2009. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.
IFRIC 16, “Hedges of a net investment in a foreign operation”, clarifies the application of hedge accounting to a net investment in a foreign operation. IFRIC 16 is effective for annual periods beginning on or after 1 October 2008. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.
IFRIC 17, “Distributions of non cash assets to owners”, clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. The interpretation states that 1) a dividend payable should be recognised when appropriately authorised, 2) it should be measured at the fair value of the net assets to be distributed, and 3) the difference between the fair value of the dividend paid and the carrying amount of the net assets distributed should be recognised in profit or loss. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.

IFRIC 18, “Transfer of assets from customers”, clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. The interpretation applies prospectively to transfers of assets from customers received on or after 1 July 2009, although some limited retrospective application is permitted.
The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cadbury plc
We have audited the internal control over financial reporting of Cadbury plc and subsidiaries (the “Company”) as at 31 December 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2008 of the Company and our report dated 26 March 2009 (29 January 2010 as to the retrospective restatements described in Note 1(c) to the consolidated financial statements related to the adoption of the revised IAS1 Presentation of Financial Statements in 2009, the change in the composition of the Company’s reportable segments implemented in 2009 and the misclassification between cash and cash equivalents and short-term investments) expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the restatements discussed in Note 1(c) to the financial statements.
Deloitte LLP
London, England
26 March 2009

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cadbury PLC
We have audited the accompanying consolidated balance sheets of Cadbury plc and subsidiaries (the “Company”) as of 31 December 2008, 2007 and 2006, and the related consolidated income statements, consolidated statements of recognised income and expense, consolidated statements of changes in equity and consolidated cash flow statements for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cadbury plc and subsidiaries as of 31 December 2008, 2007 and 2006, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).
As discussed in Note 1 to the consolidated financial statements, the accompanying financial statements and the related notes have been retrospectively restated for the adoption of the revised IAS 1 Presentation of Financial Statements in 2009, the change in the composition of the Company’s reportable segments implemented in 2009 and the misclassification between cash and cash equivalents and short-term investments.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 26 March 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Deloitte LLP
London, England
26 March 2009 (29 January 2010 as to the retrospective restatements described in Note 1(c) to the consolidated financial statements related to the adoption of the revised IAS 1 Presentation of Financial Statements in 2009, the change in the composition of the Company’s reportable segments implemented in 2009 and the misclassification between cash and cash equivalents and short-term investments)

Consolidated income statements

				Re-presented		Re-presented
		2008		2007		2006
		Total		Total		Total
Notes		£m		£m		£m

	Continuing operations
2	Revenue	5,384		4,699		4,483

3	Trading costs	(4,803)		(4,258)		(4,071)
4	Restructuring costs	(194)		(165)		(107)
5	Non-trading items	1		2		23

	Profit from operations	388		278		328
17	Share of result in associates	10		8		(15)

	Profit before financing and taxation	398		286		313
9	Investment revenue	52		56		50
10	Finance costs	(50)		(88)		(119)

	Profit before taxation	400		254		244
11	Taxation	(30)		(105)		(68)

	Profit for the period from continuing operations	370		149		176
31	Discontinued operations[1]
	(Loss)/profit for the period from discontinued operations	(4)		258		989

	Profit for the period	366		407		1,165

	Attributable to:
	Equity holders of the parent	364		405		1,169
	Minority interests	2		2		(4)

		366		407		1,165

	Earnings per share from continuing and discontinued operations
13	Basic	22.6	p	19.4	p	56.4	p
13	Diluted	22.6	p	19.2	p	55.9	p
	From continuing operations
13	Basic	22.8	p	7.0	p	8.7	p
13	Diluted	22.8	p	7.0	p	8.6	p

[1]	In accordance with IFRS 5, the 2007 and 2006 income statements, statements of recognised income and expense and related notes have been re-presented following the classification of Americas Beverages and Australia Beverages as discontinued operations (see Note 31).

Consolidated statements of recognised income and expense

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Currency translation differences (net of tax)	580	132	(416)
Exchange transferred to income and expense upon disposal	—	—	10
Actuarial (loss)/gain on post retirement benefit obligations (net of tax)	(291)	168	50
Share of associate reserves movements	—	—	(2)
IAS 39 transfers to income or expense	—	—	(1)

Net income/(expense) recognised directly in equity	289	300	(359)
Profit for the period from continuing operations	370	149	176
(Loss)/profit for the period from discontinued operations	(4)	258	989

Total recognised income and expense for the period	655	707	806

Attributable to:
Equity holders of the parent	653	705	810
Minority interests	2	2	(4)

	655	707	806

Consolidated balance sheets

		Re-presented 2008	Re-presented 2007	Re-presented 2006
Notes		£m	£m	£m

	Assets
	Non-current assets
14	Goodwill	2,288	2,805	2,487
15	Acquisition intangibles	1,598	3,378	3,261
15	Software intangibles	87	149	155
16	Property, plant and equipment	1,761	1,904	1,664
17	Investment in associates	28	32	22
24	Deferred tax assets	181	124	170
25	Retirement benefit assets	17	223	—
20	Trade and other receivables	28	50	54
18	Other investments	2	2	2

		5,990	8,667	7,815

	Current assets
19	Inventories	767	821	728
	Short-term investments	108	79	52
20	Trade and other receivables	1,067	1,197	1,186
	Tax recoverable	35	41	36
	Cash and cash equivalents	390	416	343
27	Derivative financial instruments	268	46	51

		2,635	2,600	2,396

21	Assets held for sale	270	71	22

	Total assets	8,895	11,338	10,233

	Liabilities
	Current liabilities
22	Trade and other payables	(1,551)	(1,701)	(1,588)
	Tax payable	(328)	(197)	(239)
27	Short-term borrowings and overdrafts	(1,189)	(2,562)	(1,439)
23	Short-term provisions	(150)	(111)	(55)
32	Obligations under finance leases	(1)	(21)	(22)
27	Derivative financial instruments	(169)	(22)	(35)

		(3,388)	(4,614)	(3,378)

	Non-current liabilities
22	Trade and other payables	(61)	(37)	(30)
27	Borrowings	(1,194)	(1,120)	(1,810)
25	Retirement benefit obligations	(275)	(143)	(204)
	Tax payable	(6)	(16)	(5)
24	Deferred tax liabilities	(121)	(1,145)	(1,050)
23	Long-term provisions	(218)	(61)	(18)
32	Obligations under finance leases	(1)	(11)	(33)

		(1,876)	(2,533)	(3,150)

21	Liabilities directly associated with assets classified as held for sale	(97)	(18)	(9)

	Total liabilities	(5,361)	(7,165)	(6,537)

	Net assets	3,534	4,173	3,696

	Equity
28	Share capital	136	264	262
28	Share premium account	38	1,225	1,171
28	Other reserves	850	(4)	(128)
28	Retained earnings	2,498	2,677	2,383

28	Equity attributable to equity holders of the parent	3,522	4,162	3,688

29	Minority interests	12	11	8

	Total equity	3,534	4,173	3,696

Consolidated cash flow statements

		Re-presented 2008	Re-presented 2007	Re-presented 2006
Notes		£m	£m	£m

34	Net cash inflow from operating activities	469	812	620

	Investing activities
17	Dividends received from associates	10	8	6
	Proceeds on disposal of property, plant and equipment	18	57	84
	Purchases of property, plant and equipment and software	(500)	(409)	(384)
	Americas Beverages separation costs paid	(107)	(30)	—
	Americas Beverages net cash and cash equivalents demerged	(67)	—	—
30	Acquisitions of businesses and associates	16	(352)	(375)
	Net cash assumed on acquisitions	—	6	28
	Sale of investments, associates and subsidiary undertakings	48	27	1,295
	Cash removed on disposal	(4)	(1)	(50)
	Movement in equity investments and money market deposits	(29)	(24)	(15)

	Net cash (used in)/generated from investing activities	(615)	(718)	589

	Financing activities
	Dividends paid	(295)	(311)	(272)
	Dividends paid to minority interests	—	(1)	(4)
	Capital element of finance leases repaid	(21)	(21)	(21)
	Proceeds on issues of ordinary shares	58	56	38
	Net movement of shares held under Employee Trust	12	(13)	(4)
	Proceeds of new borrowings	4,382	2,026	532
	Borrowings repaid	(4,167)	(1,722)	(1,481)

	Net cash (used in)/generated from financing activities	(31)	14	(1,212)

	Net (decrease)/increase in cash and cash equivalents	(177)	108	(3)
	Opening net cash and cash equivalents	372	260	283
	Effect of foreign exchange rates	43	4	(20)
	Closing net cash and cash equivalents	238	372	260

Net cash and cash equivalents includes overdraft balances of £152 million (2007: £44 million, 2006: £83 million). Opening net cash and cash equivalents in 2006 excludes £3 million of cash included in assets held for sale. There are no cash and cash equivalents included in assets held for sale in any other year.

Consolidated statement of changes in Equity

		Share		Capital		Hedging and	Acquisition
	Share	capital	Share	redemption	Demerger	translation	revaluation	Retained
	capital	beverages	premium	reserve	reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Note 28(a)			Note 28(b)	Note 28(b)	Note 28(b)	Note 28(b)
At 1 January 2007	262	—	1,171	90	—	(271)	53	2,383	3,688
Currency translation differences (net of tax)	—	—	—	—	—	132	—	—	132
Unwind of acquisition revaluation reserve	—	—	—	—	—	—	(8)	8	—
Credit from share based payment and movement in own shares	—	—	—	—	—	—	—	24	24
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	—	—	—	168	168
Shares issued	2	—	54	—	—	—	—	—	56
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	405	405
Dividends paid	—	—	—	—	—	—	—	(311)	(311)

At 31 December 2007	264	—	1,225	90	—	(139)	45	2,677	4,162

Currency translation differences (net of tax)	—	—	—	—	—	580	—	—	580
Unwind of acquisition revaluation reserve	—	—	—	—	—	—	(3)	3	—
Credit from share based payment and movement in own shares	—	—	—	—	—	—	—	24	24
Actuarial losses on defined benefit pension schemes (net of tax)	—	—	—	—	—	—	—	(291)	(291)
Shares issued – Cadbury Schweppes plc	1	—	19	—	—	—	—	—	20
Scheme of arrangement	6,765	3,805	—	—	(10,570)	—	—	—	—
Capital reduction	(6,630)	(3,805)	—	—	10,435	—	—	—	—
Elimination of Cadbury Schweppes plc reserves	(265)	—	(1,244)	(90)	1,641	—	(42)	—	—
Demerger of Americas Beverages	—	—	—	—	(1,097)	—	—	—	(1,097)
Transfer of shares in DPSG to other investments	—	—	—	—	—	—	—	16	16
Shares issued – Cadbury plc	1	—	38	—	—	—	—	—	39
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	364	364
Dividends paid	—	—	—	—	—	—	—	(295)	(295)

At 31 December 2008	136	—	38	—	409	441	—	2,498	3,522

Segmental reporting
The Group has re-presented its segmental analysis for 2008 to reflect the change made from 1 January 2009 to its organisational structure moving from four regions to seven Business Units. BIMA has been split into two Business Units Britain and Ireland and Middle East and Africa, the former Americas region has been split into North America and South America and the former Asia Pacific region has been split into Asia and Pacific. The Europe region has remained unchanged.
(a) Business segment analysis

	Re-presented
	2008
	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margins	Revenue	operations	margins
	£m	£m	%	£m	£m	%

Britain and Ireland	1,269	81	6.4	1,269	139	11.0
Middle East and Africa	376	26	6.9	376	34	9.0
Europe	1,097	44	4.0	1,097	115	10.5
North America	1,201	218	18.2	1,201	231	19.2
South America	430	78	18.1	430	84	19.5
Pacific	664	72	10.8	664	106	16.0
Asia	338	34	10.1	338	37	10.9

	5,375	553	10.3	5,375	746	13.9
Central	9	(165)	n/a	9	(108)	n/a

Profit from operations	5,384	388	7.2	5,384	638	11.9

An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations and profit before taxation to underlying performance measure

	Re-presented
	2008
			Reversal of
			amortisation
		Reversal of	and	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	IAS 39	profit from
	performance	costs	intangibles	items	adjustment	operations
	£m	£m	£m	£m	£m	£m

Britain and Ireland	81	14	—	9	35	139
Middle East and Africa	26	7	—	—	1	34
Europe	44	63	2	—	6	115
North America	218	11	2	(4)	4	231
South America	78	7	—	(1)	—	84
Pacific	72	29	—	(2)	7	106
Asia	34	3	—	—	—	37
Central	(165)	60	—	(3)	—	(108)

Profit from operations	388	194	4	(1)	53	638
Share of results in associates	10	—	—	—	—	10
Financing	2	3	—	—	(94)	(89)

Profit before taxation	400	197	4	(1)	(41)	559

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

(a) Business segment analysis

	Re-presented 2007
	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margins	Revenue	operations	margins
	£m	£m	%	£m	£m	%

Britain and Ireland	1,258	62	4.9	1,258	130	10.3
Middle East and Africa	321	21	6.5	321	23	7.2
Europe	879	61	6.9	879	82	9.3
North America	1,049	144	13.7	1,049	184	17.5
South America	323	47	14.6	323	50	15.5
Pacific[1]	585	114	19.5	585	101	17.3
Asia	275	(5)	(1.8)	275	21	7.6

	4,690	444	9.5	4,690	591	12.6
Central	9	(166)	n/a	9	(118)	n/a

Profit from operations	4,699	278	5.9	4,699	473	10.1

An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations and profit before taxation to underlying performance measure

	Re-presented 2007[2]
			Reversal of
			amortisation
		Reversal of	and	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	IAS 39	profit from
	performance	costs	intangibles[3]	items	adjustment	operations
	£m	£m	£m	£m	£m	£m

Britain and Ireland	62	59	—	1	8	130
Middle East and Africa	21	1	—	—	1	23
Europe	61	18	1	3	(1)	82
North America	144	29	2	1	8	184
South America	47	4	—	—	(1)	50
Pacific[1]	114	6	2	(20)	(1)	101
Asia	(5)	2	13	11	—	21
Central	(166)	46	—	2	—	(118)

Profit from operations	278	165	18	(2)	14	473
Share of results in associates	8	—	—	—	—	8
Financing	(32)	—	—	—	(19)	(51)

Profit before taxation	254	165	18	(2)	(5)	430

[1]	Australia Beverages was separated from the former Asia Pacific segment in 2008 following a strategic review of the Australia Beverages business and changes to the management and reporting of this business. The Asia Pacific segment information for 2007 has been re-presented accordingly. Australia Beverages has been subsequently classified as an asset held for sale.

[2]	The Group has re-presented its segmental analysis for the comparative 2007 financial information to allocate certain central costs which directly support the regions to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.

[3]	Includes the impairment of China of £13 million reported within the Asia segment, all other charges relate to amortisation.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

(a) Business segment analysis

	Re-presented 2006
	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margins	Revenue	operations	margins
	£m	£m	%	£m	£m	%

Britain and Ireland	1,206	115	9.5	1,206	151	12.5
Middle East and Africa	294	(1)	(0.3)	294	19	6.5
Europe	818	66	8.1	818	81	9.9
North America	1,049	127	12.1	1,049	151	14.4
South America	281	39	13.9	281	41	14.6
Pacific[1]	587	99	16.9	587	114	19.4
Asia	240	15	6.3	240	18	7.5

	4,475	460	10.3	4,475	575	12.8
Central	8	(132)	n/a	8	(110)	n/a

Profit from operations	4,483	328	7.3	4,483	465	10.4

An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations and profit before tax to underlying performance measure

	Re-presented 2006[2]
			Reversal of
			amortisation
		Reversal of	and	Reversal of				Underlying
	Reported	restructuring	impairment of	non-trading	UK product	Nigeria	IAS 39	proft from
	performance	costs	intangibles	items	recall	adjustment	adjustment	operations
	£m	£m	£m	£m	£m	£m	£m	£m

Britain and Ireland	115	47	—	(42)	30	—	1	151
Middle East and Africa	(1)	4	15	—	—	—	1	19
Europe	66	14	—	4	—	—	(3)	81
North America	127	9	2	14	—	—	(1)	151
South America	39	2	—	—	—	—	—	41
Pacific[1]	99	7	2	—	—	—	6	114
Asia	15	3	—	—	—	—	—	18
Central	(132)	21	—	1	—	—	—	(110)

Profit from operations	328	107	19	(23)	30	—	4	465
Share of results in associates	(15)	—	—	—	—	23	—	8
Financing	(69)	—	—	—	—	—	—	(69)

Profit before taxation	244	107	19	(23)	30	23	4	404

[1]	Australia Beverages was separated from the former Asia Pacific segment in 2008 following a strategic review of the Australia Beverages business and changes to the management and reporting of this business. The Asia Pacific segment information for 2006 has been re-presented accordingly. Australia Beverages has been subsequently classified as an asset held for sale.

[2]	The Group has re-presented its segmental analysis for the comparative 2006 financial information to allocate certain central costs which directly support the regions to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

(b) Business segment assets and liabilities

	2008
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets [1]	assets	liabilities	liabilities [1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

Britain and Ireland	983	—	—	983	(489)	—	(489)
Middle East and Africa	400	—	—	400	(186)	—	(186)
Europe	2,225	—	—	2,225	(466)	—	(466)
North America	2,649	—	—	2,649	(1,145)	—	(1,145)
South America	359	—	—	359	(82)	—	(82)
Pacific	663	5	—	668	(214)	—	(214)
Asia	438	—	—	438	(148)	—	(148)
Central	—	23	883	906	—	(2,534)	(2,534)

Continuing operations	7,717	28	883	8,628	(2,730)	(2,534)	(5,264)
Discontinued operations
Americas Beverages	—	—	—	—	—	—	—
Australia Beverages[2]	267	—	—	267	(97)	—	(97)

	7,984	28	883	8,895	(2,827)	(2,534)	(5,361)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and Group debt.

	Re-presented 2007
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets [1]	assets	liabilities	liabilities [1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

Britain and Ireland	963	—	—	963	(406)	—	(406)
Middle East and Africa	370	—	—	370	(164)	—	(164)
Europe	1,710	—	—	1,710	(465)	—	(465)
North America	2,127	—	—	2,127	(362)	—	(362)
South America	294	—	—	294	(62)	—	(62)
Pacific	551	3	—	554	(152)	—	(152)
Asia	324	—	—	324	(99)	—	(99)
Central	—	22	753	775	—	(4,900)	(4,900)

Continuing operations	6,339	25	753	7,117	(1,710)	(4,900)	(6,610)
Discontinued operations
Americas Beverages	3,966	7	—	3,973	(465)	—	(465)
Australia Beverages[2]	248	—	—	248	(90)	—	(90)

	10,553	32	753	11,338	(2,265)	(4,900)	(7,165)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and Group debt.

[2]	Following a strategic review of the Australia Beverages business and changes to the management and reporting of this business, Australia Beverages was separated from the Asia Pacific segment. The 2007 financial information for Asia Pacific has been re-presented accordingly. Australia Beverages has subsequently been classified as an asset held for sale.

(c) Other business segment items

	2008
		Property, plant and equipment and
		software intangible additions:		Depreciation and	Amortisation
	Acquisition	—excluding		amortisation	and
	of	acquired	—acquired	of software	impairment of
	Intangibles[1]	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m

Britain and Ireland	—	58	—	53	—
Middle East and Africa	—	19	—	13	—
Europe	(8)	178	(14)	33	2
North America	—	68	—	38	2
South America	—	16	—	10	—
Pacific	—	42	—	19	—
Asia	—	33	—	10	—
Central	—	13	—	16	—

Continuing operations	(8)	427	(14)	192	4
Discontinued operations
Americas Beverages	(3)	61	4	23	8
Australia Beverages	—	16	—	17	—

	(11)	504	(10)	232	12

[1]	In 2008 the acquisition of intangibles relates to the finalisation of fair value adjustments (see Note 30).

	Re-presented 2007
		Property, plant and equipment and
		software intangible additions:		Depreciation and	Amortisation
	Acquisition	—excluding		amortisation	and
	of	acquired	—acquired	of software	impairment of
	Intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m
Britain and Ireland	—	103	—	52	—
Middle East and Africa	—	13	—	10	—
Europe	288	77	64	26	1
North America	—	45	—	29	2
South America	—	11	—	9	—
Pacific[1]	53	33	9	14	2
Asia	—	24	—	8	13
Central	—	10	—	20	—

Continuing operations	341	316	73	168	18
Discontinued operations
Americas Beverages	42	107	14	69	24
Australia Beverages	—	—	—	14	—

	383	423	87	251	42

[1]	Following a strategic review of the Australia Beverages business and changes to the management and reporting of this business, Australia Beverages is now a separate segment from the former Asia Pacific segment, in accordance with IFRS 8. The 2007 financial information for Asia Pacific has been re-presented accordingly. Australia Beverages has subsequently been classified as an asset held for sale.
(d) UK revenue and non current assets
Revenue generated by UK businesses was £1,123 million (2007: £1,134 million, 2006: £1,086 milllion). Non-current assets of £462 million (2007: £599 million) are held by the Group’s UK businesses.

1. Nature of operations and accounting policies
(a) Nature of operations and segmental results
Cadbury plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery business which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Green & Blacks, The Natural Confectionery Co., Dentyne and Hollywood. On 7 May 2008, the Group completed the demerger of the Americas Beverages business and in December 2008 the Group announced it had signed a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. The Income Statement and related notes for 2007 and 2006 have been re-presented to classify these businesses as discontinued, in accordance with IFRS 5, “Non-current assets held for sale and discontiuned operations” as described in Note 31.
Significant measures used by management in assessing segmental performance include revenue, underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall and IAS 39 adjustment) and underlying operating margins (operating margins before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall and IAS 39 adjustment).
(b) Accounting convention
The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments, and on a going concern basis.
These financial statements have been prepared in accordance with IFRSs as endorsed and adopted for use in the EU and IFRSs as issued by the International Accounting Standards Board and therefore comply with Article 4 of the EU IAS Regulation, IFRIC interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (see note 39):
IAS 23 (Revised) Borrowing costs
IAS 27 (Revised) Consolidated and separate financial statements
Amendment to IAS 32 Financial Instruments: Presentation
Amendment to IAS 38 Intangible assets
Amendment to IAS 39 Financial Instruments: Recognition and Measurement
Amendment to IFRS 1 First time adoption of International Financial Reporting Standards
Amendment to IFRS 2 Share based payment
Amendment to IAS 27 (Revised) Consolidated and separate financial statements
IFRS 3 (Revised) Business combinations
IFRIC 13 Customer loyalty programmes
IFRIC 15 Arrangements for the construction of real estate
IFRIC 16 Hedges of a net investment in a foreign operation
IFRIC 17 Distributions of non cash assets to customers
IFRIC 18 Transfer of assets from customers
The Directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Group except for IFRS 3 (Revised) should the Group undertake material acquisitions in the future.
IFRS 8, Operating Segments has been adopted in advance of its effective date with effect from 1 January 2008. In addition to the adoption of IFRS 8, the Group has changed the measure of operating profit, which is disclosed segmentally to align with the way the chief operating decision maker assesses the performance of and allocates the Group’s resources to the segments. As such the 2007 and 2006 segmental analysis has been re-presented to allocate certain global Supply Chain, Commercial and Science and Technology costs which directly support the business to the regional operating segments.

(c) Preparation of financial statements
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
On 7 May 2008, the Group completed the demerger of the Americas Beverages business. The Income Statement and related notes for 2007 and 2006 have been re-presented to classify this business as discontinued, in accordance with IFRS 5, “Non current assets held for sale and discontinued operations”.
The demerger resulted in the confectionery business trading under the name Cadbury plc and the Americas Beverages business trading under the name Dr Pepper Snapple Group, Inc. (DPSG). The demerger was effected pursuant to a Scheme of Arrangement under section 425 of the Companies Act 1985. Pursuant to the Scheme of Arrangement, Cadbury Schweppes plc shareholders received 64 Cadbury plc ordinary shares and 12 DPSG shares for every 100 Cadbury Schweppes ordinary shares held. The accounts of Cadbury plc have been prepared as if it had been in existence since 1 January 2006. The following summarises the accounting principles that have been applied in preparing the financial statements on a reverse acquisition accounting basis:
> The income statements for Cadbury plc have been prepared as if the operations of Cadbury plc were in existence for the whole of the period from 1 January 2006 to 31 December 2008.
> Changes in share capital and reserves as a result of the capital reorganisation have been reflected in the current period. Differences between these amounts and the previously reported share capital and reserves have been adjusted in the Demerger reserve, as set out in Note 28.
In December 2008 the Group announced it had entered into a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. The results of the Australia Beverages business have been included within discontinued operations for 2008 and the 2007 and 2006 comparative results re-presented accordingly. At the year end the assets and liabilities of the Australia Beverages business are classified as assets held for sale in accordance with IFRS 5.
The Group has re-presented its segmental analysis for:
–	2008, 2007 and 2006 financial information to reflect the new Business Units in operation from 1 January 2009

–	2007 and 2006 financial information to allocate certain global Supply Chain, Commercial and Science and Technology costs, which directly support the business to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.
The Group has also re-presented certain cash and cash equivalent and short term investment balances following the identification of an inconsistency in application of policy. This resulted in the following reclassifications:

		As previously		As previously		As previously
	Represented	presented	Represented	presented	Represented	presented
	31 December	31 December	31 December	31 December	31 December	31 December
	2008	2008	2007	2007	2006	2006
	£m	£m	£m	£m	£m	£m

Short term investments	108	247	79	2	52	126

Cash and cash equivalents	390	251	416	493	343	269

Short term investments and cash and cash equivalents	498	498	495	495	395	395

There is no impact on net debt, the Group’s measure of liquidity, profit, current assets, total assets or shareholders’ equity from this reclassification.
(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements. The Group financial statements consolidate the accounts of the Company and the entities controlled by the Company (including all of its subsidiary entities) after eliminating internal transactions and recognising any minority interests in those entities. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain economic benefits from its activities.
Minority interests are shown as a component of equity in the balance sheet and the share of profit attributable to minority interests is shown as a component of profit for the period in the consolidated income statement.
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control. The separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.
Results of subsidiary undertakings disposed of during the financial year are included in Group profit up to the effective date of disposal.
Entities in which the Group is in a position to exercise significant influence but does not have the power to control or jointly control are associated undertakings. Joint ventures are those entities in which the Group has joint control. The results, assets and liabilities of associated undertakings and interests in joint ventures are incorporated into the Group’s financial statements using the equity method of accounting.
The Group’s share of the profit after interest and tax of associated undertakings is included as one line below profit from operations. Investment in associated undertakings are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the entity. All associated undertakings have financial years that are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot is based on its most recent, unaudited financial statements to 30 September.

(e) Segmental analysis
From 1 January 2009, the Group has changed its operational structure to seven Business Units each with its own leadership team. Britain, Ireland, Middle East and Africa (BIMA) was split into Britain and Ireland and Middle East and Africa, Americas was split into North America and South America, Asia Pacific was split into Pacific and Asia and Europe remains unchanged.
Business reportable segments
Following the demerger of the Americas Beverages business and a change in the management and reporting of the Australia Beverages business ahead of the announcement to sell the Australia Beverages business, the segmental information for Pacific now excludes Australia Beverages, with the prior periods re-presented.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
The Group has re-presented its segmental analysis for 2008 and the comparative 2007 and 2006 financial information as described below.
Basis of recharge of costs between segments
Certain central costs are considered to relate to the operating segments, for example where individuals have dual roles or services are provided by a Group function instead of external contractors, for example IT or legal services. These costs are recharged with a suitable mark-up and settled as other trading intercompany balances.
Basis of allocation of costs between segments
On adoption of IFRS 8, the Group has changed the measure of operating profit which is disclosed segmentally to align with the way in which the Chief Operating Decision Maker assesses the performance of and allocates the Group’s resources to the Business Units. As such the 2007 and 2006 segmental analysis has been re-presented to allocate certain global Supply Chain, Commercial and Science and Technology costs, which directly support the business, to the operating segments.
(f) Foreign currencies
Transaction differences arising from exchange rate variations of monetary items in trading transactions are included within profit from operations while those arising on financing transactions are recorded within investment revenue or finance costs, as appropriate. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year.
The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the financial year are translated into sterling at an annual average rate, calculated using the exchange rates ruling at the end of each month. Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to the Group’s translation reserve. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to the Group’s translation reserve. Such translation differences are recognised as income or expense in the financial year in which the operations are disposed of.
(g) Revenue
Revenue represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, gum and candy confectionery products and branded soft drinks. It is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments.
Revenue is recognised when the significant risks and rewards of ownership of the goods have transferred to the buyer, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and is recorded so as to allocate these returns to the same period as the original revenue is recorded. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

(h) Research and development expenditure
Expenditure on research activities is recognised as an expense in the financial year in which it is incurred.
Development expenditure is assessed and capitalised if it meets all of the following criteria:
> an asset is created that can be identified;
> it is probable that the asset created will generate future economic benefits; and
> the development cost of the asset can be measured reliably.
Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial year in which it is incurred.
(i) Advertising costs
The Group expenses all advertising costs as incurred unless it represents a prepayment for goods or services yet to be delivered or rendered and no amounts are capitalised for direct response advertising.
(j) Share-based payments
The Group issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used include Binomial models, Black-Scholes calculations and Monte Carlo simulations. The valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations.
An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately.
(k) Restructuring costs
The restructuring of the Group’s existing operations and the integration of acquisitions gives rise to significant incremental one-off costs. The most significant component of these restructuring costs is typically redundancy payments. The Group views restructuring costs as costs associated with investment in future performance of the business and not part of the Group’s trading performance. These costs have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore, such restructuring costs are shown as a separate line item within profit from operations on the face of the income statement. In 2008 and 2007, the Group has incurred costs which are restructuring in nature but relate to the maintenance of an efficient business. These costs are termed business improvement costs and are included within the underlying operating results of the business as they are expected to be incurred each year and hence will not distort the performance trends of the business.
Restructuring costs and business improvement costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties. A liability is recognised for unsettled restructuring costs.
(l) Non-trading items
Cadbury’s trade is the marketing, production and distribution of branded confectionery. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations, or recognise expenses relating to the separation of a business which does meet the requirements to be separately disclosed as a discontinued operation. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s profit from operations: however, management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore any gains and losses (including transaction costs incurred) on these non-trading items are shown as a separate line item within profit from operations on the face of the income statement.
(m) Earnings per ordinary share
Basic earnings per ordinary share (EPS) is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share awards).
Underlying EPS represents basic EPS, adjusted in order to exclude amortisation and impairment of acquisition intangibles, restructuring costs, non-trading items, IAS 39 adjustments and associated tax effect as described in Note 1 (y).

(n) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Where applicable the asset is treated as a foreign currency item and retranslated at each year end. Where an impairment test is performed on goodwill, a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit (CGU) and comparing the carrying value of assets of the CGU with their recoverable amount. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised immediately in the income statement.
Upon a step acquisition from associate to subsidiary, the acquiree’s assets and liabilities are recognised at their fair value in the Group’s balance sheet. Goodwill is calculated separately at each stage of the acquisition using the share of the fair value of net assets acquired. This gives rise to the creation of an IFRS 3 revaluation reserve as a separate component within equity which represents the fair value uplift attributable to the previously held share of assets and liabilities. A reserves transfer will be made to offset any incremental depreciation on the revalued assets.
Upon disposal of a subsidiary, associate or joint venture the attributable goodwill is included in the calculation of the profit or loss on disposal. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.
(o) Acquisition intangibles
Brands
The main economic and competitive assets of the Group are its brands, including the Cadbury brand, some of which are not on the balance sheet as these are internally generated. The Group carries assets in the balance sheet only for major brands that have been acquired since 1986. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows. Intangible assets are treated as local currency assets and are retranslated to the exchange rate in effect at the end of the financial year. Where the Group licenses the use of a brand then there is no value recognised in the Group’s accounts.
No amortisation is charged on over 95% of brand intangibles, as the Group believes that the value of these brands is maintained indefinitely. The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore:
> The Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports these brands through spending on consumer marketing across the business and through significant investment in promotional support. The brands capitalised are expected to be in longstanding and profitable market sectors.
> The likelihood that market based factors could truncate a brand’s life is relatively remote because of the size, diversification and market share of the brands in question.
> The Group owns the trademark for all brands valued on the balance sheet and renews these for nominal cost at regular intervals. The Group has never experienced problems with such renewals.
Where a brand’s life is not deemed to be indefinite it is written off over its expected useful life on a straight-line basis, with the lives reviewed annually.
Other
The Group also recognises certain other separately identifiable intangible assets at fair value on acquisition. These include customer relationships, customer contracts and the exclusive rights to distribute branded products in certain geographical areas (franchise rights), including where such rights were granted to the acquired entity by the Group prior to its acquisition. No amortisation is charged on franchise rights acquired through acquisition where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely.
Impairment review
The Group carries out an impairment review of its tangible and definite life intangible assets when a change in circumstances or situation indicates that those assets may have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Impairment is measured by comparing the carrying amount of an asset or of a cash-generating unit with the ‘recoverable amount’, that is the higher of its fair value less costs to sell and its ‘value in use’. ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an investment of comparable risk.

(p) Software intangibles
Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. These costs are amortised over their expected useful life on a straight-line basis, with the lives reviewed annually.
(q) Property, plant and equipment and leases
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses. Under UK GAAP, certain assets were revalued in 1995 and the depreciated revalued amount was treated as deemed cost on transition to IFRS.
Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7%-10%
Vehicles	12.5%-20%
Office equipment	10%-20%
Computer hardware	12.5%-33%
Assets in the course of construction are not depreciated until they are available for use, at which time they are transferred into one of the categories above and depreciated according to the rates noted.
Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.
In specific cases different depreciation rates are used, e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.
Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. For property leases, the land and buildings elements are treated separately to determine the appropriate lease classification. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as a financing charge. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the income statement.
(r) Inventories
Inventories are recorded at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels. Amounts are removed from inventory based on the average value of the items of inventory removed.
(s) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits.
(t) Assets held for sale and discontinued operations
When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the income statement, separate from the other results of the Group.
An allocation of interest relating to the debt demerged with the Americas Beverages business has been included within discontinued operations.
Assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when management are committed to the sale, the sale is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale in its present condition.

Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative periods will be represented to show the discontinued operations separate from the continuing operations.
(u) Taxation
The tax charge for the year includes the charge for tax currently payable and deferred taxation. The current tax charge represents the estimated amount due that arises from the operations of the Group in the financial year and after making adjustments to estimates in respect of prior years.
Deferred tax is recognised in respect of all differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, except where the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognised where the carrying value of an asset is greater than its associated tax basis or where the carrying value of a liability is less than its associated tax basis. Deferred tax is provided for any differences that exist between the tax base and accounting base of brand intangibles arising from a business combination.
A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the deductible temporary difference can be utilised.
The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. Deferred tax is recognised for unremitted overseas earnings on its associates and interests in joint ventures.
Deferred tax is measured at the tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.
(v) Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.
(w) Pensions and other post-retirement benefits
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability. Payments to state-managed retirement benefit schemes where the Group’s obligations are equivalent to those arising in a defined contribution retirement benefit scheme are treated in the same manner.
For defined benefit retirement schemes, the cost of providing the benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised straight line over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within Profit from Operations. The expected return on plan assets less the interest arising on the pension liabilities is presented within Financing. Actuarial gains and losses are recognised in full in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense. The expected return on plan assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension plan.
The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets. Where a deep market for corporate bonds exists, the discount rate applied in arriving at the present value represents yields on high quality corporate bonds in a similar economic environment with lives similar to the maturity of the pension liabilities. In the absence of a deep market for such corporate bonds a government bond yield is used. Any net assets resulting from this calculation are limited to the extent of any past service cost, plus the present value of guaranteed refunds (even if available only at the end of the plan) and reductions in future contributions to the plan.

(x) Financial instruments
Recognition
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument on a trade date basis.
Derivative financial instruments
The Group manages exposures using hedging instruments that provide the appropriate economic outcome. Where it is permissible under IAS 39, the Group’s policy will be to apply hedge accounting to hedging relationships where it is both practical to do so and its application reduces volatility.
Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Due to the nature of many of the Group’s hedging and derivative instruments it is unlikely that hedge accounting will be adopted for these hedging relationships. Consequently, movements in the fair value of derivative instruments will be immediately recognised in the income statement and may lead to increased volatility. The Group will separately disclose the impact of such volatility.
The Group is exposed to a number of different market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These exposures fall into two main categories:
Transactional exposures
The Group is exposed to changes in prices of its raw materials, certain of which are subject to potential short and long-term fluctuations. In respect of such commodities the Group enters into derivative contracts in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying transactions are incurred.
The Group has transactional currency exposures arising from its international trade. The Group also enters into certain contracts for the physical delivery of raw materials which may implicitly contain a transactional currency exposure, an “embedded derivative”. The Group’s policy is to take forward cover for all forecasted receipts and payments (including inter-company transactions) for as far in advance as the pricing structures are committed, subject to a minimum of three months cover. The Group makes use of the forward foreign exchange markets to hedge its exposures. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying transactions are incurred.
Treasury hedging
Interest rate swaps, cross currency interest rate swaps and forward rate agreements are used to convert fixed rate borrowings to floating rate borrowings. In principle, these derivatives would qualify as “fair value hedges” of the underlying borrowings. To the extent that the hedge is deemed effective, the carrying value of the borrowings would be adjusted for changes in their fair value attributable to changes in interest rates through the income statement. There would also be an adjustment to the income statement for the movement in fair value of the hedging instrument that would offset, to the extent that the hedge is effective, the movement in the carrying value of the underlying borrowings.
Interest rate swaps and forward rate agreements are used to convert a proportion of floating rate borrowings to fixed rate. In principle, these transactions would qualify as “cash flow hedges” of floating rate borrowings. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying borrowing are incurred. However, where these transactions hedge another derivative (e.g. fixed to floating rate interest rate swap), they would not qualify for hedge accounting under IAS 39 because the risk being hedged is a risk created by the use of derivatives.
Forward currency contracts and currency swaps are used to convert the currency of floating rate borrowings. In principle, the majority of these derivatives would qualify as “net investment hedges” of the exchange exposure on our net investment in foreign operations. To the extent that the hedge is deemed effective, the gains or losses on fair valuation of the hedging instruments would be deferred in equity, where they would at least partially offset the gain or loss on retranslation of the net investment in the foreign operations, and be recycled to the Income Statement only on disposal of the foreign operation to which it relates.
Where it is neither practical nor permissible to apply hedge accounting to the Group’s derivative instruments, the movements in the fair value of these derivative instruments are immediately recognised in the income statement within financing.

Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated, irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.
Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.
Borrowings
Borrowings are initially recognised at fair value plus any transaction costs associated with the issue of the relevant financial liability. Subsequent to initial measurement, borrowings are measured at amortised cost with the borrowing costs being accounted for on an accrual basis in the income statement using the effective interest method. At the balance sheet date accrued interest is recorded separately from the associated borrowings within current liabilities.
Short-Term Investments
Short-term investments held by the Group are in the form of bank deposits and money market fund deposits. Investments are recognised and derecognised on a trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and initially measured at fair value, plus transaction costs. Following initial recognition, investments are accounted for at amortised cost.
(y) Management performance measures
Cadbury believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Cadbury management for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative earnings per share measure, a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.
The principal adjustments made to reported in the income statement are summarised below:
>	Restructuring costs — the costs incurred by the Group in implementing significant restructuring projects, such as Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-teen margin goal and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. In addition, costs incurred to establish a stand-alone confectionery business have also been classified as restructuring. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business. Where material, restructuring costs are initially recognised after discounting to present value. The subsequent unwind of any discount is reported as a non-underlying finance cost if the associated provision resulted from non-underlying restructuring costs;
>	Amortisation and impairment of intangibles — the Group amortises certain short-life acquisition intangibles. In addition, the impairment of the goodwill in respect of China in 2007 and Cadbury Nigeria in 2006 has been recorded outside the underlying results. This amortisation and impairment charge is not considered to be reflective of the underlying trading of the Group;
>	Non-trading items — while the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses (including transaction costs incurred) on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group profit from operations and operating margins. Any gains and losses on these non-trading items are therefore excluded in arriving at its underlying profit from operations;
>	IAS 39 adjustments — under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges. The effect of not applying hedge accounting under IAS 39 means that the reported profit from operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. While the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements;

>	Certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been considered separately. The gains and losses on these discrete items can have material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:
– Demerger costs — in 2008, the Group has incurred significant transaction costs, including one-off financing fees, as a result of the separation of the Americas Beverages business which have been classified outside underlying earnings;
– Contract termination gain — in 2007, the Group received amounts in respect of the termination of a distribution agreement for the beverage brand, Glaceau, in the US, which is included in discontinued operations. The gain which would otherwise have been received through distribution of the product in 2008, offset by the write-off of associated intangible assets, is excluded from the underlying results of the Group. The balance of the settlement which would have related to 2007 has been included within the underlying results of the Group;
– UK product recall — in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall is included in underlying results;
– Nigeria — in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business;
– Release of disposal tax provisions — in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the underlying result; and
>	Taxation — the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings including the tax impact of reorganisations undertaken in preparation for the separation of Americas Beverages and the recognition of deferred tax assets relating to the reassessment of capital losses and the tax basis of goodwill on the classification of Australia Beverages as an asset held for sale.
(z) Critical accounting policies
The preparation of our financial statements in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.
Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting policies are discussed below.
Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on our results. We also have other policies that are considered key accounting policies, such as the policies for revenue recognition, cost capitalisation and cocoa accounting. However, these policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.
(i) Brands and other acquisition intangibles
Brands and other intangibles that are acquired through acquisition are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and we make assumptions and estimates regarding future revenue growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.
Upon acquisition we assess the useful economic life of the brands and intangibles. We do not amortise over 95% of our brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that we are a brands business and expects to acquire, hold and support brands for an indefinite period. We support our brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue.

Many of our brands were established over 50 years ago and continue to provide considerable economic benefits today. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name.
The cost of brands and other acquisition intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be consumed. Each year we re-evaluate the remaining useful life of the brands and other intangibles. If the estimate of the remaining useful life changes the remaining carrying value is amortised prospectively over that revised remaining useful life.
A strategic decision to withdraw marketing support from a particular brand or the weakening in a brand’s appeal through changes in customer preferences might result in management concluding that the brand’s life had become finite. Were intangible assets to be assigned a definite life, a charge would be recorded that would reduce reported profit from operations and reduce the value of the assets reported in the balance sheet. We have consistently applied our estimate of indefinite brand lives since the date we first recognised brands as intangible assets in 1989 except for one brand where we amended our original estimate from an indefinite life to a definite life asset as the products had been re-branded.
(ii) Recoverability of long-lived assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, being the higher of fair value less costs to sell and value in use. Typically recoverable amount is based on value in use. If the recoverable amount of a long-lived asset were determined to be less than its carrying value, as was the case for Cadbury China during 2007 and for Cadbury Nigeria during 2006, an impairment is charged to the income statement.
The key assumptions applied in arriving at a value in use for a long-lived asset are:
>	The estimated future cash flows that will be derived from the asset; and

>	The discount rate to be applied in arriving at a present value for these future cash flows.
(iii) Future cash flows
In estimating the future cash flows that will be derived from an asset, we make estimates regarding future revenue growth and profit margins for the relevant assets. These estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long-term planning process. Such estimates are subject to change as a result of changing economic and competitive conditions, including consumer trends. Higher estimates of the future cash flows will increase the fair values of assets. Conversely, lower estimates of cash flows will decrease the fair value of assets and increase the risk of impairment. We attempt to make the most appropriate estimates of future cash flows but actual cash flows may be greater or less than originally predicted.
(iv) Discount rates
The future cash flows are discounted at rates that we estimate to be the risk adjusted cost of capital for the particular asset. An increase in the discount rate will reduce the fair value of the long-lived assets, which could result in the fair value falling below the assets carrying value and an impairment being realised as part of the annual impairment review. On the other hand a decrease in the discount rate will increase the value in use of the long-lived assets and decrease the likelihood of impairment.
Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to our risk relative to other companies can all affect our discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of our control or ability to predict. For the past five years management has applied a Group discount rate of between 8.0% and 8.5% before any adjustment for country, market or asset specific risk. The discount rates applied in 2008 range from 8.0% to 21.0%.

Where applicable, we review the reasonableness of all assumptions by reference to available market data including, where applicable, the publicly quoted share price of the Company. Changes in the assumptions used by management can have a significant impact on the estimated fair value of assets and hence on the need for, or the size of, an impairment charge.
(v) Trade spend and promotions
Accrued liabilities associated with marketing promotion programmes require difficult subjective judgements. We utilise numerous trade promotions and consumer coupon programmes. The costs of these programmes are recognised as a reduction to revenue with a corresponding accrued liability based on estimates made at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, revenue and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered, often in consultation with external advisers. Management has significant experience in making such estimates. However each programme is different and it is possible that the initial estimate of the costs of such programmes and therefore the reduction in revenue recorded based on such estimates, may differ from the actual results. To the extent that the period end accrual proves different to the actual payments required in the subsequent period an adjustment is recorded in the subsequent period.
(vi) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, US, Canada, Mexico and Australia. The pension liabilities recorded are based on actuarial assumptions, including discount rates, expected long-term rate of return on plan assets, inflation and mortality rates. The assumptions are based on current market conditions, historical information and consultation with and input from actuaries. Management reviews these assumptions annually. If they change, or if actual experience is different from the assumptions, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.
The cost of providing pension benefits is calculated using a projected unit credit method. The assumptions we apply are affected by short-term fluctuations in market factors. We use external actuarial advisers and management judgement to arrive at our assumptions.
In arriving at the present value of the pension liabilities, we estimate the most appropriate discount rate to be applied. We are required to base our estimate on the interest yields earned on high quality, long-term corporate bonds. As the estimate is based on an external market variable the subjectivity of the assumption is more limited, however actual interest rates may vary outside of our control, so the funding status and charge will change over time. A decrease in the discount factor will increase the pension liabilities and may increase the charge recorded. An increase in the discount factor will decrease the pension liabilities and may decrease the charge recorded.
In calculating the present value of the pension liabilities we are also required to estimate mortality rates (or life expectancy), including an expectation of future changes in mortality rates. The Group uses actuarial advisers to select appropriate mortality rates that best reflect the Group’s pension scheme population. If the mortality tables, or our expectation of future changes in the mortality tables, differ from actual experience then we will be required to revise our estimate of the pension liabilities and may be required to adjust the pension cost.
In calculating the pension cost, we are also required to estimate the expected return to be made on the assets held within the pension funds. We have taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists. A decrease in the expected rate of return will increase the pension charge for the year. Conversely an increase in the expected rate of return will decrease the pension charge for the year. If the actual returns fall below the long-term trend estimate the charge recorded in future periods will increase. If the actual returns exceed the long-term estimate the charge recorded in future periods will decrease.
Where defined benefit pension plans have an asset value in excess of the valuation of liabilities we consider whether this surplus will be realisable by the Group in the future either through a reduction in contributions or guaranteed refunds on cessation of the plan.

An indication of the variability of the main assumptions applied by management for the UK plan over the past two years is set out below:

	2008	2007

Discount rate	6.1%	5.8%

Rate of asset returns	6.2%	6.6%

Rate of salary increases	3.7%	4.3%

A 50 basis point decrease in the estimate of the discount rate would have resulted in an approximate 8.5% increase in the pension liabilities. A 50 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £14 million increase in the pension costs.
(vii) Income taxes
As part of the process of preparing our financial statements, we are required to estimate the income tax in each of the jurisdictions in which we operate. This process involves an estimation of the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.
Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. However, the actual tax liabilities could differ from the provision. In such an event, we would be required to make an adjustment in a future period, and this could materially impact our financial position and results of operations.
We operate in numerous countries but the tax regulations in the US and the UK have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst we aim to ensure the estimates of tax assets and liabilities that are recorded are accurate, the process of agreeing tax liabilities with the tax authorities can take several years and there may be instances where the process of agreeing tax liabilities requires adjustments to be made to estimates previously recorded.
In the last two years the impact that revising the initial estimates has had on the recorded charge for current and deferred taxes and the corresponding increase in profits is set out below:

	2008	2007
	£m	£m

Increase/(reduction) in current tax charge	3	(34)

Reduction in deferred tax charge	(33)	(7)

We recognised deferred tax liabilities of £121 million (2007: £1,145 million) at 31 December 2008, and have recognised deferred tax assets of £181 million (2007: £124 million). There are further unrecognised deferred tax assets for losses of £183 million (2007: £179 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with history of generating tax losses begins to show evidence of creating and utilising taxable profits. £66 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the income statement in the year of recognition and an income tax cost in the year of utilisation.

2. Revenue
An analysis of the Group’s revenue is as follows:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Continuing operations
Sale of goods	5,375	4,690	4,475
Rendering of services [1]	9	9	8

	5,384	4,699	4,483
Investment revenue (Note 9)	52	56	50
Discontinued operations (Note 31)	1,389	3,272	3,014

	6,825	8,027	7,547

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Group’s Science and Technology facilities.
3. Trading costs
(a) Trading costs analysis:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Cost of sales	2,870	2,504	2,364
Distribution costs	247	241	247
Marketing and selling costs	584	487	463
Administrative expenses	1,098	1,008	948
Amortisation of definite life acquisition intangibles	4	5	5
Impairment of goodwill	—	13	14
UK product recall	—	—	30

	4,803	4,258	4,071

Cost of sales represents those costs directly related to preparation of finished goods (including ingredients, labour, utility costs and the depreciation costs that arise on manufacturing assets). Distribution costs includes the cost of storing products and transporting them to customers. Marketing and selling costs is made up of the cost of brand support through direct advertising, and promotional marketing and the costs of supporting the sales and marketing effort. Administrative expenses includes the cost of information technology, research and development and other back office functions.
In 2006, UK product recall represents the costs arising from the recall of seven of our Cadbury branded product lines in the UK and two in Ireland. These costs consist of customer returns, destroyed stock, remediation costs and increased media spend, offset by a £7 million insurance recovery.
The Group views restructuring costs as costs associated with investment in the future performance of our business and not part of the underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations. The Group considers the amortisation and impairment of acquisition intangibles to be administrative in nature.
(b) Gross profit analysis:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Revenue	5,384	4,699	4,483
Cost of sales	(2,870)	(2,504)	(2,364)

Gross profit	2,514	2,195	2,119

4. Restructuring costs
During 2008, the Group incurred £200 million (2007: £200 million, 2006: £133 million) of restructuring costs. Of this total charge £6 million (2007: £35 million, 2006: £26 million) relates to discontinued operations as disclosed in Note 31(g) and £194 million (2007: £165 million, 2006: £107 million) relates to continuing operations as disclosed below. The Group initiated a restructuring programme in 2007 “Vision into Action”, in pursuit of mid-teen margins. The third party supply contract with Gumlink became onerous in 2007 and net penalties payable have been recognised. The costs incurred to effect the separation and creation of a stand-alone confectionery business following the demerger of the Americas Beverages business and the announced sale of Australia Beverages have been classified as restructuring in 2007 and 2008.

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Fuel for Growth	—	—	107
Vision into Action	142	151	—
Integration costs	9	—	—
Onerous contract and penalties payable — Gumlink	27	9	—
Separation and creation of stand-alone Confectionery business costs	16	5	—

	194	165	107

Of this total charge of £194 million (2007: £165 million, 2006: £107 million), £82 million (2007: £83 million, 2006: £62 million) was redundancy related, £13 million (2007: £19 million, 2006: £14 million) related to external consulting costs and £45 million (2007: £24 million, 2006: £nil) was associated with onerous contracts. The remaining costs consisted of asset write-offs, site closure costs, relocation costs, distribution contract termination payments and acquisition integration costs. The analysis of these costs by segment is shown below:

	Re-presented	Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Britain and Ireland	14	59	47
Middle East and Africa	7	1	4
Europe	63	18	14
North America	11	29	9
South America	7	4	2
Pacific	29	6	7
Asia	3	2	3
Central	60	46	21

	194	165	107

5. Non-trading items

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Net (loss)/profit on disposal of subsidiaries and brands	(6)	17	(21)
Profit/(loss) on disposal of investments	3	—	(3)
Profit on disposal of land and buildings	4	—	22
Loss on impairment of land and buildings	—	(12)	—
Write down to recoverable value of asset held for sale	—	(41)	—
Gain on rebuild of buildings	—	38	25

	1	2	23

The 2008 net loss on disposal of subsidiaries and brands in the year relates to a profit on the disposal of a non-core brand of £2 million, offset primarily by the finalisation of the loss on disposal of Monkhill, the non-core confectionery business.
The profit on sale of investments relates to the sale of Dr Pepper Snapple Group, Inc shares held by the Employee Share Ownership Trust following the demerger of the Americas Beverages business.
The profit on disposal of land and buildings principally consists of a profit arising from the sale of surplus property.

The impairment of land and buildings in 2007 is primarily the loss recognised on the write down of property, plant and equipment in China.
The write down to recoverable value of asset held for sale in 2007 relates to the Monkhill business, a UK confectionery company that is included in the non-core disposal programme.
The gain on rebuild of buildings in 2007 and 2006 relates to the £38 million (2006: £25 million) insurance proceeds received to rebuild the Pontefract factory in the UK, which was part of the Monkhill assets held for sale at 31 December 2007.
In 2007, the net profit on disposal of subsidiaries and brands primarily relates to the £20 million profit on disposal of Cottees, an Australian food business, as part of the non-core disposal programme.
In 2006, the loss on disposal of subsidiaries and brands consists primarily of a write-down to recoverable amount of £19 million relating to non-core confectionery businesses which were held for sale at 31 December 2006.
In 2006, the profit on disposal of land and buildings principally relates to the £17 million profit arising from the sale of a UK distribution centre.
6. Profit from operations
Profit from operations for continuing operations is after charging:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Research and product development	69	59	66
Depreciation of property, plant and equipment — owned assets	151	127	136
— under finance leases	10	11	11
Amortisation of definite life acquisition intangibles	4	5	5
Impairment of goodwill	—	13	14
Amortisation of software intangibles	31	30	28
Maintenance and repairs	78	60	72
Advertising and promotional marketing	584	487	463
Impairment of trade receivables	12	5	3

There were net foreign exchange gains of £nil recognised within profit from operations in 2008 (2007: £6 million gain, 2006: £3 million gain).
Analysis of profit from operations for discontinued operations is given in Note 31(c).

Auditors’ remuneration

				Re-presented	Re-presented	Re-presented	Re-presented	Re-presented	Re-presented
	2008	2008	2008	2007	2007	2007	2006	2006	2006
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Audit services
— for the audit of the Company’s annual accounts	1.0	—	1.0	1.0	—	1.0	0.7	—	0.7
— for the audit of the Company’s subsidiaries	3.7	0.2	3.9	3.3	1.7	5.0	2.6	1.7	4.3
— services pursuant to Sarbanes-Oxley s404 legislation	—	—	—	—	—	—	1.7	—	1.7

Total audit fees	4.7	0.2	4.9	4.3	1.7	6.0	5.0	1.7	6.7
Other services pursuant to legislation	0.2	1.4	1.6	0.3	2.6	2.9	0.9	—	0.9
Tax services	0.2	—	0.2	0.3	—	0.3	0.7	—	0.7
Corporate finance services	—	0.4	0.4	—	0.4	0.4	0.6	—	0.6
Other services	0.8	—	0.8	0.2	—	0.2	0.1	—	0.1

Total non-audit fees	1.2	1.8	3.0	0.8	3.0	3.8	2.3	—	2.3

Auditors’ remuneration	5.9	2.0	7.9	5.1	4.7	9.8	7.3	1.7	9.0

In 2008 and 2007, services pursuant to Sarbanes-Oxley s404 legislation are integrated in the audit service remuneration.
Other services pursuant to legislation primarily relates to shareholder/debt circular work related to the demerger of the Americas Beverages business and assurance regarding the half year review.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
7. Employees and emoluments

		Re-presented	Re-presented
	2008	2007	2006

Emoluments of employees, including Directors, comprised:
Wages and salaries	893	830	783
Social security costs	111	103	102
Post-retirement benefit costs (see Note 25)	64	80	73
Share-based payments (see Note 26)	35	41	33

Continuing operations	1,103	1,054	991

		Re-presented	Re-presented
	2008	2007	2006

Average employee headcount:
Britain and Ireland	5,793	7,087	7,223
Middle East and Africa	5,685	6,974	7,086
Europe	9,603	9,099	9,148
North America	8,682	8,876	8,927
South America	5,486	5,608	5,641
Pacific	4,973	5,675	5,475
Asia	5,574	6,361	6,136
Central	721	805	761

Continuing operations	46,517	50,465	50,397

Emoluments of employees including Directors, of discontinued operations totalled £260 million (2007: £582 million, 2006: £494 million), giving a total for the Group of £1,363 million (2007: £1,636 million, 2006: £1,485 million). The average employee headcount of discontinued operations totalled 8,227 (2007: 21,192, 2006: 16,614). Further details of discontinued operations are given in Note 31(b).

8. Directors’ remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained in Item 6 on Form 20-F.
9. Investment revenue

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Interest on loans and receivables
Interest on bank deposits	25	26	23
Post retirement employee benefits	27	30	27

Investment revenue	52	56	50

10. Financing costs

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Finance gain on held for trading assets and liabilities
Net gain arising on derivatives (held for trading) not in a designated hedge relationship	(94)	(19)	—
Interest on other liabilities
Bank and other loans	112	55	92
Commercial paper	29	52	27
Other interest
Interest on unwind of discounts on provisions	3	—	—

Financing costs	50	88	119

Total interest on financial instruments that are not recognised at fair value through the income statement was £134 million
(2007: £99 million, 2006: £119 million).
An analysis of finance costs for discontinued operations is given in Note 31(d).
11. Taxation

		Re-presented	Re-presented
	2008	2007	2006
Analysis of charge in period	£m	£m	£m

Current tax — continuing operations:
— UK	—	—	3
— Overseas	(240)	(99)	(76)
— Adjustment in respect of prior years	(3)	34	(12)

	(243)	(65)	(85)

Deferred tax — continuing operations:
— UK	(12)	(5)	(20)
— Overseas	192	(42)	—
— Adjustment in respect of prior years	33	7	37

	213	(40)	17

Taxation — continuing operations	(30)	(105)	(68)

UK current tax is calculated at 28.5% (2007 and 2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

In addition to the amounts recorded in the income statement, a deferred tax credit relating to post-retirement benefits and share awards and other short-term temporary differences totalling £97 million (2007: £42 million charge, 2006: £18 million charge) was recognised directly in equity. Deferred tax carried forward in the UK is calculated at 28% (2007: 28%, 2006: 30%).
The charge for the year can be reconciled to the profit per the income statement as follows:

		Re-presented	Re-presented
	2008	2007	2006
	%	%	%

Tax at the UK corporation rate	28.5	30.0	30.0
Tax effects of:
Expenses not deductible in determining taxable profit	6.0	12.5	19.9
Income not taxable	(6.3)	(10.2)	(9.4)
Prior period adjustments	(7.5)	(16.2)	(10.1)
Different tax rates of subsidiaries operating in different jurisdictions	3.7	6.8	(3.7)
Transactions undertaken in preparation of the demerger of the Americas Beverages business[1]	(16.8)	2.1	—
Other	0.6	17.1	1.2
Share of result of associates	(0.7)	(0.8)	—

Effective tax rate for the year	7.5	41.3	27.9

[1]	The net tax (credit)/charge relates to certain re-organisations carried out in preparation for the demerger of the Americas Beverages business.
For details of taxation and the effective tax rate for discontinued operations see Note 31(e).
12. Dividends

	2008	2007	2006
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 10.5p (2007: 9.9p, 2006: 9.0p) per share	222	207	187
Interim dividend for the year of 5.3p (2007: 5.0p, 2006: 4.1p) per share	73	104	85

	295	311	272

At the year end date the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 31 December 2008 of 11.1 pence per share has been proposed, equivalent to a cash payment of approximately £150 million. The Company will not incur any tax charge upon payment of the proposed dividend.
The interim dividend payments made in 2008 relate to dividends paid on Cadbury plc shares, whereas other dividend payments relate to Cadbury Schweppes plc shares.
13. Earnings per share
Set out below are earnings per share figures for statutory earnings measure and underlying earnings. IAS 33 specifically permits the inclusion of an alternative component of earnings provided these are presented with equal prominence and a reconciliation is provided between the component used and the line item from the income statement.

(a) Basic EPS — continuing and discontinued
An explanation of the use of an alternative EPS measure is given in Note 1 (y). The reconciliation between reported and underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007	2006	2006
	£m	pence	£m	pence	£m	pence

Reported — continuing and discontinued	364	22.6	405	19.4	1,169	56.4
Restructuring costs[1]	203	12.6	200	9.6	133	6.4
Amortisation and impairment of acquisition intangibles	12	0.7	42	2.0	38	1.8
Non-trading items	(2)	(0.1)	(2)	(0.1)	(671)	(32.3)
Contract termination gain	—	—	(31)	(1.5)	—	—
UK product recall	—	—	—	—	30	1.4
Nigeria adjustments	—	—	—	—	23	1.1
Demerger/disposal costs	122	7.5	40	1.9	—	—
IAS 39 adjustment	(46)	(2.8)	(4)	(0.2)	9	0.5
Effect of tax on above items[2]	(168)	(10.4)	(20)	(0.9)	(26)	(1.2)
Release of disposal tax provisions	—	—	—	—	(51)	(2.5)

Underlying — continuing and discontinued	485	30.1	630	30.2	654	31.6

[1]	Restructuring costs are made up of £194 million (2007: £165 million, 2006: £107 million) for continuing operations, £6 million (2007: £35 million, 2006: £26 million) for discontinued operations and £3 million (2007 and 2006: £nil) relating to the unwind of discounts on provisions recognised within financing costs.

[2]	Effect of tax on above items includes a £39 million credit (2007: £21 million charge, 2006: £nil) relating to certain reorganisations carried out in preparation for the demerger of the Americas Beverages business, a £44 million credit (2007 and 2006: £nil) relating to the recognition of deferred tax assets arising from the reassessment of capital losses and the tax basis of goodwill on the classification of Australia Beverages as an asset held for sale and in 2006 a £17 million deferred tax credit arising on the intra-group transfer of retained brands.
(b) Diluted EPS — continuing and discontinued
Diluted EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying EPS are set out below:

	2008	2007	2006
	pence	pence	pence

Diluted reported — continuing and discontinued	22.6	19.2	55.9
Diluted underlying — continuing and discontinued	30.0	29.9	31.3

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2008	2007	2006
	million	million	million

Average shares used in Basic EPS calculation	1,611	2,087	2,072
Dilutive share options outstanding	3	21	19

Shares used in diluted EPS calculation	1,614	2,108	2,091

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 3 million in 2008 (2007: nil, 2006: 1 million), as the exercise price of these share options was above the average share price for the relevant year.

(c) Continuing operations EPS
The reconciliation between reported continuing and underlying continuing EPS, and between the earnings figures used in calculating them, is as follows:

			Re-presented	Re-presented	Re-presented	Re-presented
	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007	2006	2006
	£m	pence	£m	pence	£m	pence

Reported — continuing operations	368	22.8	147	7.0	180	8.7
Restructuring costs[1]	197	12.2	165	7.9	107	5.1
Amortisation and impairment of acquisition intangibles	4	0.2	18	0.9	19	0.9
Non-trading items	(1)	—	(2)	(0.1)	(23)	(1.0)
UK product recall	—	—	—	—	30	1.4
Nigeria adjustments	—	—	—	—	23	1.1
IAS 39 adjustment	(41)	(2.5)	(5)	(0.2)	4	0.2
Effect of tax on above items[2]	(126)	(7.8)	(16)	(0.8)	(41)	(2.0)

Underlying — continuing operations	401	24.9	307	14.7	299	14.4

[1]	Restructuring costs are made up of £194 million (2007: £165 million, 2006: £107 million) for continuing operations and £3 million (2007 and 2006: £nil) relating to the unwind of discounts on provisions recognised within financing costs.

[2]	Effect of tax on above items includes a £68 million credit (2007: £6 million charge, 2006: £nil) relating to certain reorganisations carried out in preparation for the demerger of the Americas Beverages business.
Diluted continuing EPS has been calculated based on the reported continuing and underlying continuing earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS is set out above. The diluted reported and underlying earnings per share from continuing operations are set out below:

	2008	2007	2006
	pence	pence	pence

Diluted reported — continuing operations	22.8	7.0	8.6
Diluted underlying — continuing operations	24.8	14.6	14.3

EPS information for discontinued operations is presented in Note 31(g).

14. Goodwill

£m

Cost
At 1 January 2007	2,502
Exchange differences	78
Recognised on acquisition of subsidiaries	257
Transferred to assets held for sale	(1)
Derecognised on disposal	(3)

At 31 December 2007	2,833

Exchange differences	381
Fair value adjustments on acquisition of subsidiaries	(8)
Transferred to assets held for sale	(19)
Demerger of Americas Beverages (see Note 31)	(871)

At 31 December 2008	2,316

Impairment
At 1 January 2007	(15)
Impairment charge in the year	(13)

At 31 December 2007	(28)

Impairment charge in the year	—

At 31 December 2008	(28)

Net book value at 31 December 2007	2,805

Net book value at 31 December 2008	2,288

In 2008, the Group demerged its Americas Beverages business, and the goodwill relating to this business has therefore left the Group. At 31 December 2008 the Australia Beverages business is classified as held for sale.
Fair value adjustments in the year relate to final adjustments to the opening balance sheets of businesses acquired in 2007 and adjustments to consideration paid on these acquisitions.
In 2007, goodwill recognised on acquisition of subsidiaries includes £177 million arising from the acquisition of Intergum, a gum business in Turkey, £34 million on the acquisition of Sansei Foods in Japan, £14 million on the acquisition of Kandia-Excelent in Romania and £4 million on SeaBevs in the US, and £28 million of adjustments to the CSBG opening balance sheet following the 2006 acquisition.
The impairment charge recognised in 2007 relates to the Group’s business in China. The Group’s strategy relating to China was revised in the first half of 2007 with a change in focus to concentrate on key brands and streamline the distribution network which led to the impairment of goodwill historically recognised.
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash generating units (CGUs) to which goodwill has been allocated are determined based on value in use calculations which are the present value of the future cash flows expected to be obtained from the CGUs. The key assumptions for the value in use calculations for all CGUs are those regarding discount rates, long-term growth rates and expected changes to the cash flows generated by the CGU during the period. Initially a post-tax discount rate based on the Group’s weighted average cost of capital of 8%, adjusted where appropriate for country specific risks, is applied to calculate the net present value of the post-tax cash flows. If this indicates that the recoverable value of the unit is close to or below its carrying value, the impairment test is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude. Changes to the cash flows are determined for each CGU and are based on local management forecasts, past performance and the impact of Group strategies such as focus brands and markets.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than a further five years, using a steady growth rate applicable to the relevant market. During this five year period the growth rate for developed markets is forecast inflation and for emerging markets is the forecast GDP growth of the relevant countries. This rate does not exceed the average long-term growth rate for the relevant markets. The cash flows are assumed to continue in perpetuity at the long-term growth rate for the relevant countries, which are based on external industry forecasts of inflation.

Management believes that there are no reasonably possible changes to the key assumptions in the next year which would result in the carrying amount of goodwill exceeding the recoverable amount.
The carrying amounts of significant goodwill allocated for impairment testing purposes to each cash generating unit and the related assumptions used in assessing recoverable amount are as follows:

	Long term growth	Post-tax discount	Pre-tax discount	2008	2007
	rate	rate	rate	£m	£m

North America Beverages	n/a	n/a	n/a	—	866
US & Canadian Confectionery	2.4%	8.5%	13.8%	1,001	780
Northern Latin America Confectionery	4.1%	13.3%	18.5%	273	254
Turkey	5.3%	15.3%[2]	19.1%	270	269
Other[1]	1.1%-10.4%	8%-21%	10%-32.3%	744	636

				2,288	2,805

[1]	Other represents the other 15 continuing CGUs which are not individually significant to the Group.

[2]	The blended discount rate applied to Turkey reflects the risks of the domestic market (17%) and the other markets in which the CGU operates.
The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple, Motts and CSBG and was demerged in the year as part of the Americas Beverages business. The US & Canadian Confectionery and Northern Latin America Confectionery goodwill arose principally from the Adams acquisition in 2003. The Turkey goodwill arose from the acquisitions of Intergum, Kent and Adams.

15. Other intangible assets

		Franchise
		intangibles
		and	Total
	Brand	customer	acquisition
	intangibles	relationships	intangibles	Software
	£m	£m	£m	£m

Cost
At 31 January 2007	2,900	400	3,300	230
Exchange differences	33	(5)	28	5
Recognised on acquisition of subsidiaries	115	11	126	—
Additions	—	—	—	30
Disposals	—	(8)	(8)	—
Transfers to assets held for sale	—	—	—	(1)

At 31 December 2007	3,048	398	3,446	264
Exchange differences	289	2	291	21
Additions	—	—	—	29
Disposals	—	—	—	(4)
Finalisation of fair value of acquistions	—	(3)	(3)	—
Demerger of Americas Beverages	(1,713)	(397)	(2,110)	(135)
Transfer to assets held for sale	—	—	—	(52)

At 31 December 2008	1,624	—	1,624	123

Amortisation
At 1 January 2007	(22)	(17)	(39)	(75)
Exchange differences	—	—	—	(2)
Charge for the year	(8)	(21)	(29)	(38)

At 31 December 2007	(30)	(38)	(68)	(115)
Exchange differences	—	—	—	(9)
Charge for the year	(4)	(8)	(12)	(38)
Disposals	—	—	—	3
Demerger of Americas Beverages	8	46	54	81
Transfers to assets held for sale	—	—	—	42

At December 2008	(26)	—	(26)	(36)

Carrying amount
At 31 December 2007	3,018	360	3,378	149

At 31 December 2008	1,598	—	1,598	87

The Group does not amortise over 95% of its brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that the Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports its brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue.
The franchise intangible and customer relationships relate to the acquisition of CSBG and other bottling operations, part of the American Beverage business which was demerged in the year. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Franchise rights to brands not owned by the Group are amortised consistent with the life of the contract. Customer relationships are amortised over their expected useful life which is between 5 to 10 years. The amortisation period for software intangibles is no greater than 8 years.
The Group tests indefinite life brand intangibles annually for impairment, or more frequently if there are indications that they might be impaired. The recoverable amounts of the brand intangibles are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to cash flows generated by the brand during the period. Initially a post-tax discount rate based on the Group’s weighted average cost of capital of 8%, adjusted where appropriate for country specific risks of the brands main markets, is applied to calculate the net present value of the post-tax cash flows. If this indicates that the recoverable value of the brand is close to or below its carrying value, the impairment test is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude.

The long term growth rates are based on external industry forecasts of inflation. Changes to the cash flows are based on local management forecasts, past performance and include the impact of Group strategies, such as focus brands.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows in perpetuity, using a steady growth rate applicable to the relevant market (between 1% and 6%). This rate does not exceed the average long-term growth rate for the relevant markets.
The impairment review of First, a brand acquired as part of the Intergum acquisition in 2007 and held at a fair value of £54 million, shows limited headroom. This is as a consequence of the brand being recognised at fair value as measured on its recent acquisition in August 2007 and the significant increase in discount rates since the acquisition. The brand continues to perform in line with management’s expectations and the acquisition case. First is a focus brand within Turkey and could therefore, show growth greater than the long term growth rate used in the valuation model, which is limited by the assumptions applied. The value in use of this brand will continue to be monitored by the management of the Group. A 1% increase in discount rate would result in a 13% reduction in the valuation, and a 10% reduction in revenue would result in a 19% reduction in valuation.
With the exception of First, management believes that there are no reasonably possible changes to the key assumptions in the next year which would result in the carrying amount of intangible assets exceeding the recoverable amount.
Significant intangible assets details

					Carrying	Carrying
					amount	amount	Remaining
		Long term	Post-tax	Pre-tax discount	2008	2007	amortisation
	Description	growth rate	discount rate	rate	£m	£m	period

Acquisition intangibles
- Confectionery
Halls	Candy	2.8%	10.1%	16.2%	426	312	Indefinite life
Trident	Gum	2.7%	9.7%	15.0%	271	238	Indefinite life
Dentyne	Gum	2.3%	8.5%	13.6%	152	134	Indefinite life

- Beverages
Dr Pepper/7 UP	Carbonated soft drink	n/a	n/a	n/a	—	907	Indefinite life
Snapple	Non-carbonated soft drink	n/a	n/a	n/a	—	374	Indefinite life
Hawaiian Punch	Non-carbonated soft drink	n/a	n/a	n/a	—	104	Indefinite life
Dr Pepper/7 UP	Carbonated soft drink
franchise agreements	distribution rights	n/a	n/a	n/a	—	282	Indefinite life
Other[1]		1.1%-7.2%	8.0%-17.5%	10.9%-24.2%	749	1,027
					1,598	3,378

[1]	Other represents the other brands which are not individually significant to the Group.

16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost
At 1 January 2007	648	2,251	235	3,134
Exchange rate adjustments	31	99	21	151
Additions	9	62	322	393
Additions on acquisitions of subsidiaries	53	34	—	87
Transfers on completion	20	207	(227)	—
Transfers to assets held for sale	(19)	(29)	(68)	(116)
Disposals	(10)	(46)	—	(56)

At 31 December 2007	732	2,578	283	3,593

Exchange rate adjustments	74	256	45	375
Additions	7	51	417	475
Finalisation of fair value on acquisitions	(7)	(5)	—	(12)
Transfers on completion	93	249	(342)	—
Disposals	(9)	(87)	—	(96)
Demerger of Americas Beverages	(197)	(465)	(90)	(752)
Transfers to assets held for sale	(47)	(187)	(19)	(253)

At 31 December 2008	646	2,390	294	3,330

Accumulated depreciation
At 1 January 2007	(130)	(1,340)	—	(1,470)
Exchange rate adjustments	(5)	(61)	—	(66)
Depreciation for the year	(22)	(191)	—	(213)
Transfers to assets held for sale	6	26	—	32
Disposals	—	28	—	28

At 31 December 2007	(151)	(1,538)	—	(1,689)

Exchange rate adjustments	(22)	(158)	—	(180)
Depreciation for the year	(19)	(175)	—	(194)
Disposals	3	64	—	67
Demerger of Americas Beverages	45	248	—	293
Transfers to assets held for sale	6	128	—	134

At 31 December 2008	(138)	(1,431)	—	(1,569)

Carrying amount
At 31 December 2007	581	1,040	283	1,904

At 31 December 2008	508	959	294	1,761

The value of land not depreciated is £117 million (2007: £183 million).
(b) Finance leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2008	2007
	£m	£m

Cost	222	224
Less: accumulated depreciation	(200)	(190)

	22	34

(c) Analysis of land and buildings

	2008	2007
	£m	£m

Analysis of net book value
Freehold	484	531
Long leasehold	14	19
Short leasehold	10	31

	508	581

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year were £7 million (2007: £16 million).
17. Investment in associates
(a) Analysis of components

	2008	2007
	£m	£m

Shares in associated undertakings
- Unlisted	28	32

Total net book value of associates	28	32

Details of the principal associated undertakings are set out in Note 35.
(b) Analysis of movements in associated undertakings

Total
£m

Cost/carrying value at 1 January 2007	19
Exchange rate adjustments	(1)
Additions	10

Cost/carrying value at 31 December 2007	28

Exchange rate adjustments	2
Demerger of Americas Beverages	(7)

Cost/carrying value at 31 December 2008	23

Share of equity at 1 January 2007	3
Share of profit from operations	12
Share of interest	1
Share of taxation	(4)
Dividends received	(8)

Share of equity at 31 December 2007	4
Share of profit from operations	14
Share of interest	2
Share of taxation	(5)
Dividends received	(10)

Share of equity at 31 December 2008	5

Net book value at 31 December 2007	32

Net book value at 31 December 2008	28

The Group’s investment in Camelot Group plc, the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2008	2007
	£m	£m

Revenue	5,185	4,947
Profit for the period	51	39
Total assets	551	461
Total liabilities	(409)	(350)

18. Investments

	2008	2007
	£m	£m

Available for sale investments	2	2

The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.
19. Inventories

	2008	2007
	£m	£m

Raw materials and consumables	228	255
Work in progress	92	69
Finished goods and goods for resale	447	497

	767	821

The cost of inventories recognised as an expense for the period ended 31 December 2008 total £2,870 million (2007: £2,504 million).
20. Trade and other receivables

	2008		2007
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade receivables	835	—	997	—
Less: provision for impairment of trade receivables	(46)	—	(45)	—

	789	—	952	—
Amounts owed by associated undertakings	1	—	1	—
Other taxes recoverable	75	—	60	—
Other debtors	121	28	82	50
Prepayments and accrued income	81	—	102	—

	1,067	28	1,197	50

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are primarily denominated in the functional currency of the relevant Group reporting company. Trade receivables are categorised as loans and receivables under IAS 39.

In determining the recoverability of the trade receivable, the Group considers any change in the credit quality of the receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the directors believe that there is no further credit provision required in excess of the provision for impairment of trade receivables.
The movement on the provision for impairment of trade receivables is as follows:

	2008	2007
	£m	£m

Balance at beginning of year	45	32
Exchange adjustments	4	4
Charged to profit and loss account	15	11
Acquisition of subsidiaries	—	13
Utilised	(4)	(15)
Demerger of Americas Beverages	(13)	—
Transfer to assets held for sale	(1)	—

Balance at end of year	46	45

The aged analysis of past due but not impaired receivables is as follows:

	2008	2007
	£m	£m

Total trade receivables	835	997
Less: provision for impairment of trade receivables	(46)	(45)

	789	952

Of which:
Not overdue	657	748
Past due less than three months	123	177
Past due more than three months	9	27

	789	952

21. Assets held for sale

	2008	2007
	£m	£m

At the beginning of the year	71	22
Additions	270	71
Disposals	(71)	(22)

At the end of the year	270	71

The additions to assets held for sale in the year relate primarily to the Australia Beverages business, whose assets include £145 million non-current assets and £122 million current assets. Liabilities directly associated with Australia Beverages are £97 million.
The additions to assets held for sale in 2007 relate primarily to Monkhill, a UK confectionery business, whose assets include £48 million non-current assets and £21 million current assets. Liabilities directly associated with Monkhill are £18 million.

22. Trade and other payables

	2008		2007
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade payables	586	—	640	—
Amounts owed to associated undertakings	—	—	3	—
Payments on account	—	—	1	—
Interest accruals	31	9	35	—
Other taxes and social security costs	100	—	102	—
Accruals and deferred income	561	—	597	—
Other payables	273	52	323	37

	1,551	61	1,701	37

The Directors consider that the carrying amount of trade payables approximates to their fair value. Trade payables are primarily denominated in the functional currency of the relevant Group reporting company.
23. Provisions

		Acquisition	Contractual,
	Restructuring	demerger and	legal and
	provisions	disposal	other	Total
	£m	£m	£m	£m

At 1 January 2007	66	5	2	73
Exchange rate adjustments	4	—	1	5
Recognised in the income statement	224	—	7	231
Transfer from other creditors	—	—	8	8
Assumed on acquisition	—	—	4	4
Utilised in the year -cash	(141)	(1)	(2)	(144)
Utilised in the year -non-cash	(1)	—	(4)	(5)

At 31 December 2007	152	4	16	172
Exchange rate adjustments	5	33	1	39
Recognised in the income statement - continuing	217	—	7	224
Recognised in the income statement - discontinued	7	—	—	7
Demerger of Americas Beverages	(10)	—	—	(10)
Transfer of onerous contract provisions	(56)	—	56	—
Indemnities arising on demerger	—	117	—	117
Utilised in the year –cash – continuing	(154)	—	(2)	(156)
Utilised in the year –cash – discontinued	(16)	—	—	(16)
Utilised in the year -non-cash	(9)	—	—	(9)

At 31 December 2008	136	154	78	368

	2008	2007
	£m	£m

Amount due for settlement within 12 months	150	111
Amount due for settlement after 12 months	218	61

	368	172

Restructuring provisions
The charge to the income statement for restructuring (excluding business improvement costs) includes £6 million (2007: £35 million) related to discontinued operations, the balance of the charge, relating to continuing operations, is explained in Note 4. The charge in the table above includes £23 million (2007: £24 million) of business improvement costs. The majority of the restructuring provision relates to redundancy costs expected to be incurred in the following year.
Acquisition, demerger and disposal provisions
Acquisition and disposal provisions relate to provisions required when businesses are acquired or disposed. The demerger of the Americas Beverages business resulted in the Group giving certain indemnities to the Dr Pepper Snapple Group, Inc in relation to liabilities, including potential tax liabilities, which were demerged with Americas Beverages, which were incurred while the business was part of the Group but were not settled at the time of demerger.

Contractual, legal and other provisions
Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to current litigation, the disposal of subsidiaries, investments and brands and onerous lease provisions on vacant properties and other contracts. Given the significance of costs in 2008, whilst included in restructuring in the income statement, we believe it is more appropriate to show the provision within contractual, legal and other provisions. Accordingly, during the year £56 million (2007: £nil) of onerous contract provisions were transferred from restructuring provisions to contractual, legal and other provisions. In addition £nil (2007: £8 million) of provision obligations were transferred from other balance sheet accounts.
24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated		Retirement
	tax	Acquisition	benefit
	depreciation	intangibles	obligations	Losses	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2007	85	997	(39)	(44)	(119)	880
Charge/(credit) to equity for the year	—	—	51	—	(9)	42
Charge/(credit) to income statement	20	53	19	(7)	(43)	42
Acquisition of subsidiary	7	40	—	—	(3)	44
Disposal of subsidiary	—	—	—	—	1	1
Exchange differences	3	11	1	1	(4)	12

At 31 December 2007	115	1,101	32	(50)	(177)	1,021

Credit to equity for the year	—	—	(97)	—	—	(97)
(Credit)/charge to income statement
- continuing operations	(38)	(155)	7	(52)	25	(213)
- discontinued operations	(2)	(131)	5	(13)	11	(130)
Acquisition of subsidiary	(4)	(4)	—	—	1	(7)
Demerger of Americas Beverages	(43)	(644)	11	4	34	(638)
Transfers	4	—	(8)	5	(1)	—
Exchange differences	10	28	(13)	(11)	(10)	4

At 31 December 2008	42	195	(63)	(117)	(117)	(60)

‘Other’ consists primarily of: short-term temporary differences of £96 million (2007: £94 million); deferred tax on restructuring provisions of £4 million (2007: 34 million); and deferred tax on share awards totalling £16 million (2007: £36 million).
The following is the analysis of the deferred tax balances for balance sheet purposes:

	2008	2007
	£m	£m

Deferred tax assets	(181)	(124)
Deferred tax liabilities	121	1,145

	(60)	1,021

At the balance sheet date the Group has unused tax losses for which no deferred tax asset has been recognised of £183 million (2007: £179 million). The Group does not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £9 million expire in 2009, £108 million expire between 2010 and 2021. Other tax losses may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of undistributed earnings of overseas subsidiaries for which deferred tax liabilities have not been recognised is £4.3 billion (2007: £7.8 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse.
Temporary differences arising in connection with interests in associates are insignificant.

25. Retirement benefit obligations
The Group has various pension schemes throughout the world and these cover a significant proportion of current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations, after discussions with trustees and the plan sponsor.
There are also a number of defined contribution schemes where benefits are limited to contributions.
In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.
An analysis of the Group post-retirement cost included in profit from operations in the continuing Group is set out below:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

UK defined benefit schemes	30	45	37
Overseas defined benefit schemes	18	21	27
Overseas defined contribution schemes	16	14	9

Total	64	80	73

Of the charge for the year, in respect of defined benefit schemes, recorded within profit from operations, £29 million (2007: £33 million, 2006: £34 million) has been included in cost of sales, £19 million (2007: £33 million, 2006: £30 million) has been included in Administrative expenses. Expected return on assets net of unwind of discount of £27 million (2007: £30 million, 2006: £27 million) has been recorded in Investment revenue from continuing operations and a £2 million charge (2007: £1 million charge, 2006: £2 million charge) has been recorded within discontinued operations. Actuarial gains and losses have been reported in the Statement of recognised income and expense.
An amount of £9 million (2007: £19 million, 2006: £17 million) has been recognised in profit in respect of discontinued operations and therefore, the total Group post retirement cost included in profit from operations is £73 million (2007: £99 million, 2006: £90 million). Of the charge in respect of discontinued operations, £4 million (2007: £9 million, 2006: £7 million) relates to defined benefit schemes.
Main financial assumptions as at year end:

	2008	2008	2007	2007
	%	%	%	%
	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes

Rate of increase in salaries	3.65	2.75-3.50	4.25	3.5-4.25
Rate of increase in pensions in payment[1]	2.80	2.15	3.25	2.15
Rate of increase for deferred pensioners[1]	2.65	2.15	3.25	2.15
Discount rate for scheme liabilities	6.10	3.50-6.75	5.80	5.25-6.0
Inflation	2.65	1.75-2.50	3.25	2.25-3.0
Medical cost inflation	5.50	5.00-8.50	5.80	5.0-9.0

[1]	Guaranteed pension increases only apply to the UK and Irish pension schemes.
The impact of a 1% change in medical cost inflation would be insignificant to the Group’s financial position and results for the year.

In assessing the Group’s post-retirement liabilities the Group monitors mortality assumptions and uses relevant mortality tables. Allowance is made in all significant schemes for expected future increases in life expectancy. The mortality assumptions for the UK scheme were updated in 2007 following the statistical analysis performed during the recent funding valuation. The analysis demonstrated that in recent years, life expectancy had improved and, to reflect this, it was decided to alter the mortality assumptions. The mortality table adopted (PA8OC 2007) has been amended to reflect scheme specific experience. In addition an allowance for future improvements has been accounted for in line with medium cohort assumptions, together with an underpin to future improvements of 1% a year.
In Ireland, an analysis of the mortality experience of the schemes has resulted in the mortality assumption being updated (to standard tables “00 Series”) to assume longer life expectancies. Again, allowance has been made for expected future improvements in longevity of 1% a year from 2008.
Life expectancy at the plan retirement age of 60, on the assumptions used in the UK valuations, are as follows:

		2008	2007

Current pensioner	- male	25.5	24.9
	- female	28.6	27.8
Future pensioner (currently aged 45)	- male	27.2	26.1
	- female	30.2	28.8

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2008 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	7.0-8.5	746	259	—	1,005
Bonds	4.7	4.75-5.5	933	183	—	1,116
Property	7.0	5.6-6.9	102	31	—	133
Other	3.8	4.25-4.8	—	15	—	15

	6.2	6.3	1,781	488	—	2,269
Present value of benefit obligations			(1,779)	(715)	(33)	(2,527)

Recognised in the balance sheet — asset			17	—	—	17

Recognised in the balance sheet — obligation			(15)	(227)	(33)	(275)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2007 were as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	7.0-8.5	963	379	2	1,344
Bonds	5.0	4.75-5.5	923	191	1	1,115
Property	7.0	5.60-6.9	144	51	—	195
Other	6.0	4.25-4.8	70	21	—	91

	6.6	6.7	2,100	642	3	2,745
Present value of benefit obligations			(1,894)	(731)	(40)	(2,665)

Recognised in the balance sheet — asset			217	6	—	223

Recognised in the balance sheet — obligation			(11)	(95)	(37)	(143)

Changes in the present value of the defined benefit obligation are as follows:

	2008	2007
	£m	£m

Opening defined benefit obligation	(2,665)	(2,744)
Current service cost	(62)	(76)
Curtailment gain	10	1
Interest cost	(146)	(143)
Actuarial gains	197	207
Contributions by employees	(5)	(6)
Liabilities extinguished on settlements	—	6
Demerger of Americas Beverages	261	—
Exchange differences	(233)	(40)
Benefits paid	116	130

Closing defined benefit obligation	(2,527)	(2,665)

Of the £2,527 million of defined benefit obligations above, £114 million (2007: £94 million) are in respect of unfunded schemes. Of the remaining obligation of £2,413 million, assets of £2,269 million are held.
Changes in the fair value of these scheme assets are as follows:

	2008	2007
	£m	£m

Opening fair value of scheme assets	2,745	2,540
Expected return	172	172
Actuarial (losses)/gains	(585)	11
Contributions by employees	5	6
Contributions by employer — normal	54	72
Contributions by employer — additional	30	48
Assets utilised in settlements	—	(6)
Demerger of Americas Beverages	(224)	—
Exchange differences	188	32
Benefits paid	(116)	(130)

Closing fair value of scheme assets	2,269	2,745

The actual loss on scheme assets was £413 million (2007: £183 million gain). The scheme assets do not directly include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2008, the Group elected to make an additional £23 million (2007: £21 million) and £7 million (2007: £27 million) contribution to the UK and Ireland pension schemes respectively. These payments were in accordance with deficit recovery plans agreed between the company and the trustees.
The expected rates of return on individual categories of scheme assets are determined after taking advice from external experts and using available market data, for example by reference to relevant equity and bond indices published by Stock Exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the schemes’ investment portfolio.
The history of the schemes for the current and prior periods is as follows:

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(2,527)	(2,665)	(2,744)	(2,666)	(2,372)
Fair value of scheme assets	2,269	2,745	2,540	2,297	1,887

(Deficit)/surplus	(258)	80	(204)	(369)	(485)

Experience (losses)/gains on scheme liabilities	(25)	55	(49)	15	(50)
Change in assumptions	222	152	38	(199)	(93)
Experience adjustments on scheme assets	(585)	11	82	260	71

The total gross amount recognised in the statement of recognised income and expense in 2008 is a loss of £388 million; the cumulative total gross amount in respect of 2004–2008 is a loss of £95 million.
The Group expects to contribute approximately £56 million to its defined benefit schemes in 2009. In addition, management agreed to make additional scheduled recovery contributions of approximately £4 million in 2009 to further fund its defined benefit obligation in the UK.
Set out below are certain additional disclosures in respect of the main UK defined benefit pension scheme, Cadbury Pension Fund (CPF), which represents approximately 65% of the Group’s post-retirement liabilities.
The CPF scheme assets are held in a separate Trustee Fund. The Trustee of the Fund is required to act in the best interest of the Fund’s beneficiaries. The Trustee to the Fund is a corporate body whose board is made up of 10 members; 5 are appointed by the Company and 5 are appointed by the Pensions Consultative Committee (a body that represents members’ interests). The employer contribution rate is generally reviewed every 3 years at the time of the triennial valuation. The next valuation is due April 2010.
The Group offers defined benefit retirement benefits to all of its current UK employees. The retirement benefits provided to employees joining after July 2001 are based on career average earnings, revalued for inflation with a ceiling limit of 5%. Benefits provided to members who joined the Group prior to this date are linked to final salary.
The principal disclosures regarding actuarial assumptions (including mortality) are set out above. The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below.

Assumption	Change in assumption	Impact on liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 8.5%
Rate of mortality	Increase by 1 year	Increase by 3.5%

The most recently completed funding valuation for the Fund was performed by an independent actuary for the Trustee of the Fund and was carried out as at 6 April 2007. The levels of contribution are based on the current service costs and the expected future cash flows of the Fund.
Following this valuation the Group’s ordinary contribution rate continued at the rate set of 15.5% of pensionable salaries (net of any salary sacrifice arrangements). In 2008 the Group contributed a further £18 million to the Cadbury Pension Fund in accordance with the 2005 funding plan. The Group considers that the contribution rates and additional contributions agreed with the Trustee in 2007 are sufficient to meet future plan liabilities.
At 31 December 2008, the Fund’s assets were invested in a diversified portfolio that consisted primarily of equity and debt securities. The fair value of the scheme assets, as a percentage of total scheme assets and actual allocations, are set out below:

	Planned
(as a percentage of total scheme assets)	2009	2008	2007	2006

Equity securities	44%	42%	49%	52%
Debt	50%	52%	42%	37%
Property	6%	6%	8%	10%
Other	—	—	1%	1%

Recent market conditions have impacted on the value of the CPF. However, due to a significant allocation of the schemes assets to debt, the CPF has performed well in these conditions.
In conjunction with the Trustee the Group has agreed to enter into a funding plan which includes discussion on the investment of its assets. These discussions include the risk return policy of the Group and set the framework of matching assets to liabilities based on this risk reward profile. The majority of equities relate to international entities. The aim is to hold a globally diversified portfolio of equities with at least 60% of equities being held in international equities. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to alternative investments such as fund of hedge funds, private equity and property.

26. Share-based payments
The continuing Group recognised an expense of £35 million (2007: £41 million, 2006: £33 million) related to equity-settled share-based payment transactions during the year and an amount of £2 million (2007: £8 million, 2006: £9 million) in respect of discontinued operations.
As previously described in Note 1(c), pursuant to the Scheme of Arrangement prior to the demerger of the Americas Beverages business, Cadbury Schweppes plc shareholders received 64 Cadbury plc ordinary shares and 12 DPSG shares for every 100 Cadbury Schweppes ordinary shares held. As a consequence, share options and awards were recalculated to ensure that in the new structure they had an equivalent value at the point of exchange (being 2 May 2008) to the original share options and awards.
The continuing operations expense of £35 million (2007: £41 million, 2006: £33 million) has been recognised in the primary segments as follows:

	2008	2007	2006
	£m	£m	£m

Britain and Ireland	5	4	4
Middle East and Africa	1	1	1
Europe	2	2	3
North America	6	6	7
South America	—	—	1
Pacific	1	2	2
Asia	1	1	1
Central	19	25	14

	35	41	33

The Group has a number of share option plans that are available to Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP), full details of which are included in Item 6 on pages 81 to 84. The Group also operates share option schemes in certain countries which are available to all employees. Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.
An expense is recognised for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the options over the vesting period of each scheme.
Share award fair values
The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award: these include Binomial models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations. Key fair value and other assumptions are detailed below:

	Schemes granted in 2008
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	19%	n/a	20%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting + 5 months

Risk free rate	2.2%	n/a	2.7%-5.1%	4.0%-4.9%

Expected dividend yield	3.3%	2.5%	2.6%-3.3%	2.4%-2.8%

Fair value per option (% of share price at date of grant)	179.2%[1]	92.8%	89.9%-99.1%	19.8%-28.4%

Possibility of ceasing employment before vesting	—	—	—	10%-49%

Expectation of meeting performance criteria	70%[2]	70%	100%	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.

[2]	For more details on the BSRP awards refer to pages 81 to 84 of Item 6.

	Schemes granted in 2007
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	15%	n/a	16-17%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting + 5 months

Risk free rate	5.5%	n/a	4.9%-5.8%	4.9%-5.8%

Expected dividend yield	2.5%	2.5%	2.5%-3.0%	1.9%-2.3%

Fair value per award (% of share price at date of grant)	185.5%[1]	92.8% UEPS	91.8%-99.3%	24.0%-36.3%

		45.1% TSR

Possibility of ceasing employment before vesting	—	—	—	10%-41%

Expectations of meeting performance criteria	40%	70%	100%	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The BSRP is available to a group of approximately 120 senior executives including the executive Directors. The maximum number of shares awarded in 2008 was 2,895,265 (2007: 3,367,459). 998,489 shares vested in 2008 (2007: 1,531,921). Also during the period, matching awards were made over 756,023 shares (2007: 1,706,860). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in continuing operations in respect of these awards was £14 million (2007: £16 million, 2006: £6 million).
Around 120 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2008 is 2,202,461 (2007: 3,055,676). 1,136,648 shares vested in 2008 (2007: 1,197,124) and lapsed shares totalled 431,506 (2007: 2,693,989). Awards made under this scheme are classified as equity settled. The expense recognised in continuing opearations in respect of these awards was £10 million (2007: £5 million, 2006: £5 million).
Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. Around 2,000 employees were granted a total of 1,951,900 such awards in 2008 (2007: 2,258,795). Awards under this plan are classified as equity settled. There were 1,217,700 (2007: 333,120) lapses in the year. The expense recognised in continuing operations in respect of these awards was £6 million (2007: £6 million, 2006: £4 million).
DSOP and share save plans, details of which are set out below, resulted in a charge of £5 million in continuing operations in 2008 (2007: £14 million, 2006: £18 million).

2008: Details of the share option plans are as follows:
Options in Cadbury Schweppes plc

											Weighted
							Exercise	Weighted	Weighted		average
							prices for	average	average		exercise price
							options	exercise price	contractual		of options
							outstanding	of options	life in		currently
							at 01/05/2008	outstanding	months of		exercisable
	Balance					Balance	in the range	at 01/05/2008	options		at 01/05/2008
	outstanding					outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning					at the end	otherwise	otherwise	at	Exercisable at	otherwise
	of the year	Granted		Exercised	Cancelled	1/05/2008	stated)	stated)	01/05/2008	01/05/2008	stated)

a	10,200,449	3,627	[1]	1,924,791	354,571	7,924,714	3.15-4.69	4.03	35.09	102,505	3.59
c	26,174,016	—		1,759,474	25,002	24,389,540	3.31-4.83	4.24	46.22	24,389,540	4.24
d	8,979,975	—		344,239	33,778	8,601,958	4.40-5.70	4.82	79.45	8,521,708	4.81
e	22,076,797	—		1,819,344	273,511	19,983,942	4.40-5.72	4.83	22.56	19,472,192	4.81
f	368,726	—		15,011	19,430	334,285	2.74-3.78	2.98	16.31	—	—
	481,472	—		19,385	11,242	450,845	4.23-5.21	4.65	30.25	—	—
h	236,940	—		31,385	20,824	184,731	2.74-3.78	3.05	26.94	3,587	3.39
	139,390	—		8,771	2,538	128,081	4.23-5.22	4.62	44.62	—	—
j	579,275	—		224,037	18,477	336,761	3.02-4.48	4.12	19.42	35,499	3.56
	198,923	—		—	846	198,077	4.59-4.69	4.68	38.16	—	—
	166,376	—		244	132,020	34,112	$7.93	$7.93	13.97	—	—
l	1,536,822	—		197,868	132,084	1,206,870	$9.14	$9.14	6.48	—	—
	359,676	—		4,468	33,812	321,396	$9.67	$9.67	18.48	—	—
n	1,759,359	—		48,648	189,467	1,521,244	$9.14	$9.14	6.48	—	—
	452,300	—		1,152	66,328	384,820	$9.67	$9.67	18.48	—	—

[1]	3,627 options which had been cancelled were subsequently re-instated during this period, as permitted under the Scheme rules.

Options in Cadbury plc

										Exercise	Weighted			Weighted
										prices for	average	Weighted		average
										options	exercise price	average		exercise price
										outstanding	of options	contractual		of options
										at the end of	outstanding	life in		currently
										the year in	at the end	months of		exercisable
									Balance	the range	of the year	options		at year end
	Balance								outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	outstanding								at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	at 02/05/2008[1]		Granted		Exercised		Cancelled		of the year	stated)	stated)	of the year	at year end	stated)

a	7,110,533	[2]	17,294	[3]	338,011	[4]	377,096	[5]	6,412,720	3.51-5.22	4.49	27.48	—	—
b	—		1,606,274		—		16,710		1,589,564	5.05	5.05	57.95	—	—
c	21,892,263		80,669	[6]	6,308,700		165,601		15,498,631	3.69-5.38	4.73	39.19	15,498,631	4.73
d	7,721,232		2,750	[6]	1,899,608		64,859		5,759,515	4.90-6.34	5.44	71.98	5,759,515	5.44
e	17,939,314		41,201	[6]	4,725,286		234,849		13,020,380	4.90-6.37	5.46	72.16	13,020,380	5.46
f	298,538		—		186,359		2,893		109,286	3.05-4.21	3.69	19.78	1,418	3.05
	404,719		—		77,584		19,027		308,108	4.71-5.81	5.27	26.77	4,088	4.71
g	—		233,086		—		3,673		229,413	5.22	5.22	48.04	—	—
h	161,958		—		59,777		101		102,080	3.05-4.21	3.51	27.86	1,630	3.05
	114,973		—		13,299		5,677		95,997	4.71-5.81	5.17	39.44	626	4.71
i	—		134,286		—		1,127		133,159	5.22	5.22	63.38	—	—
j	301,999	[7]	—		5,644	[8]	46,258		250,097	3.36-4.99	4.65	14.46	—	—
	177,659		—		—		1,063		176,596	5.11-5.22	5.21	30.20	—	—
	29,784		—		16,124		13,660		—	—	—	—	—	—
k	—		263,715		—		—		263,715	5.05	5.05	48.05	—	—
l	1,083,408		—		374,420		708,988		—	—	—	—	—	—
	282,696		—		—		35,576		247,120	$10.97	$10.97	10.45	—	—
m	—		290,496		—		2,328		288,168	$9.64	$9.64	22.45	—	—
n	1,365,620		—		6,584		1,359,036		—	—	—	—	—	—
	338,588		—		180		51,160		287,248	$10.97	$10.97	10.45	—	—
o	—		311,148		2,424		—		308,724	$9.64	$9.64	22.45	—	—

[1]	Options held in Cadbury Schweppes plc on 1 May 2008 were exchanged for options in Cadbury plc on 2 May 2008 using the formula as agreed in advance with HMRC (“the HMRC-approved formula”) which is described on page 78. Any variances may occur as a result of roundings on individual participants’ accounts.

[2]	Participants of the Cadbury Schweppes Savings-Related Share Option Scheme 1982 holding a total of 60,655 options in Cadbury Schweppes plc elected not to transfer their options into Cadbury plc. These options have been included, using the HMRC-approved formula in the opening balance at 2 May 2008.

[3]	17,294 options which had been cancelled were subsequently re-instated during this period, as permitted under the Scheme rules.

[4]	317,098 options were exercised directly in Cadbury plc. 24 participants of the Cadbury Schweppes Savings-Related Share Option Scheme 1982 exercised 23,292 options in Cadbury Holdings Limited (formerly Cadbury Schweppes plc) between 2 May 2008 and 31 December 2008. As soon as the 23,292 shares were allotted, they were immediately exchanged for 20,913 shares in Cadbury plc, as required under the Scheme rules. The latter figure has been included in the total number of options exercised.

[5]	343,556 options were cancelled directly in Cadbury plc. 37,363 options in Cadbury Holdings Limited were cancelled between 2 May 2008 and 31 December 2008. These options have been included, using the HMRC-approved formula in the total number of options cancelled.

[6]	Options which had been cancelled were subsequently reinstated during this period in accordance with the rules of each Plan.

[7]	1 participant of the Cadbury Schweppes International Savings-Related Share Option Scheme 1998 holding a total of 1,049 options in Cadbury Schweppes plc elected not to transfer these options into Cadbury plc. These options have been included, using the HMRC-approved formula in the opening balance at 2 May 2008.

[8]	4,708 options were exercised directly in Cadbury plc. 1 participant of the Cadbury Schweppes International Savings-Related Share Option Scheme 1998 exercised 1,043 options in Cadbury Holdings Limited (formerly Cadbury Schweppes plc) on 30 June 2008. As soon as the 1,043 shares were allotted, they were immediately exchanged for 936 shares in Cadbury plc, as required under the Scheme rules. The latter figure has been included in the total number of options exercised.

2007: Details of the share option plans are as follows:
Options in Cadbury Schweppes plc

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	11,500,481	1,655,771	2,402,282	553,521	10,200,449	3.15-4.69	3.96	27	—	—
c	43,625,625	—	17,134,232	317,377	26,174,016	3.31-4.83	4.24	51	26,174,016	4.24
d	9,836,500	—	704,775	151,750	8,979,975	4.40-5.70	4.81	83	4,645,725	4.40
e	25,170,500	—	2,810,203	283,500	22,076,797	4.40-5.72	4.83	84	11,109,797	4.40
f	612,867	—	176,611	67,530	368,726	2.74-3.78	2.98	14	—	—
	377,827	146,303	13,136	29,522	481,472	4.23-5.22	4.64	28	—	—
h	346,665	—	76,040	33,685	236,940	2.74-3.78	3.06	25	—	—
	113,055	40,495	5,710	8,450	139,390	4.23-5.22	4.60	41	—	—
j	686,396	—	87,657	19,464	579,275	3.02-4.48	3.89	11	—	—
	32,813	175,118	284	8,724	198,923	4.59-4.69	4.68	36	—	—
	191,388	—	22,792	2,220	166,376	$6.23-$7.93	$7.23	5	—	—
l	94,348	—	—	94,348	—	—	—	—	—	—
	1,297,460	—	1,099,112	198,348	—	—	—	—	—	—
	1,591,504	—	7,264	47,418	1,536,822	$9.14	$9.14	10	—	—
	—	359,712	—	36	359,676	$9.67	$9.67	22	—	—
n	806,372	—	536,836	269,536	—	—	—	—	—	—
	1,784,960	—	9,376	16,225	1,759,359	$9.14	$9.14	10	—	—
	—	452,448	—	148	452,300	$9.67	$9.67	22	—	—
p	92,754	—	73,089	19,665	—	—	—	—	—	—

(a)	The Cadbury Schweppes Savings-Related Share Option Scheme 1982 for employees was approved by shareholders in May 1982. These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(b)	The Cadbury plc 2008 Savings Related Share Option Scheme for employees was approved by shareholders in April 2008. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(c)	The Cadbury Schweppes Share Option Plan 1994 for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes Share Option Plan 2004 for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004, and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, of grant, subject to the satisfaction of certain performance criteria.

(e)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by Shareholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable within a period of 7 years commencing 3 years from the date of grant.

(f)	The Cadbury Schweppes Irish Savings Related Share Option Scheme, a Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited, was approved by shareholders in May 1987. These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(g)	The Cadbury plc 2008 Irish Savings Related Share Option Scheme, a Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited, was approved by shareholders in April 2008. These options are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(h)	The Cadbury Schweppes Irish AVC Savings Related Share Option Scheme, a Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited, was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(i)	The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme, a Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited, was approved by shareholders in April 2008. These options are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(j)	The Cadbury Schweppes International Savings-Related Share Option Scheme 1998 was established by the Directors, under the authority given by shareholders in May 1994. The options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(k)	The Cadbury plc 2008 International Savings-Related Share Option Scheme was approved by the shareholders in April 2008. Employees in Spain, France, Portugal and Greece were granted options during 2008. The options are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(l)	The Cadbury Schweppes plc US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(m)	The Cadbury plc 2008 US Employees Share Option Plan. These options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(n)	The Cadbury Schweppes plc Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareholders in May 2004 to encourage and facilitate the ownership of shares by eligible employees of selected subsidiaries located in North, Central and South America. The options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.

(o)	The Cadbury plc 2008 Americas Employees Share Option Plan was approved by the shareholders in April 2008. The options are normally exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.

(p)	The Cadbury Schweppes Asia Pacific Employee Share Acquisition Plan 2002 was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation. No options were exercised under this plan during 2008. There are no options outstanding under this plan as at 31 December 2008.
For all schemes and plans described above except those in notes (c) to (e) inclusive, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (c) to (e) inclusive, there are performance requirements for the exercising of options. However, no such option grants were made in the year as discretionary share options were removed as part of the Group remuneration programme.

For the period from 1 January 2008 to 1 May 2008, the weighted average exercise prices of options granted, exercised and lapsed in Cadbury Schweppes plc were:

	1 January 2008 to 1 May 2008
	Options
	granted		Options	Options
	(*reinstated)		exercised	lapsed

Cadbury Schweppes Savings-Related Share Option Scheme 1982:	£3.89	*	£3.63	£4.26
Cadbury plc 2008 Savings Related Share Option Scheme:	—		—	—
Cadbury Schweppes Share Option Plan 1994:	—		£4.21	£4.32
Cadbury Schweppes Share Option Plan 2004:	—		£4.73	£4.91
Cadbury Schweppes (New Issue) Share Option Plan 2004:	—		£4.74	£5.11
Cadbury Schweppes Irish Savings Related Share Option Scheme:	—		£3.79	£3.67
Cadbury plc 2008 Irish Savings Related Share Option Scheme:	—		—	—
Cadbury Schweppes Irish AVC Savings Related Share Option Scheme:	—		£3.40	£3.42
Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme:	—		—	—
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		£3.57	£3.70
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		$6.23	$7.04
Cadbury plc 2008 International Savings-Related Share Option Scheme:	—		—	—
Cadbury Schweppes plc US Employees Share Option Plan 2005:	—		$9.15	$9.24
Cadbury plc 2008 US Employees Share Option Plan:	—		—	—
Cadbury Schweppes plc Americas Employees Share Option Plan 2005:	—		$9.15	$9.27
Cadbury plc 2008 Americas Employees Share Option Plan:	—		—	—

*	Options which had been cancelled, were subsequently re-instated, as permitted under the scheme rules.
For the period from 2 May 2008 to 31 December 2008, the weighted average exercise prices of options granted, exercised and lapsed in Cadbury plc were:

	2 May 2008 to 31 December 2008
	Options
	granted		Options	Options
	(*reinstated)		exercised	lapsed

Cadbury Schweppes Savings-Related Share Option Scheme 1982:	£4.27	*	£4.17	£4.86
Cadbury plc 2008 Savings Related Share Option Scheme:	£5.05		—	£5.05
Cadbury Schweppes Share Option Plan 1994:	£4.78	*	£4.14	£4.32
Cadbury Schweppes Share Option Plan 2004:	£5.85	*	£5.16	£4.90
Cadbury Schweppes (New Issue) Share Option Plan 2004:	£5.42	*	£5.20	£5.05
Cadbury Schweppes Irish Savings Related Share Option Scheme:	—		£3.58	£5.14
Cadbury plc 2008 Irish Savings Related Share Option Scheme:	£5.22		—	£5.22
Cadbury Schweppes Irish AVC Savings Related Share Option Scheme:	—		£3.54	£5.36
Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme:	£5.22		—	£5.22
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		£3.83	£4.34
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		$9.00	$9.00
Cadbury plc 2008 International Savings-Related Share Option Scheme:	£5.05		—	—
Cadbury Schweppes plc US Employees Share Option Plan 2005:	—		$10.37	$10.04
Cadbury plc 2008 US Employees Share Option Plan:	$9.64		—	$9.64
Cadbury Schweppes plc Americas Employees Share Option Plan 2005:	—		$10.39	$10.39
Cadbury plc 2008 Americas Employees Share Option Plan:	$9.64		—	$9.64

The weighted average share price during the year was £6.11.

	2007
	Options	Options	Options
	granted	exercised	lapsed

Cadbury Schweppes Savings-Related Share Option Scheme 1982:	£4.69	£3.44	£4.19
Cadbury Schweppes Share Option Plan 1994:	—	£4.10	£4.29
Cadbury Schweppes Share Option Plan 2004:	—	£4.40	£5.01
Cadbury Schweppes (New Issue) Share Option Plan 2004:	—	£4.40	£4.84
Cadbury Schweppes Irish Savings-Related Share Option Scheme:	£5.22	£3.48	£3.65
Cadbury Schweppes Irish AVC Savings-Related Share Option Scheme:	£5.22	£3.32	£3.76
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	£4.69	£3.21	£4.59
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—	$6.23	$6.23
Cadbury Schweppes US Employees Share Option Plan 2005:	$9.67	$8.43	$8.56
Cadbury Schweppes Americas Employees Share Option Plan 2005:	$9.67	$8.44	$8.47
Cadbury Schweppes Asia Pacific Employee Share Acquisition Plan 2002:	—	£4.34	£4.34

The weighted average share price during the year was £6.15.
Awards under the BSRP, ISAP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Group, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Group’s employee share plans.
The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
From 14 June 2006 to 11 December 2007, 4 appropriations under the Irish Share Plan, a profit sharing plan, totalling 48,549 Cadbury Schweppes plc ordinary shares were made to eligible employees. The prices at which the shares were appropriated range from £5.11 to £7.06. As a result of the Scheme of Arrangement and the subsequent demerger of the Americas Beverages business, and following the sale of shares in both Cadbury plc and Dr Pepper Snapple Group, Inc. to pay fractional entitlements, there are 30,702 Cadbury plc ordinary shares and 5,605 Dr Pepper Snapple Group, Inc. shares being held by the Trustees of the Irish Share Plan. These shares will be released to the employees between 14 June 2009 and 11 December 2010.
The Cadbury plc 2008 Irish Employee Share Scheme (the “Irish Share Plan 2008”)
During 2008, 2 appropriations under the Irish Share Plan 2008, a profit share plan, totalling 26,774 Cadbury plc ordinary shares were made to eligible employees. The prices at which the shares were appropriated range from £5.451 to £6.281. The shares are held by the Trustees of the Irish Share Plan 2008, and will be released to the employees between 15 July 2011 and 23 December 2011.

27. Borrowings and Financial Instruments
(a) Borrowings

	2008		2007
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Floating rate debt
Commercial paper	373	373	1,302	1,302
Bank loans in foreign currencies	165	165	770	770
Bank overdrafts	152	152	44	44
Obligations under finance leases	2	2	32	32

	692	692	2,148	2,148

Fixed rate debt
7.25% Sterling Notes due 2018	347	377	—	—
3.875% US dollar Notes due 2008	—	—	502	503
4.25% Euro Notes due 2009	571	572	440	437
4.875% Sterling Notes due 2010	77	77	77	76
5.125% US dollar Notes due 2013	683	654	501	489
Other Notes	15	15	46	43

	1,693	1,695	1,566	1,548

	2,385	2,387	3,714	3,696

Of the total borrowings of £2,385 million (2007: £3,714 million), £1,190 million (2007: £2,583 million) were borrowings due within one year and £1,195 million (2007: £1,131 million) were borrowings due after one year.
At year end, the book value of assets pledged as collateral for secured loans was £nil (2007: £1 million). The security for the borrowings shown above as secured is by way of charges on the property, plant and equipment of Group companies concerned.
Disclosures relating to capital structure and borrowings can be found on page 47. Disclosures relating to treasury risk management policies can be found on page 52.
The fair values in the table above are quoted market prices or, if not available, values estimated by discounting future cash flows to net present value. For short term borrowings with a maturity of less than one year the book values approximate the fair values because of their short term nature. For non public long term loans, fair values are estimated by discounting future contractual cash flows to net present values using current market interest rates available to the Group for similar financial instruments as at year end. The table contains fair values of debt instruments based on clean prices excluding accrued interest.
The Notes listed above are issued out of the Group’s US Debt Programme and Euro Medium Term Notes Programme. Both programmes are subject to standard debt covenants requiring all debt to be ranked pari passu. Both Programmes contain customary negative pledge and cross default clauses. The Group is currently in compliance with these requirements.
The 5.125% USD Notes due 2013 are callable at the issuer’s option. These Notes are redeemable at the higher of 100% of the face value of the Notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 25 basis points respectively.
The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s currency and interest rate risk management instruments are contained below.

The Group’s borrowing limit at 31 December 2008 calculated in accordance with the Articles of Association was £12,975 million (2007: £14,575 million).
Interest on bank loans is at rates which vary in accordance with local inter-bank rates. The amount of non-interest bearing loans is negligible.
(b) Financial instruments – derivatives
The Group’s approach to treasury risk management is set out on pages 52 to 55 of the financial review and includes details of the credit risk, liquidity risk and market risk which the Group is currently exposed to and the methods used to manage these risks.
The fair value of interest rate and currency derivative assets was £268 million (2007: £46 million). The fair value of interest rate and currency derivative liabilities was £169 million (2007: £22 million).
The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates.
Interest rate derivatives
The Group uses interest rate swaps to manage the interest rate profile of its borrowings. As at 31 December 2008 the Group had a €100 million interest rate swap paying interest at a fixed rate of 3.64% and receiving interest based on 6 month Euro LIBOR rates. The swap matured in January 2009. The Group had a £100 million interest rate swap receiving fixed interest at 4.875% and paying floating interest based on 6 month Sterling LIBOR rates. The swap matures in August 2010. Finally, the Group had interest rate swaps, maturing in July 2018 with a nominal value of £350 million that receive interest at 7.25% and pay interest based on 6 month Sterling LIBOR rates.
As at 31 December 2007 the Group had a €100 million interest rate swap paying interest at a fixed rate of 3.64% and receiving interest based on 6 month Euro LIBOR rates maturing in 2010 and a £100 million interest rate swap receiving fixed interest at 4.875% and paying floating interest based on 6 month Sterling LIBOR rates maturing in 2010. The Group also had interest rate swaps with a nominal value of $300 million paying interest at 3.65%, receiving interest based on 3 month Sterling LIBOR, maturing in 2008 and a €100 million interest rate swap paying interest at 3.8% and receiving interest based on 6 month Euro LIBOR, maturing in 2008.
As at 31 December 2007 the Group also had cross currency swaps with a nominal value of 58 million Singapore dollars borrowing in US dollars and depositing in Singapore dollars. Fixed interest was received in Singapore dollars at 3.86% and paid in US dollars based on 6 month US dollar LIBOR. The Group also had a deposit Japanese Yen, borrow US dollars cross currency swap, with a nominal value of 3 billion Japanese Yen, receiving fixed interest in Japanese Yen at 1% and paying interest based on 3 month US dollar LIBOR. The cross currency swaps matured in 2008.

Embedded derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in IAS 39. As at 31 December 2008, the fair value of embedded derivatives was an asset of £0.7 million (2007: £0.3 million). This relates to foreign exchange forward contracts embedded within certain procurement contracts with maturities of between one and two years. Amounts recorded in the income statement are included within those disclosed in Note 10 to the financial statements.
(c) Financial instruments – assets
Cash and cash equivalents comprise cash held by the Group whilst short-term investments held by the Group are in the form of bank deposits and money market fund deposits. The carrying amount of these assets approximates to their fair value. Cash and cash equivalents and short-term investments are categorised as loans and receivables under IAS 39. At year end, there was £118 million (2007: £142 million) cash and cash equivalents and short-term investments held by subsidiary companies that cannot be remitted to the Company.
28. Capital and reserves
(a) Share capital of Cadbury plc

2008
£m

Authorised share capital:
Ordinary shares (2,500 million of 10p each)	250

Allotted, called up and fully paid share capital:
Ordinary shares (1,361 million of 10p each)	136

The Company has one class of ordinary share which carry no right to fixed income.
During the period from 1 January 2008 to 7 May 2008, 4,939,337 ordinary shares of 12.5p in Cadbury Schweppes plc, the previous parent company of the Group, were allotted and issued upon the exercise of share options, with a nominal value of £0.6 million.
On 11 April 2008 shareholders in Cadbury Schweppes plc approved a special resolution allowing the Company to issue one deferred share of 12.5p in Cadbury plc, and a Scheme of Arrangement whereby with the sanction of the High Court, the capital of the Company was reduced from £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p to £135,744,028.625 divided into 1,085,952,228 ordinary shares of 12.5p each and one deferred share of 12.5p by cancelling all the issued ordinary shares. The same Scheme of Arrangement then increased the capital of the Company back to £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p by authorising and issuing the same number of new ordinary shares of 12.5p each.
On 2 May 2008, a new holding company, Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc, and on that date the ordinary shares of Cadbury plc were admitted to listing on The London and New York Stock Exchanges (as ADRs in the case of New York), the shares and ADRs of Cadbury Schweppes plc being delisted at the same time.
In return for the cancellation of their Cadbury Schweppes plc ordinary shares, shareholders received 64 ordinary 500p shares and 36 beverage 500p shares in Cadbury plc for every 100 ordinary shares previously held in Cadbury Schweppes plc. The beverage shares were then cancelled via a court sanctioned reduction of capital and shareholders received shares in Dr Pepper Snapple Group, Inc. at a ratio of three for one on 7 May 2008 when the Americas Beverages business was demerged. The share capital of Cadbury plc reduced from £17,500,050,000 divided into 2,500,000,000 ordinary shares of 500p each, 1,000,000,000 beverage shares of 500p, 49,998 redeemable preference shares of £1 each and 2 deferred shares of £1 each, to £250,000,000 divided into 2,500,000,000 ordinary shares of 10p each.

The issued capital of Cadbury plc on 7 May 2008, after the reduction of capital, was £135,299,057.40 divided into 1,352,990,574 ordinary shares of 10p each.
During the period from 7 May 2008 to 31 December 2008, 7,781,332 ordinary shares of 10p in Cadbury plc were allotted and issued upon the exercise of share options (see Note 26), with a nominal value of £0.8 million.

(b) Nature of capital and reserves
At 31 December 2008, the Group held 10 million (2007: 17 million) of own shares purchased by the Cadbury Employee Trust for use in employee share plans. During 2008, an additional £47 million of the Company’s shares were purchased by the Trust (2007: £70 million).
During 2008, the Company received £38 million (2007: £56 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.
The capital redemption reserve arose on the redemption of preference shares in 1997.
At 31 December 2008 the hedging and translation reserve comprises £443 million (2007: £(136) million) relating to all foreign exchange differences arising from the translation of the financial statements of foreign operations and £(2) million (2007: £(3) million) relating to hedging items.
The acquisition revaluation reserve arose on the step acquisition of former associates to subsidiaries in 2006. It represents the increase in the fair value of assets acquired attributable to the previously owned share.
The demerger reserve arose in the year on demerger of the Americas Beverages business and the associated Scheme of Arrangement whereby Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc.
29. Minority interests

	2008	2007
	£m	£m

Balance at beginning of year	11	8
Exchange rate adjustments	1	—
Acquisition minority interests	(2)	2
Share of profit after taxation	2	2
Dividends declared	—	(1)

Balance at end of year	12	11

All minority interests are equity in nature.
As at 31 December 2008, Cadbury Nigeria and Cadbury Fourseas are in a net liabilities position. The minority interest has no contractual obligation to meet these liabilities, consequently no minority interest asset has been recognised.
30. Acquisitions
2008
The Group made no acquisitions in 2008.
In 2008, the Group has recorded adjustments to the opening balance sheet of Intergum, a Turkish confectionery company acquired on 31 August 2007 for initial consideration of £192 million. These adjustments are principally a reduction in consideration of £22 million relating to the finalisation of the purchase price and a reduction of £13 million in net assets reflecting the finalisation of property, plant and equipment fair values, which have caused the goodwill on acquisition to decrease by £9 million. In addition, the Group has recorded adjustments to the opening balance sheet of Kandia-Excelent which has increased goodwill by £1 million. The Group also paid a further £6 million during 2008 relating to additional acquisition costs of businesses acquired in 2007 of which £3 million had been accrued in 2007. The net impact of all adjustments made in the current year relating to 2007 acquisitions is summarised below.

Fair value
adjustments
£m

Intangible assets	(3)
Property, plant and equipment	(12)
Inventories	(2)
Trade and other receivables	5
Trade and other payables	(4)
Borrowings related to factored receivables	—
Borrowings	—
Deferred tax on non-deductible brands	3
Minority interests	2
Other	—

(11)
Movement in goodwill	(8)

Adjustment to consideration paid net of unaccrued transaction costs	(19)

2007
Detailed below are the 2007 acquisitions as recognised in the 2007 financial statements. Provisional fair values have been finalised and details are discussed above.
In 2007, the Group acquired confectionery businesses in Romania (Kandia-Excelent), Japan (Sansei Foods) and Turkey (Intergum). On 13 June 2007 the Group acquired 93.3% of Kandia-Excelent, with a further 2.4% subsequently acquired in November 2007, for a total of £60 million. Brand intangible assets of £26 million and provisional goodwill of £14 million were recognised. The initial acquisition of 96% of Sansei occurred on 19 July 2007 with the remaining minority interest being acquired by the 2007 year end, for a total consideration of £61 million. Intangible assets of £18 million and provisional goodwill of £34 million has been recognised. On 31 August 2007 the Group acquired 100% of Intergum for £192 million, before assumed debt of £77 million including £32 million of borrowings related to factored receivables. Brand intangible assets of £71 million and provisional goodwill of £177 million were recognised.
In addition, the Americas Beverages business acquired a bottling company, South-East Atlantic Bottling Corporation, for £27 million in July 2007. Intangible assets of £11 million and provisional goodwill of £4 million have been recognised.
In 2007, adjustments to goodwill related to the finalisation of the purchase price allocation of the acquisitions made in 2006 totalled £28 million. These principally related to the finalisation of a deferred tax balance and a provision relating to historical litigation which was finalised within one year from acquisition.

	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	—	126	126
Property, plant and equipment	48	39	87
Inventories	19	—	19
Trade and other receivables	34	(2)	32
Trade and other payables	(49)	(7)	(56)
Borrowings related to factored receivables	(32)	—	(32)
Borrowings	(49)	—	(49)
Deferred tax on non-deductible brands	—	(47)	(47)
Minority interests	(2)	—	(2)
Other	—	1	1

	(31)	110	79
Goodwill			257
Investment in associate			10

			346

Cash consideration			339
Transaction costs			13

Cash paid			352
Net cash acquired			(6)

Net cash paid			346

31. Discontinued operations
On 7 May 2008, the Group completed the demerger of its Americas Beverages business and in December 2008 the Group announced it had signed a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations” these businesses are classified as discontinued and the prior periods have been re-presented on a consistent basis. The re-presentation includes an allocation of the Group’s interest charge relating to the debt funding which was demerged with the Americas Beverage business.
In 2005, our beverages business in Europe was classified as discontinued and the disposal completed in 2006. In 2006, we announced and completed the disposal of our South Africa beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it was also classified as discontinued operations.

(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Revenue	1,389	3,272	3,014

- Americas Beverages	951	2,878	2,566
- Australia Beverages	438	394	378
- Other	—	—	70

Trading costs	(1,211)	(2,718)	(2,421)
Restructuring costs	(6)	(35)	(26)
Contract termination gain[1]	—	31	—
Non-trading items	1	—	17

Profit from operations	173	550	584

- Americas Beverages	146	526	562
- Australia Beverages	27	24	19
- Other	—	—	3

Share of result in associates	—	—	(1)

Profit before financing and taxation	173	550	583
Finance costs	(45)	(94)	(91)

Profit before taxation	128	456	492
Taxation	(63)	(152)	(143)
Demerger and disposal costs	(104)	(40)	—
Tax on demerger and disposal costs	35	(6)	—
Profit on disposal	—	—	631
Tax on profit on disposal	—	—	(42)
Release of disposal tax provisions	—	—	51

Net (loss)/profit from discontinued operations	(4)	258	989

[1]	The Contract termination gain recognised in 2007 represents the credit arising from amounts received in respect of the termination of a distribution agreement for Glacéau in the US. This credit relates to the amounts which would otherwise have been received through distribution of the product in 2008.
The profit on disposal in 2006 relates to the disposal of Europe Beverages on 2 February 2006 and South African Beverages on 1 August 2006.
(b) Employees and emoluments

	2008	2007	2006
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	235	523	439
Social security costs	14	32	29
Post-retirement benefit costs	9	19	17
Share based payments	2	8	9

	260	582	494

	2008	2007	2006

Average employee headcount:
Discontinued operations	8,227	21,192	16,614

(c) Profit from discontinued operations is after charging:

	2008	2007	2006
	£m	£m	£m

Research and product development	4	9	11
Depreciation of property, plant and equipment - owned assets	32	71	58
- under finance leases	1	2	1
Amortisation of definite life acquisition intangibles	8	24	18
Impairment of goodwill	—	—	1
Amortisation of software intangibles	7	10	5
Maintenance and repairs	12	40	33
Advertising and promotional marketing	92	220	235
Impairment of trade receivables	3	6	2

There were net foreign exchange gains of £1 million recognised within profit from operations in 2008 (2007: £1 million gain, 2006: £nil).
Auditors’ remuneration for discontinued operations is given in Note 6.
(d) Financing costs

	2008	2007	2006
	£m	£m	£m

Finance (gain)/loss arising on held for trading assets and liabilities
Net (gain)/loss arising on derivatives (held for trading) not in a designated hedge relationship	(5)	2	6
Interest on other liabilities
Bank and other loans	49	91	83
Post retirement employee benefits	1	1	2

	45	94	91

(e) Taxation

	2008	2007	2006
	£m	£m	£m

Current tax — discontinued operations:
- UK	—	—	(31)
- Overseas	(156)	(145)	(140)
- Adjustment in respect of prior year	(2)	(10)	59

	(158)	(155)	(112)

Deferred tax — discontinued operations:
- UK	8	25	(29)
- Overseas	123	(19)	(2)
- Adjustment in respect of prior year	(1)	(9)	9

	130	(3)	(22)

Taxation from discontinued operations including tax on demerger costs	(28)	(158)	(134)

UK tax is calculated at 28.5% (2007 and 2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The current year tax charge primarily represents tax on the Americas Beverages business.
No reconciliation of the tax rate for discontinued operations has been provided given the discrete nature of the balances.

(f) Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

	2008	2007	2006
	£m	£m	£m

Net cash flows from operating activities	33	424	448
Net cash flows used in investing activities	(240)	(175)	(331)
Net cash flows from financing activities	133	—	—

	(74)	249	117

(g) Earnings per share from discontinued operations are as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007	2006	2006
	£m	pence	£m	pence	£m	pence

Reported	(4)	(0.2)	258	12.4	989	47.7
Restructuring costs	6	0.4	35	1.7	26	1.3
Amortisation and impairment of acquisition intangibles	8	0.5	24	1.1	19	0.9
Non-trading items	(1)	(0.1)	—	—	(17)	(0.8)
Contract termination gain	—	—	(31)	(1.5)	—	—
IAS 39 adjustment	(5)	(0.3)	1	—	5	0.3
Demerger and disposal costs[2]	122	7.5	40	1.9	—	—
Profit on disposal of subsidiaries	—	—	—	—	(631)	(30.5)
Effect of tax on above items[1]	(42)	(2.6)	(4)	(0.1)	15	0.7
Release of disposal tax provisions	—	—	—	—	(51)	(2.5)

Underlying	84	5.2	323	15.5	355	17.1

[1]	Effect of tax on above items includes £29 million charge (2007: £15 million charge, 2006: £nil) relating to certain reorganisations carried out in preparation for the demerger of the Americas Beverages business, and £44 million credit (2007 and 2006: £nil) relating to the recognition of deferred tax assets relating to the reassessment of capital losses and the tax basis of goodwill on the classification of Australia Beverages as an asset held for sale. In 2006, includes £17 million deferred tax credit arising on the intra-group transfer of retained brands.

[2]	Includes £18 million (2007 and 2006: £nil) of finance costs associated with the demerger.
The diluted reported and underlying earnings per share from discontinued operations are set out below:

	2008	2007	2006
	pence	pence	pence

Diluted reported	(0.2)	12.2	47.3
Diluted underlying	5.2	15.3	17.0

Diluted EPS has been calculated based on the reported and underlying earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS from discontinued operations is included in Note 13.

(h) The major classes of assets and liabilities comprising the Discontinued Beverages operations are as follows:

	2008	2008
	Australia	Americas
	Beverages at	Beverages at
	31 December	demerger
	2008	7 May 2008
	£m	£m

Assets

Non-current assets
Goodwill and acquisition intangibles	19	2,927
Software intangibles	10	54
Property, plant and equipment	116	459
Investment in associates	—	7
Deferred tax assets	—	116
Trade and other receivables	—	49

	145	3,612

Current assets
Inventories	29	200
Trade and other receivables	93	339
Cash and cash equivalents	—	115

	122	654

Total assets	267	4,266

Liabilities

Current liabilities
Trade and other payables	(97)	(345)
Short term borrowings and overdrafts	—	(910)
Short term provisions	—	(10)

	(97)	(1,265)

Non-current liabilities
Trade and other payables	—	(3)
Retirement benefit obligations	—	(37)
Deferred tax liabilities	—	(754)
Long term provisions	—	(26)
Long term borrowings and obligations under finance leases	—	(1,084)

	—	(1,904)

Total liabilties	(97)	(3,169)

Net assets	170	1,097

In addition, property plant and equipment totalling £3 million were classified as assets held for sale at 31 December 2008.

32. Leasing commitments
(a) Finance leases

			Present value of
	Minimum lease		minimum lease
	payments		payments
	2008	2007	2008	2007
	£m	£m	£m	£m

On leases expiring:
Within one year	1	22	1	21
Between one and five years	1	10	1	7
After five years	—	4	—	4

	2	36	2	32

Less future finance charges	—	(4)

Present value of lease obligations	2	32

Amount due for settlement within 12 months	1	21
Amount due for settlement after 12 months	1	11

It is the Group’s policy to lease certain of its plant and equipment under finance leases. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements are entered into for contingent rental payments. The carrying value of the Group’s lease obligations approximates their fair value.
(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Within one year	44	35	40
Between one and five years	140	104	110
After five years	94	98	99

	278	237	249

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Operating lease expenses charged in the income statement	45	53	48

33. Contingent liabilities and financial commitments
(a)	Cadbury Holdings Limited, a subsidiary of the Company, has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group balance sheet at 31 December 2008 being £2,185 million (2007: £3,470 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2008 was £1,693 million (2007: £2,017 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the Group’s borrowings of £2,385 million (2007: £3,714 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £18 million (2007: £7 million).

(c)	The Group has given a number of indemnities on certain disposals including the demerger of the Americas Beverages business as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(d)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(e)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.
34. Notes to the cash flow statement
Reconciliation of cash flow from operating activities

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Profit from operations
- Continuing operations	388	278	328
- Discontinued operations	173	550	584

	561	828	912
Adjustments for:
Depreciation, amortisation and impairment	244	290	270
Restructuring	71	82	50
Non-trading items	(2)	(2)	(40)
Post-retirement benefits	(3)	5	(1)
Additional funding of past service pensions deficit	(30)	(48)	(67)
Share compensation taken to reserves	31	29	40
IAS 39 adjustment	53	14	4
Other non-cash items	3	14	(7)

Operating cash flows before movements in working capital	928	1,212	1,161
Increase in inventories	(32)	(61)	(2)
(Increase)/decrease in receivables	(40)	77	50
Increase/(decrease) in payables	2	3	(64)

	858	1,231	1,145
Interest paid	(165)	(193)	(214)
Interest received	26	21	28
Demerger financing costs	(53)	—	—
Income taxes paid — excluding disposals	(153)	(235)	(256)
Income taxes paid — disposals	(44)	(12)	(83)

Net cash from operating activities	469	812	620

35. Group companies

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc	(c	)	Great Britain (ii)	20%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%
Meito Adams Company Ltd	(c	)	Japan	50%
Xtrapack Ltd	(c	)	Great Britain (ii)	30%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury UK (an unincorporated partnership operating in Great Britain between Cadbury UK Ltd, Trebor Bassett Ltd and The Old Leo Company Ltd)	(a	)	n/a

Europe:
Cadbury España, SL	(a	)	Spain
Cadbury France	(a	)	France
Cadbury Hellas AE	(a	)	Greece
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Cadbury Switzerland Faguet & Co	(a	)	Switzerland
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Dandy A/S	(a	)	Denmark
Dirol Cadbury LLC	(a	)	Russia
Intergum Gida Sanayi ve Ticaret Anonim Sirketi	(a	)	Turkey
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	95.36%

Americas:
Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Adams Distribuidora Mexico, SA de CV	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Cadbury Adams, SA	(a	)	Venezuela
Cadbury Adams USA LLC	(a	)	US (i)
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Cadbury Adams Colombia SA	(a	)	Colombia

Other overseas:
Cadbury Adams Thailand	(a	)	Thailand
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Enterprises Pte Ltd	(a	)	Singapore
Cadbury India Ltd	(a	)	India	97.61%
Cadbury Japan Ltd	(a	)	Japan
Cadbury Nigeria plc	(a	)	Nigeria	50.02%
Cadbury Schweppes Pty Ltd	(a)(b	)	Australia
Cadbury South Africa (Pty) Ltd	(a	)	South Africa

Finance and holding companies:
Alreford Limited	(c	)	Ireland
Berkeley Re Limited	(c	)	Ireland
Cadbury Holdings Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance plc	(c	)	Great Britain
Cadbury Netherlands International Holdings B.V.	(c	)	Netherlands (i)
Cadbury Schweppes Investments plc	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
CS Confectionery Inc	(c	)	US
Vantas International Ltd*	(c	)	Great Britain

*	Investment directly held by Cadbury plc

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.
The nature of the activities of the individual companies is designated as follows:
(a)	Confectionery

(b)	Beverages

(c)	Other (including holding companies)
The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.
Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.
36. Related party transactions
Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.
Trading transactions

	Sales of goods			Purchases of goods
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	n/a	55	n/a	n/a	8
EE	n/a	n/a	2	n/a	n/a	10
Meito Adams	7	4	6	41	40	39

	Amounts owed by related parties			Amounts owed to related parties
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	n/a	n/a	n/a	n/a	n/a
EE	n/a	n/a	n/a	n/a	n/a	n/a
Meito Adams	—	1	1	—	3	3

DPSUBG — Dr Pepper/Seven Up Bottling Group, Inc — until 2 May 2006
EE — L’Europeenne D’Embouteillage SAS — sold on 2 February 2006
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the CEC. Short term employee benefits expense relating to these individuals was £9 million (2007: £11 million, 2006: £9 million), post retirement benefits expense was £3 million (2007: £2 million, 2006: £2 million), termination benefits expense was £6 million (2007: £2 million, 2006: £nil) and share-based payments expense was £8 million (2007: 8 million, 2006: £10 million).

37. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Average	Closing	Closing	Closing
	2008	2007	2006	2008	2007	2006

US dollar	1.85	2.00	1.85	1.46	1.99	1.96
Canadian dollar	1.96	2.15	2.09	1.78	1.98	2.28
Australian dollar	2.20	2.39	2.44	2.12	2.27	2.49
Euro	1.26	1.46	1.47	1.05	1.36	1.48
South African rand	15.23	14.1	12.5	13.72	13.6	13.8
Mexican peso	20.48	21.8	20.0	20.15	21.7	21.1

The exchange rate for US dollars on the date of demerger of the Americas Beverages business was 1.98.
38. Events after the balance sheet date
On 23 January 2009, the Group obtained committed credit facilities totalling £300 million. This facility expires at the earlier of the disposal of Australia Beverages, capital market debt or equity issuance or 28 February 2010.
On 4 March 2009, the Group issued a £300 million bond that matures in 2014. On issuance of the bond the £300 million committed credit facilities expired.
The Group announced that it had entered into a conditional agreement with Asahi Breweries, Ltd (“Asahi”) on 24 December 2008 to sell the Australia Beverages business and, as a result of this agreement, Australia Beverages was treated as a discontinued operation in the presentation of the results for 2008.
Subsequent to the balance sheet date, on 12 March 2009, the Group entered into a definitive sale and purchase agreement for the sale of the Australia Beverages business to Asahi for a total consideration in cash of approximately £550m (AUD1,185m). The agreement with Asahi is subject to normal closing conditions, which do not include financing or competition authority clearance conditions, and the Group expects that the pre-conditions to closing will have been satisfied by 30 April 2009.
39. Changes and proposed changes to generally accepted accounting principles
An amendment to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”, addresses the classification of some puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
An amendment to IFRS 2, “Share based payment”, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This may have an impact on the accounting for SAYE and matching share plans for example. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed in December 2008. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after 1 July 2009, with earlier application permitted. This revision has not yet been endorsed by the EU. This may impact the Group should the Group make material acquisitions in the future.

IAS 27 (Revised), “Consolidated and separate financial statements”, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. This revised standard is effective for accounting periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows.
The Group adopted IAS 1 (Revised), “ Presentation of financial statements” on 1 January 2009. Upon adoption of the standard prior period financial statements were retrospectively restated. Accordingly, the effects of adoption of this standard have been reflected in these financial statements. The revised IAS 1 prohibits the presentation of items of income and expenses (that is, ‘nonowner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. The revised IAS 1 also states that entities making restatements or reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period.
IAS 23 (Revised), “Borrowing costs” requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. It is effective for annual periods beginning on or after 1 January 2009. This standard was endorsed by the EU in December 2008. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. An amendment to IFRS 1, “First time adoption of International Financial Reporting Standards”, and IAS 27, “Consolidated and separate financial statements”, will allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removed the definition of the cost method from IAS 27 and replaced it with a requirement to present dividends as income in the separate financial statements of the investor. These changes remove the significant barrier that was stopping many UK subsidiaries from adopting IFRS. The amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group does not expect this to have an impact on the financial statements.
An amendment to IAS 39, “Financial Instruments: recognition and measurement”, makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The amendment is effective for annual periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow.
IFRIC 13, “Customer Loyalty Programmes” clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results or cash flows. This interpretation was endorsed by the EU in December 2008.
IFRIC 15, “Arrangements for the construction of real estate”, provides further guidance over the application of IAS 11 “Construction Contracts”, and IAS 18, “Revenue”, to the construction of real estate. IFRIC 15 is effective for annual periods beginning on or after 1 January 2009. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.
IFRIC 16, “Hedges of a net investment in a foreign operation”, clarifies the application of hedge accounting to a net investment in a foreign operation. IFRIC 16 is effective for annual periods beginning on or after 1 October 2008. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.

IFRIC 17, “Distributions of non cash assets to owners”, clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. The interpretation states that 1) a dividend payable should be recognised when appropriately authorised, 2) it should be measured at the fair value of the net assets to be distributed, and 3) the difference between the fair value of the dividend paid and the carrying amount of the net assets distributed should be recognised in profit or loss. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.
IFRIC 18, “Transfer of assets from customers”, clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. The interpretation applies prospectively to transfers of assets from customers received on or after 1 July 2009, although some limited retrospective application is permitted. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.